As filed with the Securities and Exchange Commission on June 16, 2015.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

BioCardia, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2836	47-0892881
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

125 Shoreway Road, Suite B

San Carlos, CA 94070

(650) 226-0120

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Peter Altman, Ph.D.

125 Shoreway Road, Suite B

San Carlos, CA 94070

(650) 226-0120

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Danaher Elton Satusky James Huie Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	Daniel I. Goldberg Marianne C. Sarrazin Reed Smith LLP 599 Lexington Avenue New York, NY 10022 (212) 521-5400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	$57,500,000	$6,681.50

(1)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 16, 2015

PRELIMINARY PROSPECTUS

Shares

Common Stock

We are offering                 shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $              and $             per share.

We have applied to list our common stock on the NASDAQ Global Market, under the symbol “BCDA.” No assurance can be given that our application will be approved.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See the “Underwriting” section for a description of the compensation payable to the underwriters.

Certain of our existing stockholders and their affiliated entities, including stockholders affiliated with our directors, have indicated an interest in purchasing up to approximately $     million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these parties, or any of these parties may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

We have granted a 30-day option to the underwriters to purchase up to an additional                  shares of our common stock to cover over-allotments, if any.

The underwriters expect to deliver the shares of our common stock to purchasers on or about                 , 2015.

Cantor Fitzgerald & Co.

Roth Capital Partners

Maxim Group LLC

The date of this prospectus is                     , 2015.

You should rely only on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 12 and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the terms “BioCardia,” the “Company,” “we,” “us” and “our” refer to BioCardia, Inc.

Overview

We are a clinical-stage regenerative medicine company developing novel therapeutics for cardiovascular diseases with large unmet medical needs. Our lead therapeutic candidate is the CardiAMP Cell Therapy System, or CardiAMP. We anticipate enrolling the first patient in our U.S. Food and Drug Administration, or FDA, accepted Phase III pivotal trial for CardiAMP in ischemic systolic heart failure in 2015 and obtaining top-line data in the second half of 2017. If our Phase III pivotal trial is successful, we believe we will be the first company to reach the market with a cell-based therapy to treat heart failure. Our second therapeutic candidate is the CardiALLO Cell Therapy System, or CardiALLO. We anticipate acceptance of an Investigational New Drug, or IND, application by the FDA in 2016 for a Phase II trial for CardiALLO in ischemic systolic heart failure. We are committed to applying our expertise in the fields of autologous and allogeneic cell-based therapies to improve the lives of patients with cardiovascular conditions. Autologous cell therapies use autologous cells, which means the patient’s own cells, while allogeneic cell therapies use allogeneic cells, which means cells from a third party donor.

CardiAMP is a comprehensive therapeutic treatment that includes a companion diagnostic, and is comprised of (i) a cell potency screening test, (ii) a point of care cell processing platform, and (iii) a biotherapeutic delivery system. CardiAMP is the first comprehensive therapeutic treatment utilizing a patient’s own cells for the treatment of ischemic systolic heart failure, which is heart failure that develops after a heart attack. In the screening process with the companion diagnostic, the physician extracts a small sample of the patient’s bone marrow in an outpatient procedure performed under local anesthesia. The clinic sends the sample to a centralized diagnostic lab, which tests for identified biomarkers from which we generate a potency assay score for the patient. During the treatment, a clinician harvests and then prepares the patient’s own bone marrow mononuclear cells, or autologous cells, using our point of care cell processing platform, which a cardiologist then delivers into the heart using our proprietary biotherapeutic delivery system. We designed the entire procedure to be performed in approximately 60 to 90 minutes, which we believe is substantially faster than alternative cell-based therapies in development. The patient then leaves the hospital the same or next day.

Our CardiAMP Phase III pivotal trial follows a completed U.S. based randomized placebo-controlled Phase II trial that showed:

•	CardiAMP cells at a dosage of 200 million cells met the primary safety endpoint with 0% treatment related major adverse cardiac events at 30 days;

•	CardiAMP cells, when compared with placebo, were associated with statistically and clinically significant improvements in functional capacity as measured by the six minute walk test and improvements in quality of life as measured by the Minnesota Living with Heart Failure Questionnaire;

•	fewer clinical events such as hospitalizations were confirmed at one year following treatment; and

•	benefit in clinical outcomes was supported by improvement in patients’ cardiac function.

Cell-Based Therapy Product Pipeline

We are developing two therapeutic candidates, with an initial focus on heart failure resulting from a heart attack:

•	CardiAMP—autologous minimally processed bone marrow cells from a patient’s own cells, with an FDA accepted Phase III pivotal trial. To date, 53 patients have been treated in our Phase I and Phase II trials; and

•	CardiALLO—allogeneic culture expanded mesenchymal bone marrow cells from a universal donor for use in multiple unrelated patients, entering Phase II development. To date, 64 patients have been treated in CardiALLO related mesenchymal stem cell Phase I and Phase II trials.

CardiAMP was the first therapeutic candidate to enter a clinical program with a bone marrow derived cell-based therapy for ischemic systolic heart failure patients who are not actively ischemic. It is also the first cardiac therapeutic candidate to use a companion diagnostic, the CardiAMP potency assay, to identify patients who are likely responders to treatment with autologous cells. Finally, it is the first therapeutic candidate to initiate a Phase III pivotal trial in the United States for heart failure using point of care cell processing of bone marrow mononuclear cells. We are also exploring the development of CardiAMP for subacute myocardial infarction, and may in the future explore the development of CardiAMP for additional indications such as chronic myocardial ischemia and heart failure with preserved ejection fraction, or cardiac function as measured by outbound blood pumped out of the heart with each heartbeat.

CardiALLO, our second program, is an allogeneic “off the shelf” mesenchymal stem cell-based product candidate from universal donors and may be an alternative for patients who are not optimal candidates for CardiAMP. CardiALLO related mesenchymal stem cell studies co-sponsored by us have demonstrated safety and suggested efficacy, presenting a complimentary therapeutic program to fully address physician and patient interests in bone marrow derived cell-based therapies for cardiac indications. We expect to receive FDA acceptance of an IND in 2016 for a Phase II trial for CardiALLO in ischemic systolic heart failure.

Enabling and Delivery Product Portfolio

We have obtained U.S. and European approvals for enabling and biotherapeutic delivery products, which are used as part of our CardiAMP and CardiALLO therapies and which we believe validate our approach and development expertise: (i) the CardiAMP cell processing platform, (ii) the Helix transendocardial biotherapeutic delivery system, and (iii) our Morph vascular access products.

•	CardiAMP cell processing platform—processes bone marrow aspirate at the point of care to concentrate mononuclear cells and prepare the dosage form. We expect the CardiAMP cell processing platform to be approved in the United States for ischemic systolic heart failure as part of CardiAMP. The platform is currently cleared for use in the United States for the preparation of a cell concentrate from bone marrow.

•	Helix transendocardial biotherapeutic delivery system—delivers therapeutics into the heart muscle with a penetrating helical needle from within the heart. We believe the Helix biotherapeutic delivery system is the safest and most efficient platform for cardiac therapeutic delivery. We expect Helix to be approved in the United States as part of CardiAMP. The system is CE marked for commercial use in Europe and is under investigational use in the United States as part of our CardiAMP and CardiALLO development programs.

•	Morph vascular access—provides enhanced control for biotherapeutic delivery and other common interventions. We have already secured all necessary approvals in the United States and Europe. Currently there are six Morph product family model numbers available commercially in the United States via a 510(k) clearance and three in Europe under CE mark. The Morph products are valued by physicians performing difficult vascular procedures worldwide and they have been used in more than 10,000 clinical procedures to date. See “Business — Government Regulation — U.S. Premarket Clearance and Approval Requirements for Medical Devices” for a description of the 510(k) clearance process.

Market Opportunity

Heart failure is a clinical condition in which the output of blood from the heart is insufficient to meet the metabolic demands of the body. In 2015, the American Heart Association, or AHA, report on heart disease statistics estimated that there are 5.7 million Americans over the age of 20 that have heart failure. Heart failure is increasingly prevalent due to the aging population and the increase in major cardiovascular risk factors, including obesity and diabetes. The AHA also estimates that one in five adults will develop heart failure after the age of 40. During heart failure progression, the heart steadily loses its ability to respond to increased metabolic demand, and mild exercise soon exceeds the heart’s ability to maintain adequate output. Towards the end stage of the disease, the heart cannot pump enough blood to meet the body’s needs at rest. At this stage, fluids accumulate in the extremities or in the lungs making the patient bedridden and unable to perform the activities of daily living. The long-term prognosis associated with heart failure is approximately 50% mortality at five years following the initial diagnosis.

Hospitalizations for heart failure are expensive, and the risk of death increases with each recurrent heart failure-related hospitalization. In 2014, the Journal of the American College of Cardiology reported that the one- and six-month readmission rates after heart failure-related hospitalization are close to 25% and 50%, respectively. In 2010, the AHA estimated that the direct and indirect cost of heart failure in the United States was $39 billion, half of which was related to repeated hospitalizations, and by 2030 the total cost of heart failure in the United States is projected to increase to $70 billion. The Affordable Care Act recently established the “Hospital Readmissions Reduction Program,” which requires The Centers for Medicare & Medicaid Services to reduce payments to hospitals with excessive heart failure readmissions. As such, there is growing pressure on hospitals to reduce readmissions for heart failure.

Heart failure is classified in relation to the severity of the symptoms experienced by the patient. The most commonly used classification system, established by the New York Heart Association, or NYHA, is as follows:

•	Class I (mild): patients experience no or very mild symptoms with ordinary physical activity;

•	Class II (mild): patients experience fatigue and shortness of breath during moderate physical activity;

•	Class III (moderate): patients experience shortness of breath during even light physical activity; and

•	Class IV (severe): patients are exhausted even at rest.

Heart failure by NYHA Class. Source: American Heart Association and American Association of Heart Failure Nurses Certification Board (2013).

Despite guideline-directed therapies employing a wide range of pharmacologic, device, and surgical options, many patients deteriorate over time and develop advanced heart failure symptoms that cannot be effectively managed by existing medical therapies. At the end stage of heart failure, current treatment options include heart transplant surgery or implantation of a left ventricular assist device, or LVAD, a battery operated mechanical circulatory device used to partially or completely replace the function of the left ventricle of the heart. LVADs are used for patients awaiting a heart transplant or as a destination therapy for patients with NYHA Class IV heart failure who may never receive a heart transplant. Both of these end-stage treatment options require invasive open-chest surgery and can cost in excess of $150,000 per procedure, as reported by the Journal of Heart and Lung Transplantation.

There are approximately 2.9 million NYHA Class II and Class III heart failure patients, of which we estimate approximately 60% are patients with ischemic systolic heart failure. Of this subset of 1.7 million patients, we estimate that approximately 70%, or over 1.2 million patients, will have a cell potency score sufficient to qualify for treatment with CardiAMP.

Regenerative Medicine Overview

Regenerative medicine is a branch of translational research in tissue engineering and molecular biology that deals with the process of replacing, engineering or regenerating human cells, tissues or organs to restore or establish normal function. This field holds the promise of engineering damaged tissues and organs by stimulating the body’s natural repair mechanisms to functionally heal previously irreparable tissues or organs. This biomedical approach generally also refers to clinical therapies that may involve the use of stem cells. Examples include the injection of stem cells or progenitor cells, and the induction of regeneration by biologically active molecules as a secretion by infused cells.

The Center for Regenerative Medicine takes three interrelated approaches to the field:

•	Rejuvenation: boosting the body’s natural ability to heal itself;

•	Replacement: using healthy cells, tissues or organs from a living or deceased donor to replace damaged ones. Organ transplants, such as heart and liver transplants, are examples; and

•	Regeneration: delivering specific types of cells or cell products to diseased tissues or organs, where they will ultimately restore tissue and organ function. This can be done through cell-based therapy or by using cell products, such as growth factors. Bone marrow transplants are an example.

Bone Marrow Derived Cell-Based Therapy for Heart Failure

Bone marrow derived cell-based therapy has been shown to have the potential to restore cardiac function. In the past decade, intramyocardial delivery of bone marrow derived cell-based therapies in preclinical and clinical studies of heart failure has predominately resulted in benefits, such as improvement in ventricular function, reduction in infarct size and increase in myocardial perfusion. An infarct is an area of dead tissue resulting from failure of blood supply, and myocardial perfusion is blood flow to heart tissue.

Bone marrow cell homing to the heart is part of the body’s natural repair process. After a heart attack or an acute injury to the heart, cells from bone marrow are known to home to the heart. For example, a population of bone marrow cells with a cell surface marker of CD34+ has certain receptors, including CXC-4 and CXC-7 receptors, that home to the SDF-1 ligand, which is activated in injured heart tissue. In the event of heart failure, the heart is believed to have fewer of these homing signals and a decreased ability to stimulate or recreate this signaling process, leading to a lower likelihood of heart tissue repair. A number of other bone marrow derived cells with unique cell surface markers have also been shown to have beneficial effects in animal models of heart failure and are under clinical investigation today.

To date, three main established mechanisms of action have been put forward to explain the regenerative potential of bone marrow derived cells:

•	endothelial cell and myocyte growth through cell transdifferentiation, which means that a bone marrow cell becomes another cell type in the heart;

•	stimulation of endogenous cardiac stem cells for niche reconstruction, which means that a bone marrow cell stimulates the production of stem cells in the heart, which subsequently become a specific cell type in the heart; and

•	paracrine effects through the release of cytokines and growth factors leading to anti-apoptotic effects and angiogenesis, which means that proteins produced by the bone marrow cells stimulate beneficial reparative effects in the heart such as reduced inflammation, cell survival and the formation of new vascular networks.

There is increasing belief in the research community that the efficacy of bone marrow derived cells may reside in synergistic effects of two or more mechanisms of action promoting cardiac regeneration.

Our Key Advantages

Our senior management, board of directors and Scientific Advisory Board bring together key opinion leaders in cardiology and leading innovators in therapeutics, diagnostics and therapeutic delivery systems.

We believe that our expertise in regenerative medicine therapies and our corporate strategy provide us with several key advantages, including:

•	streamlined regulatory pathway with a single pivotal trial for CardiAMP;

•	unique ability to target likely responders to CardiAMP treatment via our proprietary companion diagnostic;

•	rapid point of care processing of CardiAMP cells;

•	immune-privileged “off the shelf” CardiALLO cells with similar clinical profile as autologous cells;

•	numerous partnering opportunities for the delivery of biologic and regenerative therapies with our Helix biotherapeutic delivery system;

•	established manufacturing and commercial operations; and

•	strong intellectual property position.

Our Strategy

We are committed to applying our expertise in the fields of autologous and allogeneic cell-based therapies to improve the lives of patients with cardiovascular conditions. We are pursuing the following business strategies:

•	complete Phase III pivotal trial of CardiAMP for patients with ischemic systolic heart failure;

•	obtain FDA approval and commercialize CardiAMP using a highly-targeted cardiology sales force in the United States;

•	advance our CardiALLO program for the treatment of ischemic systolic heart failure;

•	expand CardiAMP and CardiALLO into additional cardiac indications; and

•	continue to partner our Helix biotherapeutic delivery system for use with other biotherapeutics.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in the “Risk Factors” section immediately following this prospectus summary. These risks include, among other:

•	We have a history of net losses and may not be able to achieve or sustain profitability, which raises substantial doubt about our ability to continue as a going concern.

•	Our success depends in large part on our ability to obtain FDA approval for, and successfully commercialize, CardiAMP. This therapeutic candidate is still in clinical trials, has been used in only a limited number of procedures and there is no long-term data on its safety and efficacy.

•	Our limited commercialization experience and number of approved products makes it difficult to evaluate our current business, predict our future prospects and forecast our financial performance and growth.

•	We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs and our failure to obtain additional financing when needed could force us to delay, reduce or eliminate our therapeutic candidate development programs and commercialization efforts.

•	We may in the future be a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to sell our products and therapeutic candidates, if approved.

•	We have identified a material weakness in our internal control over financial reporting. If our remediation of this material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations.

Corporate Information

We were incorporated in Delaware in March 2002 as BioCardia DeviceCo, Inc. and changed our name to BioCardia, Inc. in August 2002. Our principal executive offices are located at 125 Shoreway Road, Suite B, San Carlos, CA 94070. Our telephone number is (650) 226-0120. Our website address is www.biocardia.com. Information contained in our website is not incorporated by reference into this prospectus, and should not be considered to be a part of this prospectus. You should not rely on our website or any such information in making your decision whether or not to purchase our common stock.

We have registered our name, logo and the trademarks “BioCardia,” “CardiAMP,” “CardiALLO,” and “Morph” in the United States. We have registered the trademarks “CardiAMP” and “CardiALLO” for use in connection with a biologic product, namely, a cell-based therapy product composed of bone marrow derived cells for medical use. We also have rights to use the “Helix” trademark in the United States. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and trade names in this prospectus are referred to without the ®, © and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering, (ii) the first fiscal year after our annual gross revenue is $1 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) as of the end of any fiscal year in which the market price of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to take advantage of this provision and, as a result, we will adopt the extended transition period available under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided under the JOBS Act.

THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full)
Over-allotment option

We have granted the underwriters a 30-day option to purchase up to                 additional shares of our common stock from us at the public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments.

Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $         , or approximately $         if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $         per share, the mid-point of the range on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for the FDA accepted Phase III pivotal trial of our CardiAMP Cell Therapy System, our lead therapeutic candidate, and working capital, research and development of additional future products or therapies and general corporate purposes. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the common stock.
NASDAQ Global Market proposed symbol	“BCDA”

The number of shares of common stock to be outstanding following this offering is based on 47,471,889 shares of our common stock outstanding as of March 31, 2015 and excludes:

•	6,015,508 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2015 under our 2002 Stock Option Plan, with a weighted average exercise price of $0.40 per share;

•	shares of our common stock issuable upon the exercise of options that were authorized after March 31, 2015, which will be granted effective upon this offering under our 2015 Equity Incentive Plan with an exercise price equal to the initial public offering price, assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the front cover of this prospectus (or that number of shares equal to (i) 123,000, plus (ii) $790,000 divided by the initial public offering price);

•	shares of our common stock reserved for future issuance under our stock-based compensation plans, including 950,768 shares as of March 31, 2015 under our 2002 Stock Option Plan and shares of our common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans”; and

•	shares reserved for issuance under our 2015 Employee Stock Purchase Plan, which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans.”

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	a for reverse stock split to be effected prior to the completion of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, each of which will occur upon the completion of this offering;

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 40,660,261 shares of common stock immediately prior to the completion of this offering;

•	the issuance of shares of our common stock upon the automatic conversion of approximately $7.2 million aggregate principal amount of convertible notes and accrued interest thereon issued after March 31, 2015 upon the completion of this offering at a price per share equal to 80% of the initial public offering price per share, or $ per share (assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus);

•	no exercise of outstanding warrants to purchase 897,428 shares of our convertible preferred stock as of March 31, 2015, which expire immediately prior to the completion of this offering if not exercised prior thereto;

•	no exercise of outstanding options;

•	no exercise by the underwriters of their over-allotment option; and

•	an initial public offering price of $ per share, which is the midpoint of the range set forth on the front cover of this prospectus.

Certain of our existing stockholders and their affiliate entities, including stockholders affiliated with our directors, have indicated an interest in purchasing up to approximately $             million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

SUMMARY FINANCIAL DATA

The following tables present summary financial data for our business. We derived the following statements of operations data for the years ended December 31, 2014 and 2013 from our audited financial statement appearing elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2015 and 2014 and the balance sheet data as of March 31, 2015 are derived from our unaudited condensed financial statements included elsewhere in this prospectus. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and in “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results that should be expected for a full year or for any other period.

	Year Ended December 31,		Three Months Ended March 31,
	2014	2013	2015	2014
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue	$822	$1,506	$250	$170
Costs and expenses:
Cost of goods sold	1,181	1,370	210	321
Research and development	1,523	2,219	393	404
Selling, general and administrative	4,467	3,366	1,370	975

Total costs and expenses	7,171	6,955	1,973	1,700

Operating loss	(6,349)	(5,449)	(1,723)	(1,530)

Other income (expense):
Interest expense	(269)	(165)	(12)	(13)
Other income	56	92	(21)	(96)

Total other income (expense), net	(213)	(73)	(33)	(109)

Net loss	$(6,562)	$(5,522)	$(1,756)	$(1,639)

Net loss attributable to common stockholders(1)	$(10,206)	$(5,522)	$(1,756)	$(1,639)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(1.50)	$(0.82)	$(0.26)	$(0.24)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	6,807,801	6,760,863	6,810,961	6,805,024

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	$(0.14)		$(0.04)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	47,461,502		47,471,222

(1)	As of December 31, 2014 we had insufficient authorized shares to allow for conversion of all of our convertible instruments. As a result, our preferred stock was classified as temporary equity and a related deemed dividend of $3.6 million was recorded to increase the net loss attributable to common stockholders. Sufficient additional shares were authorized in January 2015.
(2)	See Notes 1 and 15 to our financial statements and Notes 1 and 12 to our interim condensed financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate net loss attributable to common stockholders, including the method used to calculate the number of shares used in the computation of the per share amounts, the calculations of basic and diluted net loss per share and basic and diluted pro forma net loss per share.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of March 31, 2015
	Actual	Pro forma(1)	Pro forma, as adjusted(2)(3)
		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,829	$1,829	$
Working capital	1,103	1,683
Total assets	3,484	3,484
Convertible preferred stock	45,994	—
Total stockholders’ equity (deficit)	1,187	1,767

(1)	The pro forma balance sheet data in the table above reflects (i) the issuance of $7.2 million aggregate principal amount of convertible notes after March 31, 2015, and automatic conversion along with accrued interest thereon into shares of our common stock upon the completion of this offering at a price per share equal to 80% of the initial public offering price per share, or $ per share (assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus) and (ii) the conversion of all outstanding shares of convertible preferred stock into common stock.

(2)	The pro forma as adjusted balance sheet data in the table further reflects the sale of shares of our common stock in this offering and the application of the net proceeds at an initial public offering price of $ per share, which is the midpoint of the range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the front cover of this prospectus, would increase (decrease) cash and cash equivalents and available-for-sale securities and each of working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, available-for-sale securities and each of working capital, total assets and total stockholders’ equity by approximately $ million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment. This prospectus also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this prospectus.

Risks Related to Our Business

We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future. We may never achieve or sustain profitability.

We are a clinical-stage regenerative medicine company and we have not yet generated a profit. We have incurred net losses during each of our fiscal years since our inception. Our net loss for the year ended December 31, 2014 and for the three months ended March 31, 2015 was $6.6 million and $1.8 million, respectively. Through the quarter ended March 31, 2015 we had an accumulated deficit of $44.9 million. We do not know whether or when we will become profitable, if ever. To date, we have not generated sufficient revenues from the sale of our approved delivery and access products to fund our operations. We currently expect operating losses and negative cash flows to continue through at least 2018.

We anticipate that our expenses will increase in the future as we continue to incur significant research and development and other expenses related to our ongoing operations, seek regulatory approvals for our therapeutic candidates, scale-up manufacturing capabilities and hire additional personnel to support the development of our therapeutic candidates and commercialization efforts. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To achieve and maintain profitability, we must successfully develop our therapeutic candidates, obtain regulatory approvals and manufacture, market and sell those products for which we obtain regulatory approvals. If we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of any markets in which our therapeutic candidates may receive approval, and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for our therapeutic candidates in those markets. We may not succeed in these activities, and we may never generate revenue from product sales that is significant enough to achieve profitability. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations. A decline in the value of our company could cause you to lose part or all of your investment.

Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operations through the first half of 2018.

The report of our independent registered public accounting firm on our 2014 financial statements contains an explanatory paragraph regarding our ability to continue as a going concern, and we will need additional financing to execute our business plan, to fund our operations and to continue as a going concern.

Since inception, we have experienced recurring operating losses and negative cash flows and we expect to continue to generate operating losses and consume significant cash resources for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern without additional financing. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our 2014 financial statements with respect to this uncertainty. Substantial doubt about our ability to continue as a going concern may materially and adversely affect the price per share of our common stock and we may have a more difficult time obtaining financing.

Our success depends in large part on our ability to obtain approval for, and successfully commercialize, CardiAMP.

The long-term viability of our company is largely dependent on the successful development and commercialization of the CardiAMP Cell Therapy System, or CardiAMP. We are currently working toward enrolling patients in a

Phase III pivotal trial that will be used to support regulatory approval of CardiAMP, and we do not have significant long term data on CardiAMP’s safety and efficacy. While we expect to successfully complete our Phase III pivotal trial of CardiAMP, there can be no guarantee that the study will be completed, that the primary endpoints will be achieved, or that we will receive regulatory approval for the sale and marketing of CardiAMP in the United States. A number of companies in similar fields have suffered significant setbacks during clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising preliminary results. Because we are depending heavily on sales of CardiAMP to achieve our revenue goals, failure to successfully complete the study and receive U.S. Food and Drug Administration, or FDA, approval, in a timely manner or at all, will harm our financial results and ability to become profitable. Even if we obtain regulatory approval, our ability to successfully market this product will be limited due to a number of factors, including regulatory restrictions in our labeling or requirements to obtain additional post-approval data, if any. In addition, there can be no guarantee that CardiAMP will be accepted by the medical community as a valid alternative to currently available products. If we cannot sell CardiAMP as planned, our financial results will be harmed.

Although we have obtained FDA acceptance of a Phase III pivotal trial of CardiAMP for the treatment of ischemic systolic heart failure, this does not guarantee any particular outcome from regulatory review. CardiAMP is the first cardiac cell-based therapy with an accepted pivotal trial that is to be regulated by the FDA Center for Biologics Evaluation and Research, or CBER, via the pre-market approval or PMA, pathway requiring a single pivotal trial. All other cardiac cell-based therapies in clinical trials are regulated by the same agency, but as biologics which generally require two separate pivotal trials. There is no guarantee that the FDA will grant us regulatory clearance or approval to market CardiAMP on the basis of a single pivotal trial, or that the FDA will continue to allow us to develop CardiAMP via the PMA pathway. Two well-controlled pivotal studies could be necessary to provide FDA assurance of safety or effectiveness.

FDA acceptance of a Phase III pivotal trial is not a guarantee of an approval of a product candidate or any permissible claims about the product candidate. Failure to successfully complete our Phase III trial of CardiAMP would significantly impair our financial results. Such a failure could (i) delay or prevent CardiAMP from obtaining regulatory approval, (ii) require us to perform another clinical trial, which will be expensive, may not be successful and will significantly delay our ability to commercialize CardiAMP and (iii) impair our ability to convince hospitals and physicians of the benefits of our CardiAMP product. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for CardiAMP, which may limit the market for this product.

Our CardiAMP and CardiALLO therapeutic candidates are based on novel technology, which makes it difficult to accurately and reliably predict the time and cost of product development and subsequently obtaining regulatory approval. At the moment, no cell-based therapies have been approved in the United States for a cardiac indication.

The success of our business depends on our ability to develop and commercialize our therapeutic candidates, including CardiAMP. We have concentrated our product research and development efforts on our CardiAMP therapeutic candidate, a novel type of cell-based therapy. Our future success depends on the successful development of this therapeutic approach. There can be no assurance that any development problems we experience in the future related to our therapeutic candidates and products will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may be unable to maintain and further develop sustainable, reproducible and scalable manufacturing processes, or transfer these processes to collaborators, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all.

In addition, the clinical study requirements of the FDA, the European Medicines Agency, or EMA, and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty, intended use and market of the potential product candidates. The regulatory approval process for novel product candidates such as our CardiAMP and CardiALLO Cell Therapy System, or CardiALLO, can be more expensive and take longer than other, better known or extensively studied pharmaceutical or other product candidates to develop. In addition, adverse developments in clinical trials of cell-based products or therapies conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our therapeutic candidates. At the moment, no other cell-based therapies have been approved in the United States for a cardiac indication, which makes it difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our therapeutic candidates in either the United States or elsewhere.

Regulatory requirements governing cell-based therapy products have changed frequently and may continue to change in the future. For example, the FDA established the Office of Cellular, Tissue and Gene Therapies within CBER to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. These regulatory authorities and advisory groups and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with the FDA and other regulatory authorities, and our products could be reviewed by the FDA’s advisory committee. We also must comply with applicable requirements, and if we fail to do so, we may be required to delay or discontinue development of our product candidates.

Even if this offering is successful, we will require substantial additional financing to achieve our goals, and our failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. As of March 31, 2015, our cash and cash equivalents were $1.8 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future in connection with our planned research, development and product commercialization efforts, including our planned clinical trials for our CardiAMP and CardiALLO therapeutic candidates. In addition, even if this offering is successful, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercialization efforts. We anticipate that our expenses will increase substantially if and as we:

•	continue the research and clinical development of our CardiAMP and CardiALLO therapeutic candidates;

•	initiate and advance our CardiAMP and CardiALLO therapeutic candidates into larger and more expensive clinical studies, including a Phase III pivotal trial for our CardiAMP therapeutic candidate;

•	seek to identify, assess, acquire, and/or develop other product candidates and technologies;

•	seek regulatory and marketing approvals in multiple jurisdictions for our therapeutic candidates that successfully complete clinical studies;

•	build and maintain a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval, or otherwise establish collaborations with third parties for the development and commercialization of our therapeutic candidates;

•	further develop and implement our manufacturing processes and expand our manufacturing capabilities and resources for commercial production;

•	seek coverage and reimbursement from third-party payors, including government and private payors for future products;

•	make milestone or other payments under our agreements pursuant to which have licensed or acquired rights to intellectual property and technology;

•	seek to maintain, protect and expand our intellectual property portfolio; and

•	seek to attract and retain skilled personnel.

If we were to experience any delays or encounter issues with any of the above, including clinical holds, failed studies, inconclusive or complex results, safety or efficacy issues, or other regulatory challenges that require longer follow-up of existing studies, additional major studies, or additional supportive studies in order to pursue marketing approval, it could further increase the costs associated with the above. Further, the net operating losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitment in the normal course of business. Our 2014 financial statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. We have never generated substantial revenue from product sales and may never be profitable.

To date, our only approved or cleared products are our Morph universal deflectable guide catheters and Morph AccessPro sheaths, or Morph, in the United States and Europe and our Helix biotherapeutic delivery system, or Helix, in Europe. Our limited commercialization experience and number of approved products makes it difficult to evaluate our current business and predict our future prospects. Our short commercialization experience and limited number of approved products also makes it difficult for us to forecast our future financial performance and growth and such forecasts are limited and subject to a number of uncertainties, including our ability to successfully complete our Phase III pivotal trial and obtain FDA approval for, and then successfully commercialize, CardiAMP.

Our ability to generate sufficient revenue to achieve profitability depends on our ability, either alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize our therapeutic candidates. We do not anticipate generating revenues from sales of CardiAMP, CardiALLO or any other therapeutic candidates within the next few years, and we may never generate sales of these products. Our ability to generate future revenues from product sales depends heavily on our success in a number of areas, including:

•	completing research and preclinical and clinical development of our therapeutic candidates;

•	seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical studies;

•	establishing and maintaining supply and manufacturing capacity, including relationships with third parties, that can provide adequate (in amount and quality) products and services to support clinical development and the market demand for our therapeutic candidates and products, if approved;

•	launching and commercializing therapeutic candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure, or by collaborating with a partner;

•	obtaining market acceptance of our therapeutic candidates and cell-based therapy as a viable treatment option;

•	addressing any competing technological and market developments;

•	obtaining and sustaining an adequate level of reimbursement from payors;

•	identifying and validating new cell-based therapy product candidates;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	attracting, hiring and retaining qualified personnel; and

•	implementing additional internal systems and infrastructure, as needed.

Even if one or more of the therapeutic candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing these therapeutic candidates if approved. Our expenses could increase beyond expectations if we are required by the FDA, the EMA or other regulatory agencies, domestic or foreign, to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate additional revenues from the sale of our CardiAMP or CardiALLO therapeutic candidates, if approved, or any other product candidates, we may not become profitable and may need to obtain additional funding to continue operations. If we are not able to generate sufficient revenue from the sale of our approved products, we may never become profitable.

We may encounter substantial delays in our clinical studies.

We cannot guarantee that any preclinical testing or clinical trials will be conducted as planned or completed on schedule, if at all. As a result, we may not achieve the expected clinical milestones outlined in this prospectus. A failure can occur at any stage of testing. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include:

•	delays in raising, or inability to raise, sufficient capital to fund the planned trials;

•	delays in reaching a consensus with regulatory agencies on trial design;

•	changes in trial design;

•	inability to identify, recruit and train suitable clinical investigators;

•	inability to add new clinical trial sites;

•	delays in reaching agreement on acceptable terms for the performance of the trials with prospective clinical research organizations, or CROs, and clinical trial sites;

•	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

•	delays in recruiting suitable clinical sites and patients (i.e., subjects) to participate in clinical trials;

•	imposition of a clinical hold by regulatory agencies for any reason, including negative clinical results, safety concerns or as a result of an inspection of manufacturing or clinical operations or trial sites;

•	failure by us, CROs or other third parties to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s current Good Clinical Practices, or GCP, or applicable regulatory guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery to the clinical sites;

•	delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up;

•	delays caused by clinical trial sites not completing a trial;

•	failure to demonstrate adequate efficacy;

•	occurrence of serious adverse events in clinical trials that are associated with the therapeutic candidates or products that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; or

•	disagreements between us and the FDA or other regulatory agencies interpreting the data from our clinical trials.

Delays, including those caused by the above factors, can be costly and could negatively affect our ability to complete clinical trials for our therapeutic candidates. If we are not able to successfully complete clinical trials or are not able to do so in a timely and cost-effective manner, we will not be able to obtain regulatory approval and/or will not be able to commercialize our therapeutic candidates or products, which would have an adverse effect on our business. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our therapeutic candidates or products or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our therapeutic candidates or products and may harm our business and results of operations.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent development of our therapeutic candidates.

Identifying and qualifying patients to participate in clinical trials of our therapeutic candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our therapeutic candidates as well as completion of required follow-up periods. In general, if patients are unwilling to participate in our cell-based therapy trials because of negative publicity from adverse events in the biotechnology or cell-based industries or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials and obtaining regulatory approval for our therapeutic candidates may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our therapeutic candidates or termination of the clinical trials altogether.

Patient enrollment and completion of clinical trials are affected by factors including:

•	size of the patient population;

•	severity of the disease under investigation;

•	design of the trial protocol;

•	eligibility criteria for the particular trial;

•	perceived risks and benefits of the product candidate being tested;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	ability to monitor patients adequately during and after treatment; and

•	the degree of treatment effect in event-driven trials.

Once enrolled, patients may choose to discontinue their participation at any time during the trial, for any reason. Participants also may be terminated from the study at the initiative of the investigator, for example if they experience serious adverse clinical events or do not follow the study directions. If we are unable to maintain an adequate number of patients in our clinical trials, we may be required to delay or terminate an ongoing clinical trial, which would have an adverse effect on our business.

We depend on our license and distribution agreement with Biomet Biologics, LLC, and if we fail to comply with our obligations under this agreement, or if our rights under this agreement are otherwise reduced or terminated, we could lose intellectual property rights that are important to our business.

In October 2012, we entered into a license and distribution agreement with Biomet Biologics, LLC under which we obtained an exclusive, nontransferable, worldwide distribution right, patent license and trademark license to Biomet Biologic, LLC’s point of care cell processing platform. Under the terms of the agreement, we are obligated to pay Biomet Biologics, LLC a royalty based on the price of the disposables in the CardiAMP cell processing platform. A breach or termination of this agreement would materially adversely affect the clinical development or commercialization strategy of our CardiAMP therapeutic candidate as currently planned. A reduction or elimination of our rights under this agreement may result in our having to negotiate new or reinstated arrangements on less favorable terms, or our not having sufficient intellectual property rights to operate our business as currently planned. The occurrence of such events could materially harm our business and financial condition.

We rely on third parties to conduct some or all aspects of our product manufacturing, diagnostic protocol development, research, and preclinical and clinical testing, and these third parties may not perform satisfactorily.

We do not currently, and do not expect to in the future, independently conduct all aspects of our product manufacturing, companion diagnostic testing, protocol development, research and monitoring and management of our ongoing preclinical and clinical programs. We currently rely, and expect to continue to rely, on third parties with respect to these items, and control only certain aspects of their activities.

Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, our commercialization activities or our therapeutic candidate or companion diagnostic development activities may be delayed or suspended. Our reliance on these third parties for research and development activities, including the conduct of any IDE and IND-enabling studies, reduces our control over these activities but does not relieve us of our responsibility to ensure compliance with all required legal, regulatory and scientific standards and any applicable trial protocols. For example, for therapeutic candidates that we develop and commercialize on our own, we will remain responsible for ensuring that each of our IDE and IND-enabling studies and clinical trials are conducted in accordance with the trial plan and protocols.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we may be delayed in completing, or unable to complete, the preclinical studies and clinical trials required to support future IDE and IND submissions and approval of our therapeutic candidates.

Reliance on third-party manufacturers entails exposure to risks to which we would not be subject if we manufactured the therapeutic candidates or companion diagnostic ourselves, including:

•	we may be unable to negotiate manufacturing agreements with third parties under commercially reasonable terms;

•	reduced control over the manufacturing process for our therapeutic candidates and companion diagnostic as a result of using third-party manufacturers for many aspects of manufacturing activities;

•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that may be costly or damaging to us or result in delays in the development or commercialization of our therapeutic candidates or companion diagnostic; and

•	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

Any of these events could lead to delays in the development of our therapeutic candidates, including delays in our clinical trials, or failure to obtain regulatory approval for our therapeutic candidates, or it could impact our ability to successfully commercialize our current therapeutic candidates, companion diagnostic or any future products. Some of these events could be the basis for FDA or other regulatory action, including injunction, recall, seizure or total or partial suspension of production.

We rely on third parties to conduct, supervise and monitor our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We rely on CROs and clinical trial sites to ensure our clinical trials are conducted properly and on time. While we will have agreements governing their activities, we will have limited influence over their actual performance. We will control only certain aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the FDA’s GCPs for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities, enforce these GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA, the EMA, or other foreign regulatory authorities may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with GCPs. In addition, our future clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of our therapeutic candidates. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities that could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our therapeutic candidates. If any such event were to occur, our financial results and the commercial prospects for our therapeutic candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Further, switching or adding additional CROs involves additional costs and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which could materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We also rely on other third parties to store and distribute our products for the clinical trials that we conduct. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our therapeutic candidates or commercialization of our products, if approved, producing additional losses and depriving us of potential product revenue.

We depend on third party vendors to manufacture some of our components and sub-assemblies, which could make us vulnerable to supply shortages and price fluctuations that could harm our business.

We currently manufacture some of our components and sub-assemblies internally and rely on third party vendors for other components and sub-assemblies used in our products and therapeutic candidates. Our reliance on third party vendors subjects us to a number of risks that could impact our ability to manufacture our products and therapeutic candidates and harm our business, including:

•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s failure to consistently produce quality components;

•	price fluctuations due to a lack of long-term supply arrangements with our suppliers for key components;

•	inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	difficulty identifying and qualifying alternative suppliers for components in a timely manner;

•	inability of the manufacturer or supplier to comply with Quality System Regulations, or QSRs, enforced by the FDA and state regulatory authorities;

•	inability to control the quality of products manufactured by third parties;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; and

•	delays in delivery by our suppliers due to changes in demand from us or their other customers.

Any significant delay or interruption in the supply of components or sub-assemblies, or our inability to obtain substitute components, sub-assemblies or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and harm our business.

Our future commercial success depends upon attaining significant market acceptance of our therapeutic candidates, if approved, among physicians, patients and healthcare payors.

Even when product development is successful and regulatory approval has been obtained, our ability to generate significant revenue depends on the acceptance of our products by physicians, payors and patients. Many potential market participants have limited knowledge of, or experience with, cell-based products and therapies, so gaining market acceptance and overcoming any safety or efficacy concerns may be more challenging than for more traditional therapies. Our efforts to educate the medical community and third-party payors on the benefits of our therapeutic candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional therapies marketed by our competitors. We cannot assure you that our products will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. Alternatively, even if we obtain regulatory approval, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. The market acceptance of each of our therapeutic candidates will depend on a number of factors, including:

•	the efficacy and safety of the therapeutic candidate, as demonstrated in clinical trials;

•	the clinical indications for which the product is approved and the label approved by regulatory authorities for use with the product, including any warnings that may be required on the label;

•	acceptance by physicians and patients of the product as a safe and effective treatment;

•	the cost, safety and efficacy of treatment in relation to alternative treatments;

•	the continued projected growth of markets for our various indications;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of our sales and marketing efforts.

Market acceptance is critical to our ability to generate significant revenue. Any therapeutic candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant revenue and our business would suffer.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our therapeutic candidates, conduct our clinical trials and commercialize our therapeutic candidates.

We are highly dependent on the members of our executive team listed under “Management” located elsewhere in this prospectus, the loss of whose services may adversely impact the achievement of our objectives. Any of our executive officers could leave our employment at any time, as all of our employees are “at will” employees. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success.

Recruiting and retaining qualified scientific, clinical, manufacturing, sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of March 31, 2015, we had 30 full-time employees. As we mature and expand our research and development and other pre-commercialization activities, we expect to expand our full-time employee base and to hire more consultants and contractors. In addition, we currently plan to commercialize CardiAMP, if approved, using an internal sales force to selected cardiologists, heart failure specialists and third-party payors in the United States. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

Our industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Some of the pharmaceutical, biotechnology and medical device companies we expect to potentially compete with include Athersys, CapriCor, Cardio3 BioSciences, Celladon, Juventas Therapeutics, and Mesoblast among others. Many of our competitors, potentially including the aforementioned, have significantly greater development, financial, manufacturing, marketing, technical and human resources than we do. Large pharmaceutical and medical device companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing pharmaceutical and medical device products. Recent and potential future merger and acquisition activity in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Established companies may also invest heavily to accelerate discovery and development of novel products that could make our therapeutic candidates obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing our therapeutic candidates or competitors to our therapeutic candidates before we do. Specialized, smaller or early-stage companies may also prove to be significant competitors, particularly those with a focus and expertise in the stem cell industry and/or those with collaboration arrangements and other third party payors. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. If we are not able to compete effectively against potential competitors, our business will not grow and our financial condition and results of operations will suffer.

Even if we obtain regulatory approval for a product candidate, including our CardiAMP and CardiALLO therapeutic candidates, these products or therapies, along with our other regulated products, will be subject to ongoing regulatory scrutiny.

Even if we obtain regulatory approval or clearance in a jurisdiction, regulatory authorities may still impose significant restrictions on the indicated uses or marketing of our therapeutic candidates, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, once a product receives regulatory approval or clearance for sale, we are obligated to monitor and report adverse events and any failure of a product to meet the specifications in the applicable regulatory approval or clearance. We must also submit new or supplemental applications and obtain FDA approval or clearance for certain changes to the approved or cleared product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with good manufacturing practices or QSRs and adherence to commitments made in the applicable regulatory approval. If we or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of any of our therapeutic candidates, a regulatory agency may impose the following:

•	restrictions on the marketing or manufacturing of our products, withdrawal of our products from the market, or voluntary or mandatory product recalls;

•	costly regulatory inspections;

•	fines, warning letters, or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our collaborators, or suspension or revocation of applicable regulatory approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties by FDA or other regulatory bodies.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our therapeutic candidates and generate revenues.

Our ability to compete is highly dependent on demonstrating the benefits of CardiAMP to physicians, hospitals and patients.

In order to generate sales, we must be able to clearly demonstrate that CardiAMP is both a more effective treatment system and less costly than alternative products and treatments offered by our competitors. If we are unable to convince physicians that CardiAMP leads to significant improvement in functional capacity, improved quality of life and reduced hospitalization, our business will suffer.

We may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory agencies.

We have not obtained regulatory approval for either our CardiAMP or CardiALLO therapeutic candidates. We must conduct extensive testing of our therapeutic candidates to demonstrate their safety and efficacy, including human clinical trials and, if applicable, preclinical animal testing, before we can obtain regulatory approval to market and sell them. Conducting such testing is a lengthy, time-consuming, and expensive process and there is a high rate of failure. Our current and completed preclinical and clinical results for our therapeutic candidates are not necessarily predictive of the results of our ongoing or future clinical trials. Promising results in preclinical studies of a therapeutic candidate may not be predictive of similar results in humans during clinical trials, and successful results from early human clinical trials of a therapeutic candidate may not be replicated in later and larger human clinical trials or in clinical trials for different indications. If the results of our ongoing or future clinical trials are negative or inconclusive with respect to the efficacy of our therapeutic candidates or if we or they do not meet the clinical endpoints with statistical significance or if there are safety concerns or adverse events associated with our therapeutic candidates, we may be prevented or delayed in obtaining marketing approval for our therapeutic candidates.

If we fail to obtain and maintain necessary regulatory clearances or approvals for our therapeutic candidates or products, or if clearances or approvals for our therapeutic candidates or products in additional indications are delayed or not issued, our commercial operations would be harmed.

We are required to timely file various reports with the FDA, require that we report to the regulatory authorities if our therapeutic candidates or products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed timely, regulators may impose sanctions and sales may suffer, and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business.

If we initiate a correction or removal to reduce a risk to health posed, we would be required to submit a publically available Correction and Removal report to the FDA and in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a product recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our therapeutic candidates or products. Furthermore, the submission of these reports has been and could be used by competitors against us in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm our reputation.

The FDA and the Federal Trade Commission, or FTC, also regulate the advertising and promotion of our therapeutic candidates or products to ensure that the claims we make are consistent with our regulatory approvals, that there are adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by FDA or state agencies, which may include any of the following sanctions:

•	adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for premarket approval of new products, new intended uses or modifications to existing products;

•	withdrawing premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business and financial condition would be harmed.

Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our therapeutic candidates or products, or limit the scope of any approved indication or market acceptance.

Participants in clinical trials of our investigational cell-based therapies and products may experience adverse reactions or other undesirable side effects. While some of these can be anticipated, others may be unexpected. We cannot predict the frequency, duration, or severity of adverse reactions or undesirable side effects that may occur during clinical investigation. If any of our therapeutic candidates or products, prior to or after any approval for commercial sale, cause adverse events or are associated with other safety risks, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may suspend (e.g., through a clinical hold) or terminate clinical trials;

•	regulatory authorities may deny regulatory approval of our therapeutic candidates or products;

•	regulators may restrict the indications or patient populations for which a therapeutic candidate or products is approved;

•	regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, and/or impose restrictions on distribution in the form of a Risk Evaluation and Mitigation Strategy, or REMS, in connection with approval, if any;

•	regulatory authorities may withdraw their approval, require more onerous labeling statements or impose a more restrictive REMS than any therapeutic candidate or product that is approved;

•	we may be required to change the way the therapy or therapeutic candidate or product is administered or conduct additional clinical trials;

•	patient recruitment into our clinical trials may suffer;

•	we could be required to provide compensation to subjects for their injuries, e.g., if we are sued and found to be liable or if required by the laws of the relevant jurisdiction or by the policies of the clinical site; or

•	our reputation may suffer.

There can be no assurance that adverse events associated with our therapeutic candidates or products will not be observed, even where no prior adverse events have occurred. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our therapeutic candidates or products are unlikely to receive regulatory approval or are unlikely to be successfully commercialized. Regulatory agencies, IRBs or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. If we elect or are forced to suspend or terminate a clinical trial for any reason this would have an adverse effect on our business.

Our therapeutic candidates are intended to treat patients who are extremely ill, and patient deaths that occur in our clinical trials could negatively impact our business even if they are not shown to be related to our therapeutic candidates.

Generally, patients remain at high risk following their treatment with our CardiAMP and CardiALLO therapeutic candidates. As a result, it is likely that we will observe severe adverse outcomes during our clinical trials for these therapeutic candidates, including patient death. If a significant number of study subject deaths were to occur, regardless of whether such deaths are attributable to our therapeutic candidates, our ability to obtain regulatory approval for the applicable therapeutic candidate may be adversely impacted and our business could be materially harmed.

If we or our suppliers fail to comply with FDA’s QSRs, our manufacturing operations could be delayed or shut down and product sales could suffer.

Our manufacturing processes and those of our third party suppliers are required to comply with FDA’s QSRs, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping. We are also subject to similar state requirements and licenses. In addition, we must engage in extensive record keeping and reporting and must make available our manufacturing facilities and records for periodic unannounced inspections by governmental agencies, including FDA, state authorities and comparable agencies in other countries. If we fail a Quality System inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse Quality System inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays and cause our revenues to decline.

We have registered with FDA as a medical device manufacturer and have obtained a manufacturing license from the California Department of Health Services, or CDHS. FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by FDA and the Food and Drug Branch of CDHS to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers. If FDA or CDHS inspect our facility and discover compliance problems, we may have to shut down our facility and cease manufacturing until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming and a distraction for management and if we experience a shutdown or delay at our manufacturing facility we may be unable to produce our products, which may have an adverse impact on our business.

The requirements to obtain regulatory approval of the FDA and regulators in other jurisdictions can be costly, time-consuming, and unpredictable. If we are unable to obtain timely regulatory approval for our therapeutic candidates, our business may be substantially harmed.

The regulatory approval process is expensive and the time and resources required to obtain approval from the FDA or other regulatory authorities in other jurisdictions to sell any therapeutic candidate or product is uncertain and approval may take years. Whether regulatory approval will be granted is unpredictable and depends upon numerous factors, including the discretion of the regulatory authorities. For example, governing legislation, approval policies, regulations, regulatory policies, or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a therapeutic candidate’s clinical development and may vary among jurisdictions. It is possible that none of our existing or future therapeutic candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval.

Further, regulatory requirements governing cell-based therapy products in particular have changed frequently and may continue to change in the future. For example, in November 2014, Japan’s parliament enacted new legislation to promote the safe and accelerated development of treatments using stem cells. The new Pharmaceuticals, Medical Devices and Other Therapeutic Products Act, or PMD Act, establishes a framework for expedited approval in Japan for regenerative medical products. As this is a new regulation, it is not clear yet what impact it will have on the operation of our business. Any regulatory review committees and advisory groups and any contemplated new guidelines may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our therapeutic candidates or products or lead to significant post-approval limitations or restrictions. As we advance our therapeutic candidates or products, we will be required to consult with these regulatory and advisory groups, and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of our therapeutic candidates or products. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a therapeutic candidate or product to market could decrease our ability to generate sufficient revenue to maintain our business.

Our therapeutic candidates could fail to receive regulatory approval for many reasons, including the following:

•	we may be unable to successfully complete our ongoing and future clinical trials of therapeutic candidates;

•	we may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a therapeutic candidate is safe, pure, and potent for any or all of a therapeutic candidate’s proposed indications;

•	we may be unable to demonstrate that a therapeutic candidate’s benefits outweigh the risk associated with the therapeutic candidate;

•	the FDA or other regulatory authorities may disagree with the design or implementation of our clinical trials;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval;

•	the FDA or other regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	a decision by the FDA, other regulatory authorities or us to suspend or terminate a clinical trial at any time;

•	the data collected from clinical trials of our therapeutic candidates may be inconclusive or may not be sufficient to obtain regulatory approval in the United States or elsewhere;

•	the inability to obtain sufficient quantities of the therapeutic candidates for use in clinical trials;

•	our third party manufacturers of supplies needed for manufacturing therapeutic candidates may fail to satisfy FDA or other regulatory requirements and may not pass inspections that may be required by FDA or other regulatory authorities;

•	the failure to comply with applicable regulatory requirements following approval of any of our therapeutic candidates may result in the refusal by the FDA or similar foreign regulatory agency to approve a pending PMA or a biologics license application, or BLA, or supplement to a PMA or BLA submitted by us for other indications or new therapeutic candidates or products; and

•	the approval policies or regulations of the FDA or other regulatory authorities outside of the United States may significantly change in a manner rendering our clinical data insufficient for approval.

We may gain regulatory approval for any of our therapeutic candidates in some but not all of the territories available and any future approvals may be for some but not all of the target indications, limiting their commercial potential. Regulatory requirements and timing of product approvals vary from country to country and some jurisdictions may require additional testing beyond what is required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. In addition, regulatory approval does not specify pricing or reimbursement which may not match our expectations based on the results of our clinical data.

Even if we obtain and maintain approval for our therapeutic candidates or products from the FDA, we may never obtain approval for our therapeutic candidates or products outside of the United States, which would limit our market opportunities and adversely affect our business.

Approval in the United States by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Sales of our therapeutic candidates or products, if approved, outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval.

Even if the FDA grants marketing approval, comparable regulatory authorities of foreign countries must also approve the manufacturing and marketing in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a therapeutic candidate or product must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge, if approved, is also subject to approval. While we may decide to submit a request to the EMA for approval of our therapeutic candidates, including CardiAMP, as Advanced Therapeutic Medicinal Products, or ATMPs, in Europe, obtaining such approval is a lengthy and expensive process and the EMA has its own procedures for approval. Even if a therapeutic candidate or product is approved, the FDA or the EMA, as the case may be, may limit the indications for which it may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and Europe also have requirements for approval of therapeutic candidates or products with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction in certain countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. Also, regulatory approval may be withdrawn. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our therapeutic candidates or products will be harmed and our business will be adversely affected.

We may face competition from biosimilars due to changes in the regulatory environment.

We may face competition for CardiALLO from biosimilars due to the changing regulatory environment. In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar,” or biosimilar to, or “interchangeable” with an FDA-approved innovator (original) biological product. This new pathway could allow competitors to reference data from innovator biological products already approved after 12 years from the time of approval. In his proposed budget for fiscal years 2014 and 2015, President Obama proposed to cut-down this 12-year period of exclusivity to seven years. The President has also proposed to prohibit additional periods of exclusivity due to minor changes in product formulations, a practice often referred to as “evergreening.” In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data from biological products already approved, but will not be able to get on the market until 10 years after the time of approval. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with CardiALLO, if approved. Additionally, the FDA may approve our competitors’ products through a PMA pathway, similar to CardiAMP. If competitors are able to obtain marketing approval for biosimilars referencing CardiALLO, if approved, it may become subject to competition from such biosimilars with the attendant competitive pressure and consequences.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions. We do not currently carry biological or hazardous waste insurance coverage.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

We are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act.

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse will be applicable to our business. Healthcare fraud and abuse regulations are complex and can be subject to varying interpretations as to whether or not a statute has been violated. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute which prohibits, among other things, the knowing and willful payment of remuneration to induce or reward patient referrals or the generation of business involving any item or service which may be payable by the federal health care programs (e.g., drugs, supplies, or health care services for Medicare or Medicaid patients);

•	the federal False Claims Act which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment for government funds (e.g., payment from Medicare or Medicaid) or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim for government funds;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its

•	implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HIPAA imposes civil and criminal liability for the wrongful access or disclosure of protected health information;

•	the federal Physician Payments Sunshine Act, created under Section 6002 of the Patient Protection and Affordable Care Act, as amended, the ACA, requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, those physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members;

•	the federal Food, Drug and Cosmetic Act which prohibits, among other things, the adulteration or misbranding of drugs and devices;

•	the U.S. Foreign Corrupt Practices Act which prohibits corrupt payments, gifts or transfers of value to non-U.S. officials; and

•	non-U.S. and U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

The federal fraud and abuse laws have been interpreted to apply to arrangements between medical device and pharmaceutical manufacturers and a variety of health care professional. Although the federal Anti-Kickback Statute has several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, all elements of the potentially applicable exemption or safe harbor must be met in order for the arrangement to be protected, and prosecutors have interpreted the federal healthcare fraud statutes to attack a wide range of conduct by medical device and pharmaceutical companies. In addition, most states have statutes or regulations similar to the federal anti-kickback and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws.

Further, the ACA, among other things, amended the intent standard under the Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA makes clear that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the federal False Claims Act. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could harm our ability to operate our business and our results of operations. In addition, the clearance or approval and commercialization of any of our products outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

A failure to adequately protect private health information could result in severe harm to our reputation and subject us to significant liabilities, each of which could have a material adverse effect on our business.

Throughout the clinical trial process, we may obtain the private health information of our trial subjects. There are a number of state, federal and international laws protecting the privacy and security of health information and personal data. As part of the American Recovery and Reinvestment Act of 2009, or ARRA, Congress amended the privacy and security provisions of HIPAA. HIPAA imposes limitations on the use and disclosure of an individual’s healthcare information by healthcare providers conducting certain electronic transactions, healthcare clearinghouses, and health insurance plans, collectively referred to as covered entities. The HIPAA amendments also impose compliance obligations and corresponding penalties for non-compliance on certain individuals and entities that provide services to or perform certain functions on behalf of healthcare providers and other covered entities involving the use or disclosure of individually identifiable health information, collectively referred to as business associates. ARRA also made significant increases in the penalties for improper use or disclosure of an individual’s health information under HIPAA and extended enforcement authority to state attorneys general. The amendments also create notification requirements to federal regulators, and in some cases local and national media, for individuals whose health information has been inappropriately accessed or disclosed. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with certain encryption or other standards developed by the U.S. Department of Health and Human Services, or HHS. Most states have laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms to ensure ongoing protection of personal information. Activities outside of the United States implicate local and national data protection standards, impose additional compliance requirements and generate additional risks of enforcement for noncompliance. The European Union’s Data Protection Directive, Canada’s Personal Information Protection and Electronic Documents Act and other data protection, privacy and similar national, state/provincial and local laws may also restrict the access, use and disclosure of patient health information abroad. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers or to alleviate problems caused by such breaches.

A recall of any of our commercialized products, or the discovery of serious safety issues, could have a significant negative impact on us.

The FDA and other relevant regulatory agencies have the authority to require or request the recall in the event of material deficiencies or defects in design or manufacture or in the event an unacceptable risk to health. Manufacturers may, under their own initiative, also initiate a recall. A government-mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls would divert managerial and financial resources and have an adverse effect on our reputation, financial condition and operating results.

Further, under the FDA’s reporting regulations, we are required to report to the FDA any event that reasonably suggests that our products may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction of the same or similar product marketed by us were to recur, would likely cause or contribute to death or serious injury. The FDA also requires reporting of serious, life-threatening, unexpected and other adverse experiences and the submission of periodic safety reports and other information. Malfunctions or other adverse event reports may result in a voluntary or involuntary recall and other adverse actions, which could divert managerial and financial resources, impair our ability to manufacture in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results. Similar reporting requirements exist in Europe and other jurisdictions.

Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or regulatory agency action, which could include inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results. For example, in 2014 we notified the FDA that we were going to initiate a voluntary recall of our Morph AccessPro product, which has been completed to the FDA’s satisfaction. Although we have subsequently reintroduced this product to the market, there can be no guarantee that we will not experience similar product recalls in the future with this product or our other products or therapeutic candidates, if approved.

Modifications to our products may require reclassifications, new regulatory approvals or clearances, or may require us to cease marketing or recall the modified products until new CE marking is obtained.

Currently there are six Morph product family model numbers available commercially in the United States via a 510(k) clearance and three in Europe under CE Mark. A modification to these products could lead to a reclassification and could result in further requirements (including additional clinical trials) to maintain the each respective clearance or approval. If we fail to comply with such further requirements we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

The financial performance of our enabling and delivery products may be adversely affected by medical device tax provisions in the healthcare reform laws in the United States.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, imposes, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning with tax year

2013. Under these provisions, the Congressional Research Service predicts that the total cost to the medical device industry may be up to $20 billion over the next decade. The financial impact this tax may have on our business is unclear and there can be no assurance that our business will not be materially adversely affected by it.

We work with outside scientists and their institutions in developing therapeutic candidates and products. These scientists may have other commitments or conflicts of interest, which could limit our access to their expertise.

We work with scientific advisors and collaborators at academic research institutions in connection with our development programs. These scientific advisors serve as our link to the specific pools of trial participants we are targeting in that these advisors may:

•	identify individuals as potential candidates for study;

•	obtain their consent to participate in our research;

•	perform medical examinations and gather medical histories;

•	conduct the initial analysis of suitability of the individuals to participate in our research based on the foregoing; and

•	collect data and biological samples from trial participants periodically in accordance with our study protocols.

These scientists and collaborators are not our employees, rather they serve as either independent contractors or the primary investigators under research collaboration agreements that we have with their sponsoring academic or research institution. Such scientists and collaborators may have other commitments that would limit their availability to us. Although our scientific advisors generally agree not to do competing work, if an actual or potential conflict of interest between their work for us and their work for another entity arises, we may lose their services. It is also possible that some of our valuable proprietary knowledge may become publicly known through these scientific advisors if they breach their confidentiality agreements with us, which would cause competitive harm to our business.

The use, misuse or off-label use of our products or therapies, if approved, may result in injuries that lead to product liability suits, which could be costly to our business.

We are not permitted to make claims about the use of our marketed products and will not be permitted to make claims about the use of our therapeutic candidates, if approved, outside of their approved indications. Further, we are not and will not be able to proactively discuss or provide information on off-label uses of such products, with very specific and limited exceptions. However, we cannot prevent a physician from using our products or therapeutic candidates, if approved, for off-label applications. Off-label use of our products or therapies, if approved, is more likely to result in complications that have serious consequences. Product liability claims are especially prevalent in our industry and could harm our reputation, divert management’s attention from our core business, be expensive to defend and may result in sizable damage awards against us. Although we maintain product liability insurance, the amount or breadth of our coverage may not be adequate for the claims that may be made against us. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in, among other things, the FDA’s refusal to approve a product or therapeutic candidate, the suspension or withdrawal of an approved product or therapy from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecutions.

Our employees, principal investigators, consultants and collaboration partners may engage in misconduct or other improper activities, including noncompliance with laws and regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of activity relating to pricing, discounting, marketing and promotion, sales commissions, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation, or, following the completion of this offering, breach of insider trading laws. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We may seek to form strategic alliances in the future and we may not realize the benefits of such alliances.

We may form strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties for the development and commercialization of our products and therapeutic candidates. We face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Any delays in entering into new strategic partnership agreements related to our products and therapeutic candidates could delay the development and commercialization of our products and therapeutic candidates, if approved, and reduce their competitiveness even if they reach the market. Moreover, we may not be successful in our efforts to establish a strategic partnership or other collaborative arrangement for any future therapeutic candidates or products because the potential partner may consider that our research and development pipeline is insufficiently developed to justify a collaborative effort, or that our therapeutic candidates, products and development programs do not have the requisite potential to demonstrate safety and efficacy in the target population. Even if we are successful in establishing such a strategic partnership or collaboration, we cannot be certain that, following such a strategic transaction or license, we will be able to progress the development and commercialization of the applicable therapeutic candidates as envisaged, or that we will achieve the revenues that would justify such transaction.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our therapeutic candidates, if approved, we may be unable to generate any revenues.

We currently have a limited organization for the sales, marketing and distribution of products and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products that may be approved, including CardiAMP and CardiALLO, we must build our sales, distribution, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We have limited prior experience in the marketing, sale or distribution of approved products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of our therapeutic candidates.

Our strategy is to obtain FDA approval and market CardiAMP for potential heart failure indications using a dedicated direct sales model focused on selected cardiologists and heart failure specialists. We may in the future, choose to align ourselves with collaborators as part of our commercialization strategy, particularly outside of the United States, and our future collaboration partners, if any, may not dedicate sufficient resources to the commercialization of our therapeutic candidates or companion diagnostic or may otherwise fail in their commercialization due to factors beyond our control. If we are unable to establish effective collaborations to enable the sale of our therapeutic candidates and companion diagnostic to healthcare professionals and in geographical regions, including the United States, that will not be covered by our own marketing and sales force, or if our potential future collaboration partners do not successfully commercialize our therapeutic candidates or companion diagnostic, our ability to generate revenues from product sales, including sales of CardiAMP and CardiALLO, will be adversely affected.

Building an internal sales force involves many challenges, including:

•	recruiting and retaining talented people;

•	training employees that we recruit;

•	setting the appropriate system of incentives;

•	managing additional headcount; and

•	integrating a new business unit into an existing corporate architecture.

If we are unable to build our own sales force or negotiate a strategic partnership for the commercialization of CardiAMP or CardiALLO in the United States, we may be forced to delay the potential commercialization of CardiAMP or CardiALLO or reduce the scope of our sales and marketing activities for CardiAMP or CardiALLO. To fund commercialization activities we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring CardiAMP or CardiALLO to market or generate product revenue.

If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate sufficient product revenue and may not become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

In addition, there are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any launch. If the commercial launch of a therapeutic candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

We have limited experience manufacturing our therapeutic candidates or products in commercial quantities, which could harm our business.

Because we have only limited experience in manufacturing therapeutic candidates or products in commercial quantities, we may encounter production delays or shortfalls. Such production delays or shortfalls may be caused by many factors, including the following:

•	we intend to significantly expand our manufacturing capacity, and our production processes may have to change to accommodate this growth;

•	key components and sub-assemblies of our products and therapeutic candidates are currently provided by a single supplier or limited number of suppliers, and we do not maintain large inventory levels of these components and sub-assemblies; if we experience a shortage in any of these components or sub-assemblies, we would need to identify and qualify new supply sources, which could increase our expenses and result in manufacturing delays;

•	we may experience a delay in completing validation and verification testing for new controlled-environment rooms at our manufacturing facilities;

•	we have limited experience in complying with FDA’s QSRs, which applies to the manufacture of our products and therapeutic candidates; and

•	to increase our manufacturing output significantly, we will have to attract and retain qualified employees, who are in short supply, for our manufacturing operations.

If we are unable to keep up with demand for our products, our revenues could be impaired, market acceptance for our products could be harmed and our customers might instead purchase our competitors’ products. Our inability to successfully manufacture our products would materially harm our business.

If we fail to obtain and sustain an adequate level of reimbursement for our products by third-party payors, sales and profitability would be adversely affected.

Our ability to commercialize any therapeutic candidates or products successfully will depend, in part, on the extent to which coverage and reimbursement for our therapeutic candidates or products and related treatments will be available from government healthcare programs, private health insurers, managed care plans, and other organizations. Additionally, even if there is a commercially viable market, if the level of third-party reimbursement is below our expectations, our revenue and profitability could be materially and adversely affected.

Third-party payors, such as government programs, including Medicare in the United States, or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for medical products and services, and many third-party payors limit coverage of or reimbursement for newly approved therapies or products. Reimbursement rates and coverage from private health insurance companies vary depending on the company, the insurance plan and other factors. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our therapeutic candidates to each private health insurance company separately, with no assurance that adequate coverage and reimbursement will be obtained.

A current trend in the U.S. healthcare industry as well as in other countries around the world is toward cost containment, including a number of legislative and regulatory changes to the health care system that could impact our ability to sell our approved therapies or products profitably. In particular, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 revised the payment methodology for many products under Medicare in the United States, which has resulted in lower rates of reimbursement. In 2010, the Affordable Care Act was enacted. This expansion in the government’s role in the U.S. healthcare industry may further lower rates of reimbursement.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. On March 1, 2013, the President signed an executive order implementing sequestration, and on April 1, 2013, the 2% Medicare payment reductions went into effect. The ATRA also, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

In Europe, the European Commission has submitted a Proposal for a Regulation of the European Parliament and the Council on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009, to replace, inter alia, Directive 93/42/EEC and to amend regulations regarding medical devices in the European Union, which could result in changes in the regulatory requirements for medical devices in Europe.

Large public and private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. In particular, third-party payors may limit the covered indications. Cost-control initiatives could decrease the price we might establish, which could result in revenue and profitability being lower than anticipated.

There may be significant delays in obtaining coverage and reimbursement for newly approved therapies or products, and coverage may be more limited than the purposes for which the therapy or product is approved by the FDA or other regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a therapy or product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels, if applicable, may also be insufficient to cover our and any partner’s costs and may not be made permanent. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved therapies or products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize therapies or products and our overall financial condition.

Furthermore, reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. In many countries, therapies or products cannot be commercially launched until reimbursement is approved and the negotiation process in some countries can exceed 12 months. In addition, pricing and reimbursement decisions in certain countries can be affected by decisions taken in other countries, which can lead to mandatory price reductions and/or additional reimbursement restrictions across a number of other countries, which may thereby adversely affect our sales and profitability. In the event that countries impose prices which are not sufficient to allow us to generate a profit, this would adversely affect sales and profitability.

Price controls may be imposed in foreign markets, which may adversely affect our future profitability.

In some countries, particularly European Union member states, Japan, Australia and Canada, the pricing of therapies and products is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a therapy or product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our partners may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our therapeutic candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our therapies or products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, revenues or profitability could be adversely affected.

If the market opportunities for our therapeutic candidates or products are smaller than we believe they are, our revenues may be adversely affected and our business may suffer.

It is very difficult to estimate the future commercial potential of CardiAMP, CardiALLO and our commercialized products due to factors such as safety and efficacy compared to other available treatments, changing standards of care, third-party payor reimbursement standards, patient and physician preferences, and the availability of competitive alternatives that may emerge. We believe that approximately 70% of the NYHA Class II and Class III heart failure patients in the United States will be eligible for CardiAMP due to a sufficient CardiAMP potency assay score. However, if considerably less than approximately 70% of NYHA Class II and Class III heart failure patients are eligible for CardiAMP due to an insufficient CardiAMP potency assay score, it would significantly and negatively impact our business, financial condition and results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our therapeutic candidates or products.

We face an inherent risk of product liability as a result of the human clinical use of our therapeutic candidates and products and will face an even greater risk if we continue to commercialize our therapeutic candidates and products. For example, we may be sued if any therapy or product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of inherent dangers, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand, even if such products or therapies are approved;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigations;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	recalls, withdrawals, or labeling, marketing or promotional restrictions;

•	increased cost of liability insurance;

•	loss of revenue;

•	the inability to receive regulatory approvals or commercialize our approved products or therapies; and

•	a decline in our share price.

Although we maintain product liability insurance with coverage that we believe is consistent with industry norms for companies at our stage of development, the amount or breadth of our coverage may not be adequate for the claims that may be made against us. Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products or therapies we develop. Additionally, our insurance policies have various exclusions, and we may be subject to a product liability claim for which we have no coverage or reduced coverage. Any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We may acquire other companies or assets which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire businesses, therapies, products or technologies that we believe could complement or expand our offerings, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	unanticipated costs or liabilities associated with the acquisition;

•	harm to our existing business relationships with collaborators as a result of the acquisition;

•	harm to our brand and reputation;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results arising from the impairment assessment process. Acquisitions may also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our business, results of operations and financial condition may be adversely affected.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs and other contractors, consultants and potential collaborators are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. For example, our systems have been impacted by computer viruses in the past, and while we have not experienced any material system failure, accident or security breach that has resulted in lasting impacts to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for manufacturing our therapeutic candidates and conducting clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our therapeutic candidates could be delayed.

Interruptions in supply or inventory loss may adversely affect our operating results and financial condition.

Our therapeutic candidates and products are manufactured and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as strict company and government standards for manufacture and storage, subjects us to production risks. While batches released for use in clinical trials or for commercialization undergo sample testing, some defects may only be identified following release. In addition, process deviations or unanticipated effects of approved process changes may result in these intermediate products not complying with stability requirements or specifications. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and delays of new product or therapy launches. Any supply interruption or the loss thereof could hinder our ability to timely distribute our approved products and satisfy demand. Any unforeseen storage failure or loss in supply could delay our clinical trials and, if our therapeutic candidates are approved, result in a loss of our market share and negatively affect our revenues and operations.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. A majority of our management operates in our principal executive offices located in San Carlos, California and we currently manufacture our Helix and Morph products at this facility and use it for storage of our clinical trial materials. If our San Carlos offices were affected by a natural or man-made disaster, particularly those that are characteristic of the region, such as wildfires and earthquakes, or other business interruption, our ability to manage our domestic and foreign operations could be impaired, which could materially and adversely affect our results of operations and financial condition. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business. The ultimate impact of any such events on us, our significant suppliers and our general infrastructure is unknown.

Risks Related to our Intellectual Property

We may not be able to protect our proprietary technology in the marketplace.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property of our therapeutic candidates and products. Patents might not be issued or granted with respect to our patent applications that are currently pending, and issued or granted patents might later be found to be invalid or unenforceable, be interpreted in a manner that does not adequately protect our current therapeutic candidates or products or any future therapeutic candidates or products, or fail to otherwise provide us with any competitive advantage. As such, we do not know the degree of future protection that we will have on our therapeutic candidates or products and technology, if any, and a failure to obtain adequate intellectual property protection with respect to our therapeutic candidates or products could have a material adverse impact on our business.

Filing, prosecuting and defending patents throughout the world would be prohibitively expensive, so our policy is to patent technology in jurisdictions with significant or otherwise relevant commercial opportunities or activities. However, patent protection may not be available for some of the therapeutic candidates or products we are developing. If we must spend significant time and money protecting or enforcing our patents, designing around patents held by others or licensing, potentially for large fees, patents or other proprietary rights held by others, our business, results of operations and financial condition may be harmed.

The patent protection of biotherapeutics is complex and uncertain.

The scope and extent of patent protection for our therapeutic candidates and products are particularly uncertain. To date, our principal therapeutic candidates have been based on specific subpopulations of known and naturally occurring adult stem cells. We anticipate that the therapeutic candidates or products we develop in the future will continue to include or be based on the same or other naturally occurring stem cells or derivatives or products thereof. Although we have sought and expect to continue to seek patent protection for our therapeutic candidates and products, their methods of use, methods of manufacture, and methods of delivery, any or all of them may not be subject to effective patent protection. Publication of information related to our therapeutic candidates and products by us or others may prevent us from obtaining or enforcing patents relating to these products and therapeutic candidates. Furthermore, others may independently develop similar therapeutic candidates or products, may duplicate our therapeutic candidates or products, or may design around our patent rights. In addition, any of our issued patents may be declared invalid. If we fail to adequately protect our intellectual property, we may face competition from companies who attempt to create a generic therapeutic candidate or product to compete with our therapeutic candidates or products.

Filing, prosecuting and defending patents on therapeutic candidates or products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own therapeutic candidates or products and further, may export otherwise infringing therapeutic candidates or products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These therapeutic candidates or products may compete with our current or future therapeutic candidates or products, if any, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing therapeutic candidates or products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We maintain certain of our proprietary know-how and technological advances as trade secrets, especially where we do not believe patent protection is appropriate or obtainable, including, but not exclusively, with respect to certain aspects of the manufacturing of our therapeutic candidates or products. However, trade secrets are difficult to protect. We take a number of measures to protect our trade secrets including, limiting disclosure, physical security and confidentiality and non-disclosure agreements. We enter into confidentiality agreements with our employees, consultants, outside scientific collaborators, contract manufacturing partners, sponsored researchers and other advisors and third parties to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection, or failure to adequately protect our intellectual property could enable competitors to develop generic products or use our proprietary information to develop other therapeutic candidates or products that compete with our therapeutic candidates or products or cause additional, material adverse effects upon our business, results of operations and financial condition.

We may be forced to litigate to enforce or defend our intellectual property rights, and/or the intellectual property rights of our licensors.

We may be forced to litigate to enforce or defend our intellectual property rights against infringement by competitors, and to protect our trade secrets against unauthorized use. In so doing, we may place our intellectual property at risk of being invalidated, unenforceable, or limited or narrowed in scope and may no longer be used to prevent the manufacture and sale of competitive product. Further, an adverse result in any litigation or other proceedings before government agencies such as the United States Patent and Trademark Office, or the USPTO, may place pending applications at risk of non-issuance. Further, interference proceedings, derivation proceedings, entitlement proceedings, ex parte reexamination, inter partes reexamination, inter partes review, post-grant review, and opposition proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be used to challenge inventorship, ownership, claim scope, or validity of our patent applications. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation.

Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and/or management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of litigation proceedings more effectively than we can because of their greater financial resources and personnel. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to conduct our clinical trials, continue our internal research programs, in-license needed technology or enter into strategic collaborations that would help us bring our therapeutic candidates to market. As a result, uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Patent reform legislation and recent court decisions could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO has and continues to develop and implement regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act. The full effect of these changes are currently unclear as the USPTO has not yet adopted all pertinent final rules and regulations, the courts have yet to address these provisions and the applicability of the Leahy-Smith Act and new regulations on specific patents, including our patents discussed herein, have not been determined and would need to be reviewed. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. As a result, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, all of which could have a material adverse effect on our business and financial condition.

On June 13, 2013, the U.S. Supreme Court decision in Association for Molecular Pathology v. Myriad Genetics, Inc., held that isolated DNA sequences are not patentable because they constitute a product of nature. The Supreme Court did not address stem cells in particular, and as a result, it is not yet clear what, if any, impact this recent Supreme Court decision or future decisions will have on the operation of our business.

If third parties claim that intellectual property used by us infringes upon their intellectual property, commercialization of our therapeutic candidates or products and our operating profits could be adversely affected.

There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry. We may, from time to time, be notified of claims that we are infringing upon patents, trademarks, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. Any such claims could also be expensive and time consuming to defend and divert management’s attention and resources, and could delay or prevent us from commercializing our therapeutic candidates or products. Our competitive position could suffer as a result. Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to our therapeutic candidates or products, we have not conducted a freedom-to-operate search or analysis for our therapeutic candidates or products, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our therapeutic candidates or products. Thus, we cannot guarantee that our therapeutic candidates or products, or our commercialization thereof, do not and will not infringe any third party’s intellectual property.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of our marketing exclusivity of our therapeutic candidates or products, our business may be materially harmed.

Depending on the timing, duration and specifics of FDA marketing approval of our therapeutic candidates or products, if any, one of the U.S. patents covering each of such approved therapeutic candidate or product or the use thereof may be eligible for up to five years of patent term restoration under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA approved product. Patent term extension also may be available in certain foreign countries upon regulatory approval of our therapeutic candidates, including by the EMA in the European Union or the Pharmaceutical and Medical Devices Agency in Japan. Nevertheless, we may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. In addition, if a patent we wish to extend is owned by another party and licensed to us, we may need to obtain approval and cooperation from our licensor to request the extension.

If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our therapeutic candidates or products will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties for manufacturing, and because we collaborate with various organizations and academic institutions on the advancement of our clinical trials, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future will usually expect to be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future we may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

Risks Related to Ownership of our Common Stock and this Offering

The market price and trading volume of our common stock may be volatile and may be affected by economic conditions beyond our control.

Prior to this offering, there has not been a public market for our common stock. Although we have applied to have our common stock listed on the NASDAQ Global Market, or NASDAQ, an active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market.

The market price of our common stock is likely to be volatile. Some specific factors that could negatively affect the price of our common stock or result in fluctuations in its price and trading volume include:

•	results of clinical trials of our therapeutic candidates;

•	results of clinical trials of our competitors’ products;

•	regulatory actions with respect to our therapeutic candidates or products or our competitors’ products;

•	actual or anticipated fluctuations in our quarterly operating results or those of our competitors; publication of research reports by securities analysts about us or our competitors in the industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	issuances by us of debt or equity securities;

•	litigation involving our company, including: stockholder litigation; investigations or audits by regulators into the operations of our company; or proceedings initiated by our competitors or clients;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry; fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	trading volume of our common stock;

•	sales or perceived potential sales of our common stock by us, our directors, senior management or our stockholders in the future;

•	short selling or other market manipulation activities;

•	announcement or expectation of additional financing efforts;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities;

•	changes in market conditions for biopharmaceutical stocks; and

•	conditions in the U.S. financial markets or changes in general economic conditions.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our executive officers, directors, 5% stockholders and their affiliates beneficially owned approximately 58.2% of our voting stock as of March 31, 2015. Based upon the assumed number of shares to be sold in this offering as set

forth on the cover page of this prospectus, upon the closing of this offering, that same group will beneficially own approximately         % of our outstanding voting stock, which does not include any effect of these stockholders purchasing additional shares in this offering. Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market have imposed various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits smaller “emerging growth companies” to implement many of these requirements over a longer period and up to five years from the pricing of their initial public offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact (in ways we cannot currently anticipate) the manner in which we operate our business. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage.

We have identified a material weakness in our internal control over financial reporting. If our remediation of this material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Prior to the completion of this offering, we have been a private company with limited accounting personnel and systems to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. In connection with the audit of our financial statements as of and for the years ended December 31, 2014 and 2013, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness related to an insufficient number of qualified personnel and inadequate processes within our accounting function impacting our ability to appropriately segregate duties and to perform timely and effective review over general ledger account reconciliations and non-routine transactions.

We are implementing measures designed to improve our internal control over financial reporting to remediate this material weakness, including the following:

•	we are formalizing our processes and internal control documentation and strengthening supervisory reviews by our management; and

•	we are in the process of adding additional qualified accounting personnel and segregating duties amongst accounting personnel.

We cannot provide assurance that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, which will be our year ending December 31, 2016, provide a management report on internal control over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an “emerging growth company,” as defined in the JOBS Act. We do not expect our independent registered public accounting firm to attest to our management report on internal control over financial reporting for so long as we are an emerging growth company.

We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process will be time consuming, costly and complicated. If we identify any additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Even after we no longer qualify as an emerging growth company, we may qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to take advantage of this provision and, as a result, we will adopt the extended transition period available under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided under the JOBS Act. As a result of this election, our financial statements may not be comparable to other companies that comply with the public company effective dates.

Our annual and quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to annual and quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our therapeutic candidates, products or future development programs;

•	if any of our therapeutic candidates receives regulatory approval, the level of underlying demand for these therapeutic candidates and wholesalers’ buying patterns;

•	addition or termination of clinical trials or funding support;

•	our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements;

•	any intellectual property infringement lawsuit in which we may become involved;

•	regulatory developments affecting our therapeutic candidates or products or those of our competitors;

•	the timing and cost of, and level of investment in, research and development activities relating to our therapeutic candidates, which may change from time to time;

•	our ability to attract, hire and retain qualified personnel;

•	expenditures that we will or may incur to acquire or develop additional therapeutic candidates and technologies;

•	future accounting pronouncements or changes in our accounting policies;

•	the timing and success or failure of clinical studies for our therapeutic candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	the risk/benefit profile, cost and reimbursement policies with respect to our therapeutic candidates, if approved, and existing and potential future therapies or biologics that compete with our products or therapeutic candidates; and

•	the changing and volatile U.S., European and global economic environments.

If our annual or quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any annual or quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that annual and quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value (deficit) per share as of March 31, 2015. Net tangible book value (deficit) is our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based on an assumed initial public offering price of $         per share, which is at the midpoint of the range set forth on the front cover of this prospectus, and our pro forma as adjusted net tangible book value (deficit) as of March 31, 2015. For more information on the dilution you may suffer as a result of investing in this offering, see “Dilution.”

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and the exercise of stock options granted to our employees. In addition, we have or may have additional outstanding securities that, if exercised or converted, would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Raising additional funds through debt or equity financing could be dilutive and may cause the market price of our common stock to decline.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic collaborations or partnerships, or marketing, distribution or licensing arrangements with third parties, we may be required to limit valuable rights to our intellectual property, technologies, therapeutic candidates or future revenue streams, or grant licenses or other rights on terms that are not favorable to us. Furthermore, any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our therapeutic candidates.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for 180 days from the date of this prospectus, subject to certain exceptions. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Subject to certain limitations, including sales volume limitations with respect to shares held by our affiliates, substantially all of our outstanding shares prior to this offering will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in “Shares Eligible for Future Sale.” In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

As of March 31, 2015, options to purchase 6,015,508 shares of our common stock at a weighted-average exercise price of $0.40 per share were outstanding. Pursuant to our 2015 Stock Option Plan, or 2015 Plan, and our Employee Stock Purchase Plan, or ESPP, our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. Increases in the number of shares available for future grant or purchase may result in additional dilution, which could cause our stock price to decline.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,”

generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. Our prior equity offerings and other changes in our stock ownership may have resulted in ownership changes. In addition, we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Provisions in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	creating a staggered board of directors;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including those described in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of                  shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $             million, or $             million if the underwriters’ option to purchase additional shares is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase (decrease) by 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, after deducting underwriting fees and discounts.

We intend to use the net proceeds we receive from this offering as follows:

•	approximately $ million to fund the FDA accepted Phase III pivotal trial of our CardiAMP Cell Therapy System, our lead therapeutic candidate, through completion and collection of top-line data; and

•	the remainder for working capital, research and development of additional future products or therapies and general corporate purposes.

We also may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. The amount and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments and the rate of growth, if any, of our business.

Pending their use, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering to us, and investors will be relying on the judgment of our management regarding the application of the proceeds.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources and on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2014 on:

•	an actual basis;

•	on a pro forma basis to reflect (i) the issuance of $7.2 million aggregate principal amount of convertible notes after March 31, 2015, and automatic conversion along with accrued interest thereon into shares of our common stock upon the completion of this offering at a price per share equal to 80% of the initial public offering price per share, or $ per share (assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus) and (ii) the conversion of all outstanding shares of our convertible preferred stock into 40,660,261 shares of common stock immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to reflect (i) our receipt of the net proceeds from our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (ii) the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws upon the completion of this offering.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth in “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Actual as of Mar. 31, 2015	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share amounts)
Convertible preferred stock, $0.001 par value; 43,502,124 shares authorized, 40,660,261 shares issued and outstanding, actual; 43,502,124 shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	$45,994	—	—
Common stock, $0.001 par value: 60,000,000 shares authorized, 6,811,628 shares issued and outstanding, actual; 60,000,000 shares authorized, 48,369,317 shares issued and outstanding pro forma; shares authorized, shares issued and outstanding pro forma as adjusted	7	48
Preferred stock, $0.001 par value: no shares authorized, issued and outstanding, actual and pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital(1)	66	46,599
Accumulated deficit	(44,880)	(44,880)

Total stockholders’ equity (deficit)(1)	1,187	1,767

Total capitalization(1)	3,484	3,484

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) cash and cash equivalents and available-for-sale securities and each of working capital, total assets and total stockholders’ equity by approximately $ million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of common stock to be outstanding following this offering is based on 47,471,889 shares of our common stock outstanding as of March 31, 2015 and excludes:

•	6,015,508 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2015 under our 2002 Stock Option Plan, with a weighted average exercise price of $0.40 per share;

•	shares of our common stock issuable upon the exercise of options that were authorized after March 31, 2015, which will be granted effective upon this offering under our 2015 Equity Incentive Plan with an exercise price equal to the initial public offering price, assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the front cover of this prospectus (or that number of shares equal to (i) 123,000, plus (ii) $790,000 divided by the initial public offering price);

•	shares of our common stock reserved for future issuance under our stock-based compensation plans, including 950,768 shares under our 2002 Stock Option Plan and shares of our common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans;” and

•	shares reserved for issuance under our 2015 Employee Stock Purchase Plan, which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

At March 31, 2015, our net tangible book value was approximately $1.1 million, or $0.16 per share of common stock. Net tangible book value per share represents the amount of our tangible assets less our liabilities, divided by the shares of common stock outstanding as of March 31, 2015.

After giving effect to (i) the issuance of $7.2 million aggregate principal amount of convertible notes after March 31, 2015, and automatic conversion along with accrued interest thereon into              shares of our common stock upon the completion of this offering at a price per share equal to 80% of the initial public offering price per share, or $         per share (assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus) and (ii) the conversion of all outstanding shares of our convertible preferred stock into 40,660,261 shares of common stock immediately prior to the closing of this offering, our pro forma net tangible book value was approximately $1.8 million, or $0.04 per share of common stock.

After giving further effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $            , which is the midpoint of the range set forth on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at March 31, 2015 would have been $            , or $         per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors.

The following table illustrates this dilution:

Assumed initial public offering price per share of common stock		$
Pro forma net tangible book value per share as of March 31, 2015	$0.04
Increase in pro forma as adjusted net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the front cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         per share and the dilution per share to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million increase (decrease) in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         per share and the dilution per share to new investors in this offering by $         per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be approximately $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $         per share of common stock.

The following table summarizes, on a pro forma as adjusted basis as of                 , 2015, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares of common stock in this offering at the initial public offering price of $            , which is the midpoint of the range set forth on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors
Totals

		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the front cover of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent that any outstanding options or warrants to purchase shares of our common stock are exercised, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of common stock to be outstanding following this offering is based on 47,471,889 shares of our common stock outstanding as of March 31, 2015 and excludes:

•	6,015,508 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2015 under our 2002 Stock Option Plan, with a weighted average exercise price of $0.40 per share;

•	shares of our common stock issuable upon the exercise of options that were authorized after March 31, 2015, which will be granted effective upon this offering under our 2015 Equity Incentive Plan with an exercise price equal to the initial public offering price, assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the front cover of this prospectus (or that number of shares equal to (i) 123,000, plus (ii) $790,000 divided by the initial public offering price);

•	shares of our common stock reserved for future issuance under our stock-based compensation plans, including 950,768 shares under our 2002 Stock Option Plan and shares of our common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans”; and

•	shares reserved for issuance under our 2015 Employee Stock Purchase Plan, which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management—Employee Benefit Plans.”

SELECTED FINANCIAL DATA

The selected statement of operations data for the years ended December 31, 2014 and 2013 and the selected balance sheet data as of December 31, 2014 and 2013 are derived from our audited financial statements included elsewhere in this prospectus.

The statements of operations data for the three months ended March 31, 2015 and 2014 and the balance sheet data as of March 31, 2015 are derived from our unaudited condensed financial statements included elsewhere in this prospectus.

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and our interim results are not necessarily indicative of results that should be expected for a full year or for any other period.

	Year Ended December 31,		Three Months Ended March 31,
	2014	2013	2015	2014
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue	$822	$1,506	$250	$170
Costs and expenses:
Cost of goods sold	1,181	1,370	210	321
Research and development	1,523	2,219	393	404
Selling, general and administrative	4,467	3,366	1,370	975

Total costs and expenses	7,171	6,955	1,973	1,700

Loss from operations	(6,349)	(5,449)	(1,723)	(1,530)

Other income (expense), net:
Interest expense	(269)	(165)	(12)	(13)
Other income	56	92	(21)	(96)

Total other income (expense), net	(213)	(73)	(33)	(109)

Net loss	$(6,562)	$(5,522)	$(1,756)	$(1,639)

Net loss attributable to common stockholders(1)	$(10,206)	$(5,522)	$(1,756)	$(1,639)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(1.50)	$(0.82)	$(0.26)	$(0.24)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted (2)	6,807,801	6,760,863	6,810,961	6,805,024

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	$(0.14)		$(0.04)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	47,461,502		47,471,222

(1)

As of December 31, 2014 we had insufficient authorized shares to allow for conversion of all of our convertible instruments. As a result, our preferred stock was classified as temporary equity and a related deemed dividend of $3.6 million was recorded to increase the net loss attributable to common stockholders. Sufficient additional shares were authorized in January 2015.
(2)	See Notes 1 and 15 to our financial statements and Notes 1 and 12 to our interim condensed financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate net loss attributable to common stockholders, including the method used to calculate the number of shares used in the computation of the per share amounts, the calculations of basic and diluted net loss per share and basic and diluted pro forma net loss per share.

	As of December 31,		As of March 31,
	2014	2013	2015
		(in thousands)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$3,184	$1,373	$1,829
Working capital	(4,988)	773	1,103
Total assets	4,563	2,474	3,484
Convertible notes	7,500	—	—
Convertible preferred stock (temporary equity)	38,213	—	—
Convertible preferred stock (permanent equity)	—	34,000	45,994
Total stockholders’ equity (deficit)	(43,117)	851	1,187

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage regenerative medicine company developing novel therapeutics for cardiovascular diseases with large unmet medical needs. Our lead therapeutic candidate is the CardiAMP Cell Therapy System, or CardiAMP. We anticipate enrolling the first patient in our U.S. Food and Drug Administration, or FDA, accepted Phase III pivotal trial for CardiAMP in ischemic systolic heart failure in 2015 and obtaining top-line data in the second half of 2017. If our Phase III pivotal trial is successful, we believe we will be the first company to reach the market with a cell-based therapy to treat heart failure. Our second therapeutic candidate is the CardiALLO Cell Therapy System, or CardiALLO. We anticipate acceptance of an Investigational New Drug, or IND, application by the FDA in 2016 for a Phase II trial for CardiALLO in ischemic systolic heart failure. We are committed to applying our expertise in the fields of autologous and allogeneic cell-based therapies to improve the lives of patients with cardiovascular conditions. Autologous cell therapies use autologous cells, which mean the patient’s own cells, while allogeneic cell therapies use allogeneic cells, which means cells from a third party donor.

To date, we have devoted substantially all of our resources to research and development efforts relating to our therapeutic candidates and biotherapeutic delivery systems, including conducting clinical trials, developing manufacturing and sales capabilities, in-licensing related intellectual property, providing general and administrative support for these operations and protecting our intellectual property. We have also generated modest revenues from sales of our approved products. From our inception through March 31, 2015, we have funded our operations primarily through the sales of equity and convertible debt securities totaling approximately $42.6 million, license and collaboration agreement revenue of $3.4 million and product sales revenue of $5.4 million. Subsequent to March 31, 2015, we issued $7.2 million aggregate principal amount of convertible promissory notes, all of which will convert into shares of our common stock upon completion of this offering.

We have incurred net losses in each year since our inception. Our net losses were approximately $6.6 million for the year ended December 31, 2014, $5.5 million for the year ended December 31, 2013, and $1.8 million for the three month period ended March 31, 2015. As of March 31, 2015, we had an accumulated deficit of approximately $44.9 million. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs, clinical trials, intellectual property matters, building our manufacturing and sales capabilities, and from general and administrative costs associated with our operations.

We anticipate that our expenses will increase substantially if and as we:

•	commence enrollment in our Phase III pivotal trial for CardiAMP;

•	advance CardiALLO, our second program in heart failure using allogeneic cells;

•	further build our sales, marketing and distribution infrastructure in the United States to commercialize any therapies or products for which we obtain marketing approval;

•	seek to identify, assess, acquire or develop other products, therapeutic candidates or technologies;

•	seek regulatory and marketing approvals in multiple jurisdictions for our therapeutic candidates that successfully complete clinical studies;

•	establish collaborations with third parties for the development and commercialization of our products and therapeutic candidates;

•	seek coverage and reimbursement from third-party payors, including government and private payors for future therapeutics and products;

•	make milestone or other payments under our agreements pursuant to which we have licensed or acquired rights to intellectual property and technology;

•	seek to maintain, protect, and expand our intellectual property portfolio;

•	seek to attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a commercial-stage public company and our ongoing and new product development and planned future commercialization efforts; and

•	experience any delays or encounter issues with any of the above.

We expect to continue to incur significant expenses and increasing losses for at least the next several years. Accordingly, we anticipate that we will need to raise additional capital in addition to the net proceeds from this offering prior to the commercialization of CardiAMP and CardiALLO. Until such time that we can generate meaningful revenue from product sales, if ever, we expect to finance our operating activities through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, our therapeutic candidates. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research and development programs or the commercialization of any approved therapies or products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially adversely affect our business, financial condition and results of operations.

Financial Overview

Revenue

We currently have a portfolio of enabling and delivery products, from which we have generated modest revenue.

Cost of Goods Sold

Cost of goods sold includes the costs of raw materials and components, manufacturing personnel and facility costs and other indirect and overhead costs associated with manufacturing our enabling and delivery products.

Research and Development Expenses

Our research and development expenses consist primarily of:

•	salaries and related overhead expenses, which include stock-based compensation and benefits for personnel in research and development functions;

•	fees paid to consultants and contract research organizations, or CROs, including in connection with our preclinical studies and clinical trials and other related clinical trial fees, such as for investigator grants, patient screening, laboratory work, clinical trial material management and statistical compilation and analysis;

•	costs related to acquiring and manufacturing clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	payments related to licensed products and technologies.

We expense all research and development costs in the periods in which they are incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and clinical sites. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and the services are performed.

From our inception through March 31, 2015, we have incurred approximately $22.7 million in research and development expenses. We plan to increase our research and development expenses for the foreseeable future as we continue to develop CardiAMP, and subject to the availability of additional funding, further advance the development of CardiALLO and any other therapeutic candidates for additional indications. We typically use our employee and infrastructure resources across multiple research and development programs, and accordingly we have not historically allocated resources specifically to our individual programs.

We expect our research and development expenses will increase in future periods as we continue to invest in research and development activities related to developing our therapeutic candidates, and as programs advance into later stages of development and we begin to conduct larger clinical trials. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our therapeutic candidates is highly uncertain. As a result, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of any of our therapeutic candidates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries and related costs for employees in executive, finance and administration, sales, corporate development and administrative support functions, including stock-based compensation expenses and benefits. Other significant selling, general and administrative expenses include sales commissions, rent, accounting and legal services, obtaining and maintaining patents, the cost of consultants, occupancy costs, insurance premiums and information systems costs.

We expect that our selling, general and administrative expenses will increase as we operate as a public company, conduct our Phase III pivotal trial for CardiAMP, and subject to the availability of additional funding, conduct our Phase II trial for CardiALLO and prepare for commercialization. We believe that these increases will likely include increased costs for director and officer liability insurance, costs related to the hiring of additional personnel to support product commercialization efforts and increased fees for outside consultants, attorneys and accountants. We also expect to incur increased costs to comply with corporate governance, internal controls, investor relations and disclosures, and similar requirements applicable to public companies.

Other Income (Expense)

Other income and expense consists primarily of interest charges we incur in periods when we have convertible debt outstanding, interest income we earn on our cash and cash equivalents and changes in the fair value of our warrant liability. We expect our interest income to increase following the completion of this offering as we invest the net proceeds from this offering pending their use in our operations.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements, as well as the reported expenses during the periods presented. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We define our critical accounting policies as those that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations as well as the specific manner in which we apply those principles. The following discussion addresses what we believe to be the critical accounting policies used in the preparation of our financial statements that require significant estimates and judgments.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collection from the customer is reasonably assured.

•	Net Product Revenue. We recognize revenues from product sales when title and risk of loss have passed to the customer, which typically occurs upon delivery. Product sale transactions are evidenced by customer purchase orders, customer contracts, invoices, and/or the related shipping documents. Revenue is recognized net of provisions made for discounts, expected sales returns and allowances. Estimated returns and allowances are based on historical experience and other relevant factors. We accept returns for unused, unopened and resellable product in its original packaging, subject to a 20% restocking fee.

•	Collaboration Agreement Revenue. Collaboration agreement revenue is income from agreements under which we provide biotherapeutic delivery systems and customer training and support on their use in clinical trials and studies. We evaluate activities under these agreements to determine if they represent a multiple element arrangement by identifying the deliverables included within the agreement. We account for these deliverables as separate units of accounting if the following two criteria are met:

¡	the delivered items have value to the customer on a stand-alone basis; and

¡	if there is a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and within our control.

Factors considered in this determination include, among other things, whether any other vendors sell the items separately and if the customer could use the delivered item for its intended purpose without receipt of the remaining deliverables. A change in these assumptions could impact our reported revenue which could have a material impact to our financial statements.

If multiple deliverables included in an arrangement are separable into different units of accounting, we allocate the arrangement consideration to those units of accounting based on their relative selling prices and recognize the associated revenue when the appropriate recognition criteria are met for those deliverables. The amount of allocable arrangement consideration is limited to the amounts that are fixed and determinable.

Research and Development—Clinical Trial Accruals

As part of the process of preparing our financial statements, we are required to estimate our expenses resulting from our obligations under contracts with vendors and consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to us under such contracts. Our clinical trial accrual is dependent upon the timely and accurate reporting of expenses of our CROs and other third-party vendors.

Our objective is to reflect the appropriate clinical trial expenses in our financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. We determine accrual estimates through discussion with applicable personnel and outside service providers as to the progress or state of completion of clinical trials, or the services completed. During the course of a clinical trial, we adjust the rate of clinical trial expense recognition if actual results differ from the estimates. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known at that time. Although we do not expect that our estimates will be materially different from amounts actually incurred, our understanding of status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our reporting amounts that are too high or too low for any particular period. Through December 31, 2014, there had been no material adjustments to our prior period estimates of accrued expenses for clinical trials. However, due to the nature of estimates, we cannot provide assurance that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials.

Stock-Based Compensation

We have granted stock-based compensation under our 2002 Stock Option Plan. The exercise price of options granted in 2014 was equivalent to the fair market value of our stock at the date of grant. No options were granted in 2013. The number of shares, terms, and vesting periods are determined by our board of directors or a committee thereof on an option-by-option basis. Options generally vest ratably over service periods of four years and expire 10 years from the date of grant. Compensation cost for employee stock-based awards is based on the grant-date fair value and will be recognized over the vesting period of the applicable award on a straight-line basis. Stock based compensation expense was approximately $0.2 million and $0.1 million for the years ended December 31, 2014 and 2013, respectively. Stock compensation expense for the three month periods ended March 31, 2015 and 2014 was approximately $60,000 and $22,000 respectively. Unrecognized stock-based compensation for employee options granted through March 31, 2015 is approximately $0.6 million to be recognized over a remaining weighted average service period of 3.1 years. The intrinsic value of all outstanding options as of March 31, 2015 was $         million based on an initial public offering price of $         per share, which is the midpoint of the range set forth on the front cover of this prospectus.

We measure and recognize stock-based compensation expense for equity awards to employees, directors and consultants based on fair value at the grant date. Nonemployee awards are remeasured at each reporting date. We use the Black-Scholes-Merton option-pricing model, or BSM, to calculate fair value. Stock-based compensation expense recognized in the statements of operations is based on options ultimately expected to vest, taking into consideration estimated forfeitures, and is recognized in the period the services are performed. Stock-based compensation expense is revised in subsequent periods, if necessary, if actual forfeitures differ from these estimates. When estimating forfeitures, we consider historic voluntary termination behaviors as well as trends of actual option forfeitures. For options granted to nonemployees, we revalue the stock-based compensation and the resulting change in fair value is recognized in the statements of operations over the period the related services are rendered.

The BSM option-pricing model requires the input of highly subjective assumptions, including the risk-free interest rate, the expected volatility in the value of our common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

•	Risk-Free Interest Rate. The risk-free interest rate assumption is based on the zero-coupon U.S. treasury instruments appropriate for the expected term of the stock option grants.

•	Volatility. As we do not have a trading history for our common stock, the expected stock price volatility is estimated based on volatilities of a peer group of similar companies by taking the average historic volatility for these peers for a period equivalent to the expected term of the stock option grants. The peer group was developed based on companies in the biotechnology industry whose shares are publicly-traded.

•	Expected Term. The expected term represents the period of time that options are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock options awards granted, the expected life is determined using the simplified method, which is an average of the contractual terms of the option and its ordinary vesting period.

•	Expected Dividend. We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we use an expected dividend yield of zero.

•	Fair Value of Common Stock. In the absence of a public trading market for our common stock, the estimated fair value is determined using methodologies, approaches and assumptions consistent with

American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid.

To assist our board of directors with the determination of the exercise price of our stock options and the fair value of the common stock underlying the options, we obtained third-party valuations of our common stock as of March 31, 2014, June 30, 2014, December 31, 2014, and March 31, 2015, with concluded fair values of $0.44 per share, $0.44 to $0.46 per share, $0.89 per share, and $1.06 per share, respectively. Our board of directors considered the fair values of the common stock derived in the third-party valuations as one of the factors it considered when setting the exercise prices for options granted. The valuations were performed in accordance with applicable elements of the AICPA Practice Aid. The AICPA Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the AICPA Practice Aid, we considered the following methods:

•	Option Pricing Method. Under the option pricing method, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Hybrid Method. The hybrid method blends the concepts of the probability-weighted expected return method with the concepts of the option pricing method.

Our board of directors also considered a range of objective and subjective factors and assumptions in estimating the fair value of our common stock on the date of grant, including:

•	progress of our research and development efforts;

•	our operating results and financial condition, including our levels of available capital resources;

•	rights and preferences of our common stock compared to the rights and preferences of our other outstanding equity securities;

•	our stage of development and material risks related to our business;

•	our commercial success in regard to our catheter sales;

•	the achievement of enterprise milestones, including a favorable ruling by the FDA which allows us to enroll our first patient in a Phase III pivotal trial;

•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	equity market conditions affecting comparable public companies;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering given prevailing market and biotechnology sector conditions; and

•	that the grants involved illiquid securities in a private company.

March 2014 and June 2014 Valuations: The March 2014 and June 2014 valuations used the market and income approaches to determine our common stock value. The specific methodologies employed included the Option Pricing Method, or OPM, the Hybrid Method, the guideline public company method and the guideline transaction method. For purposes of the March 2014 valuation, we estimated the time to liquidity as two years based on then-current plans and estimates of our board of directors and management regarding a liquidity event. The volatility assumption was based on an analysis of guideline companies’ historical equity volatility factors for a period of two years, which is the term assumption. Based on the analysis of the guideline companies, a volatility assumption of 48% was selected and utilized. The risk free rate was estimated as the interpolated two year U.S. Treasury yield. A discount for lack of marketability of 28% was then applied to the value indicated in our common stock. Based on these factors, the third party valuation concluded that our common stock had a fair value of $0.44 per share as of March 31, 2014. For purposes of the June 2014 valuation, we estimated the time to liquidity as two years based on then-current plans and estimates of our board of directors and management regarding a liquidity event. The volatility assumption was based in an analysis of guideline companies’ historical equity volatility factors for a period of two years, which is the term assumption. Based on this analysis of the guideline companies, a volatility assumption of 52% was selected and utilized. The risk-free rate was estimated as the interpolated two year U.S. Treasury yield. A discount for lack of marketability of 28% was then applied to the value indicated in our common stock. Based on these factors, the third-party valuation concluded that our common stock had a fair value of $0.44 to $0.46 per share as of June 30, 2014.

December 2014 Valuation: For purposes of the December 2014 valuation, a hybrid method was used to determine our equity value, which is a hybrid between the probability-weighted return methodology, or PWERM, and the OPM, The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. In the hybrid method, the OPM is used to estimate the allocation of value within one or more of PWERM scenarios. The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios in a situation when the company has transparency into one or more near-term exits but is unsure about what will occur if the current plans fall through. The hybrid model was selected at this time for the reasons described below relating to our plans for a potential initial public offering, or IPO. The OPM was used to allocate the equity value to the various securities under two scenarios. The first scenario assumed we would complete an IPO within 12 months and the second scenario assumed we would remain private beyond 12 months with a potential sale or merger in 1.5 years. The estimated time to liquidity was six months and 1.5 years based on timing of a liquidity event in two scenarios. Based on analysis of the guideline companies, a volatility assumption of 85% was selected and utilized for both scenarios. The risk-free rate was estimated based on the applicable U.S. Treasury yield. A discount for lack of marketability of 10% and 25% was applied to the value indicated in our common stock under the first scenario and the second scenario, respectively. Based on these factors, the third-party valuation concluded that our common stock had a fair value of $0.89 per share as of December 31, 2014.

March 2015 Valuation: For purposes of the March 2015 valuation, the hybrid method was used to determine our common stock value, which was selected for the reasons described below relating to our plans for a potential IPO. The first two scenarios represented the eventuality that we complete an IPO with high or low valuation within 12 months. The common equity was valued with an expectation that all equity securities will convert into common stock. The third scenario assumes that we remain a private entity with a potential sale or merger in two years. The OPM was used to allocate the equity value, which was estimated using income approach of business valuation.

The estimated time to liquidity was six months and two years for IPO and private company scenarios, respectively. The risk-free rate was estimated based on the applicable U.S. Treasury yield. Based on an analysis of the guideline companies, a volatility assumption of 85% was selected for OPM calculations, while 80% volatility was used in calculating a discount for lack of marketability of 10% and 30% in IPO and private company scenarios, respectively. Based on these factors, the third-party valuation concluded that our common stock had a fair value of $1.06 per share as of March 31, 2015.

Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on the NASDAQ Global Market.

Preferred Stock Warrant Liability

We classify freestanding warrants for shares that are either puttable or redeemable as liabilities on the balance sheet at fair value. Therefore, the freestanding warrants that gave the holders the right to purchase our convertible preferred stock were liabilities that we recorded at estimated fair value. At the end of each reporting period, we recorded changes in fair value during the period as a component of other income (expense).

We continue to adjust the liability for changes in the estimated fair value of the warrants until the earlier of the exercise or expiration of the warrants to purchase shares of convertible preferred stock or the completion of a liquidation event, including the completion of our initial public offering. Upon exercise, we will reclassify the liability to stockholders’ equity (deficit). Upon expiration, we will record the reduction in fair value to zero through the statement of operations.

We use the BSM to estimate the fair value of the preferred stock warrant liability utilizing assumptions that include the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends, and the expected volatility of the price of the underlying convertible preferred stock. The contractual term of the warrants represents the period of time remaining before the warrants expire. Because our shares are not publicly traded and our shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate is based on the U.S. Treasury yield curve with a maturity equal to the remaining contractual term of the warrant.

Income Taxes

We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

As of December 31, 2014, our total deferred tax assets, less our total deferred tax liabilities, were $16.2 million. Due to our lack of earnings history and uncertainties surrounding our ability to generate future taxable income, the net deferred tax assets have been fully offset by a valuation allowance. The deferred tax assets were primarily comprised of federal and state tax net operating losses and tax credit carryforwards.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to ownership changes that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and similar state provisions. These ownership change limitations may limit the amount of net operating loss carryforwards and other tax attributes that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points (by value) of the outstanding stock of a company by certain stockholders. Since our formation, we have raised capital through the issuance of capital stock on several occasions, which separately or combined with the purchasing stockholders’ subsequent disposition of those shares, may have resulted in such ownership changes, or could result in ownership changes in the future.

We have not completed an analysis to assess whether an ownership change has occurred. If we have experienced an ownership change at any time since our formation, utilization of our net operating loss carryforwards would be subject to an annual limitation under Section 382 of the Code, which is determined by first multiplying the value of our stock at the time of the ownership change by the applicable long-term, tax-exempt rate, and then applying any additional adjustments that are required. Any limitation may result in expiration of a portion of the net operating loss carryforwards before utilization. Further, until a study is completed and any limitation known, no amounts are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit. Due to the existence of the valuation allowance, future changes in our unrecognized tax benefits will not impact our effective tax rate. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets, with a corresponding reduction of the valuation allowance.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2014 and 2013, and the three month periods ended March 31, 2015 and 2014 (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2014	2013	2015	2014
Revenue:
Net product revenue	$787	$1,093	$240	$166
Collaboration agreement revenue	35	413	10	4

Total revenue	822	1,506	250	170

Cost and expenses:
Cost of goods sold	1,181	1,370	210	321
Research and development	1,523	2,219	393	404
Selling, general and administrative	4,467	3,366	1,370	975

Total cost and expenses	7,171	6,955	1,973	1,700

Operating loss	(6,349)	(5,449)	(1,723)	(1,530)

Interest expense	(269)	(165)	(12)	(13)
Other income (expense)	56	92	(21)	(96)

Net loss	$(6,562)	$(5,522)	$(1,756)	$(1,639)

Revenue.    Revenue decreased by approximately $0.7 million from $1.5 million for the year ended December 31, 2013 to $0.8 million for the year ended December 31, 2014 due primarily to the completion of enrollment of a Phase II partner program and our voluntary recall of two models of our Morph vascular access products, both of which were not available commercially for a period of approximately six months as a result. Revenue increased by approximately $80,000 from $170,000 for the three months ended March, 31 2014 to $250,000 for the three months ended March 31, 2015 due primarily to the unfavorable impact of the recall of the two Morph models in 2014 and increased sales volumes for the models in 2015 after their reintroduction to the market in the latter half of 2014.

Cost of Goods Sold.    Cost of goods sold decreased by approximately $0.2 million from $1.4 million for the year ended December 31, 2013 to $1.2 million for the year ended December 31, 2014 due primarily to the reduction in product sales in 2014 partially offset by the shift to higher cost replacement products. Cost of goods sold decreased by $111,000 from $321,000 for the three months ended March 31, 2014 to $210,000 for the three months ended March 31, 2015, primarily due to increased costs in 2014 related to the product recall and a change in product mix from higher cost Morph products offered as alternative devices for customers to the lower cost Morph vascular access products in 2015.

Research and Development Expenses.    Research and development expenses decreased by approximately $0.7 million from $2.2 million for the year ended December 31, 2013 to $1.5 million for the year ended December 31, 2014 due primarily to the reduction in payroll and related expenses in 2014 as we focused on planning and preparations for the CardiAMP Phase III pivotal trial. Research and development expenses of $393,000 for the three months ended March 31, 2015 were consistent with $404,000 incurred for the three months ended March 31, 2014, decreasing by only $11,000. We expect research and development expenses to increase as we begin enrollment of the CardiAMP Phase III pivotal trial later this year.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by approximately $1.1 million from $3.4 million for the year ended December 31, 2013 to $4.5 million for the year ended December 31, 2014 due primarily to an increase in payroll and related expenses, external auditing and tax services and other expenses to build our infrastructure and position us to undertake this offering. Similarly, selling, general and administrative expenses increased $395,000 from $975,000 for the three months ended March 31, 2014 to $1.4 million for the three months ended March 31, 2015 primarily due to increases in payroll and related expenses, external audit and tax services and other expenses to build the infrastructure needed to support the Phase III trial and public company operations. We expect selling, general and administrative expenses to increase due to expenses to be incurred as we build our infrastructure to support the CardiAMP Phase III pivotal trial and public company operations.

Interest Expense.    Other expense for the years ended December 31, 2014 and 2013 and for the three month periods ended March 31, 2015 and 2014 consisted primarily of interest expense related to convertible notes. These notes converted into shares of our capital stock in January 2015. We expect to incur additional interest expense related to future financings.

Other Income (Expense). Other income for the years ended December 31, 2014 and 2013 and for the three month periods ended March 31, 2015 and 2014 consisted primarily of the change in value of the convertible preferred stock warrant liability.

Liquidity and Capital Resources

We have incurred net losses each year since our inception and as of March 31, 2015, we had an accumulated deficit of approximately $44.9 million. We anticipate that we will continue to incur net losses for at least the next several years. These conditions raise substantial doubt about our ability to continue as a going concern without additional financing. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our 2014 financial statement with respect to this uncertainty. We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitment in the normal course of business. Our 2014 financial statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances and licensing or collaboration arrangements.

Since our inception through March 31, 2015, we have funded our operations principally through the sales of equity and convertible debt securities totaling approximately $42.6 million. As of March 31, 2015, we had cash and cash equivalents and investments of approximately $1.8 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Subsequent to March 31, 2015, we issued $7.2 million aggregate principal amount of convertible promissory notes, all of which will convert into shares of our common stock upon completion of this offering.

The following table shows a summary of our cash flows for the periods indicated (in thousands):

	Year Ended December 31, 2014	Year Ended December 31, 2013	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Net cash provided by (used in):
Operating activities	$(5,900)	$(5,359)	$(1,602)	$(1,113)
Investing activities	(53)	(27)	(3)	(8)
Financing activities	7,764	5,065	250	2,500

Net increase (decrease) in cash and cash equivalents	$1,811	$(321)	$(1,355)	$1,379

Cash Flows from Operating Activities.    Net cash used in operating activities of $5.9 million during the year ended December 31, 2014 was primarily a result of our net loss of $6.6 million. The difference between our net loss and our cash used in operating activities was $0.3 million of interest accrued on our outstanding convertible notes and $0.2 million of stock-based compensation expense.

Net cash used in operating activities of $1.6 million for the three months ended March 31, 2015 related primarily to our net loss of $1.8 million.

Net cash used in operating activities of $1.1 million for the three months ended March 31, 2014 related primarily to our net loss of $1.6 million. The difference between our net loss and our cash used in operating activities was approximately $0.6 million and consisted primarily of increases in accounts payable and accrued expenses and decreases in receivables and inventories related to a slowdown in production and sales during the recall discussed above.

Net cash used in operating activities of $5.4 million during the year ended December 31, 2013 was primarily a result of our net loss of $5.5 million.

Cash Flows from Investing Activities.    We had no significant investing activities during the years ended December 31, 2014 or 2013, or the three month periods ended March 31, 2015 and 2014.

Cash Flows from Financing Activities.    Net cash provided by financing activities of $7.8 million during the year ended December 31, 2014 was primarily a result of proceeds received from the issuance of convertible notes throughout 2014. The notes converted into Series F preferred stock in January 2015.

Net cash provided by financing activities of $5.1 million during the year ended December 31, 2013 was primarily a result of proceeds received from the issuance of Series F preferred stock.

Net cash provided by financing activities of $0.3 million during the three months ended March 31, 2015 was primarily a result of $0.3 million in proceeds from the issuance of convertible notes.

Net cash provided by financing activities of $2.5 million during the three months ended March 31, 2014 was primarily the result of proceeds from the issuance of convertible notes.

Future Funding Requirements

To date, we have generated modest revenue from sales of our approved products. We do not know when, or if, we will generate any revenue from our development stage biotherapeutic programs. We do not expect to generate any revenue from sales of our CardiAMP or CardiALLO therapeutic candidates unless and until we obtain regulatory approval. At the same time, we expect our expenses to increase in connection with our ongoing development activities, particularly as we continue the research, development and clinical trials of, and seek regulatory approval for, our therapeutic candidates. Upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval for any of our therapeutic candidates and companion diagnostic, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate that we will need additional funding in connection with our continuing operations.

Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operations through the first half of 2018. We intend to use the net proceeds we receive from this offering for the FDA accepted Phase III pivotal trial of CardiAMP, and working capital, research and development of additional future products or therapies and general corporate purposes. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our therapeutic candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development of our therapeutic candidates.

Our future capital requirements will depend on many factors, including:

•	the progress, costs, results and timing of our CardiAMP and CardiALLO clinical trials;

•	FDA acceptance of our CardiAMP and CardiALLO therapies for heart failure and for other potential indications;

•	the outcome, costs and timing of seeking and obtaining FDA and any other regulatory approvals;

•	the costs associated with securing, establishing and maintaining commercialization and manufacturing capabilities;

•	the number and characteristics of product candidates that we pursue, including our product candidates in preclinical development;

•	the ability of our product candidates to progress through clinical development successfully;

•	our need to expand our research and development activities;

•	the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

•	our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	our need and ability to hire additional management and scientific, medical and sales personnel;

•	the effect of competing technological and market developments; and

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

Until such time that we can generate meaningful revenue from the sales of approved therapies and products, if ever, we expect to finance our operating activities through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements, and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include conversion discounts or covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, or strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, products or therapeutic candidates or to grant licenses on terms that may not be favorable to us.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at March 31, 2015 (in thousands):

	Payments due by period
	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
Operating lease obligation relating to facility(1)	$512	$290	$222	—	—

(1)	Consists of our corporate headquarters lease encompassing 13,718 square feet of office, lab and manufacturing space that expires in December 2016, with an option to extend through December 2019.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under the rules of the Securities and Exchange Commission.

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate, in connection with preparing financial statements for each annual and interim reporting period, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and provide related disclosures. This ASU will be effective for us in fiscal year 2016. Early adoption is permitted. We are currently assessing the future impact of this ASU on our financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires companies to recognize revenue when a customer obtains control rather than when companies have transferred substantially all the risk and rewards of a good or service. In addition, new and enhanced disclosures will be required. Companies can adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. ASU 2014-09 will become effective for annual and interim reporting periods beginning after December 15, 2017 under the extended transition period permitted by the JOBS Act. Early adoption is not permitted. We are currently assessing the impact the adoption of the new revenue recognition guidance will have on our financial statements, if any, and the transition method that we will apply.

Quantitative and Qualitative Disclosure about Market Risk

We do not believe that our cash and cash equivalents have significant risk of default or illiquidity. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation has had a material effect on our results of operations during the periods presented.

Internal Control over Financial Reporting

In connection with the audit of our financial statements as of and for the years ended December 31, 2014 and 2013, we identified a material weakness in our internal control over financial reporting. The material weakness related to an insufficient number of qualified personnel and inadequate processes within our accounting function impacting our ability to appropriately segregate duties and to perform timely and effective review over general ledger account reconciliations and non-routine transactions.

We are implementing measures designed to improve our internal control over financial reporting to remediate this material weakness, including the following:

•	we are formalizing our processes and internal control documentation and strengthening supervisory reviews by our management; and

•	we are in the process of adding additional qualified accounting personnel and segregating duties among accounting personnel.

These additional resources and procedures are designed to enable us to broaden the scope and quality of our internal review of underlying information related to financial reporting and to formalize and enhance our internal control procedures. With the oversight of senior management and our audit committee, we have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weakness.

We, and our independent registered public accounting firm, were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2014 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot provide assurance that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

JOBS Act Accounting Election

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to take advantage of this provision and, as a result, we will adopt the extended transition period available under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided under the JOBS Act.

BUSINESS

Overview

We are a clinical-stage regenerative medicine company developing novel therapeutics for cardiovascular diseases with large unmet medical needs. Our lead therapeutic candidate is the CardiAMP Cell Therapy System, or CardiAMP. We anticipate enrolling the first patient in our U.S. Food and Drug Administration, or FDA, accepted Phase III pivotal trial for CardiAMP in ischemic systolic heart failure in 2015 and obtaining top-line data in the second half of 2017. If our Phase III pivotal trial is successful, we believe we will be the first company to reach the market with a cell-based therapy to treat heart failure. Our second therapeutic candidate is the CardiALLO Cell Therapy System, or CardiALLO. We anticipate acceptance of an Investigational New Drug, or IND, application by the FDA in 2016 for a Phase II trial for CardiALLO in ischemic systolic heart failure. We are committed to applying our expertise in the fields of autologous and allogeneic cell-based therapies to improve the lives of patients with cardiovascular conditions. Autologous cell therapies use autologous cells, which means the patient’s own cells, while allogeneic cell therapies use allogeneic cells, which means cells from a third party donor.

CardiAMP is a comprehensive therapeutic treatment that includes a companion diagnostic, and is comprised of (i) a cell potency screening test, (ii) a point of care cell processing platform, and (iii) a biotherapeutic delivery system. CardiAMP is the first comprehensive therapeutic treatment utilizing a patient’s own cells for the treatment of ischemic systolic heart failure, which is heart failure that develops after a heart attack. In the screening process with the companion diagnostic, the physician extracts a small sample of the patient’s bone marrow in an outpatient procedure performed under local anesthesia. The clinic sends the sample to a centralized diagnostic lab, which tests for identified biomarkers from which we generate a potency assay score for the patient. During the treatment, a clinician harvests and then prepares the patient’s own bone marrow mononuclear cells, or autologous cells, using our point of care cell processing platform, which a cardiologist then delivers into the heart using our proprietary biotherapeutic delivery system. We designed the entire procedure to be performed in approximately 60 to 90 minutes, which we believe is substantially faster than alternative cell-based therapies in development. The patient then leaves the hospital the same or next day.

In October 2014, the FDA accepted the design of our 250 patient CardiAMP Phase III pivotal trial. The trial builds on the successful 34 patient Phase II trial and 20 patient Phase I trial utilizing treatment with CardiAMP cells for ischemic systolic heart failure, which is heart failure that follows a heart attack. The primary endpoint selected for the Phase III pivotal trial is functional capacity as measured by the six minute walk test, an endpoint that has been utilized in the regulatory approval of other therapies, such as Gilead’s Letairis®, Bayer/Actelion’s Adempas® and BioMarin’s Vimizin®. This endpoint demonstrated statistical significance in the Phase II double-blind placebo-controlled trial for treatment with CardiAMP cells. Secondary hierarchical endpoints in the Phase III pivotal trial include non-inferiority with respect to survival, non-inferiority with respect to major adverse cardiac events, superiority with respect to quality of life as measured by the Minnesota Living with Heart Failure, or MLHF, Questionnaire, and superiority with respect to survival.

Our CardiAMP Phase III pivotal trial follows a completed U.S. based randomized placebo-controlled Phase II trial that showed:

•	CardiAMP cells at a dosage of 200 million cells met the primary safety endpoint with 0% treatment related major adverse cardiac events at 30 days;

•	CardiAMP cells, when compared with placebo, were associated with statistically and clinically significant improvements in functional capacity as measured by the six minute walk test and improvements in quality of life as measured by the MLHF Questionnaire;

•	fewer clinical events such as hospitalizations were confirmed at one year following treatment; and

•	benefit in clinical outcomes was supported by improvement in cardiac function.

Market Opportunity

Heart failure is a clinical condition in which the output of blood from the heart is insufficient to meet the metabolic demands of the body. In 2015, the American Heart Association, or AHA, report on heart disease statistics estimated that there are 5.7 million Americans over the age of 20 that have heart failure. Heart failure is increasingly prevalent due to the aging population and the increase in major cardiovascular risk factors, including obesity and diabetes. The AHA also estimates that one in five adults will develop heart failure after the age of 40. During heart failure progression, the heart steadily loses its ability to respond to increased metabolic demand, and mild exercise soon exceeds the heart’s ability to maintain adequate output. Towards the end stage of the disease, the heart cannot pump enough blood to meet the body’s needs at rest. At this stage, fluids accumulate in the extremities or in the lungs making the patient bedridden and unable to perform the activities of daily living. The long-term prognosis associated with heart failure is approximately 50% mortality at five years following the initial diagnosis.

Hospitalizations for heart failure are expensive, and the risk of death increases with each recurrent heart failure-related hospitalization. In 2014, the Journal of the American College of Cardiology reported that the one- and six-month readmission rates after heart failure-related hospitalization are close to 25% and 50%, respectively. In 2010, the AHA estimated that the direct and indirect cost of heart failure in the United States was $39 billion, half of which was related to repeated hospitalizations, and by 2030 the total cost of heart failure in the United States is projected to increase to $70 billion. The Affordable Care Act recently established the “Hospital Readmissions Reduction Program,” which requires The Centers for Medicare & Medicaid Services to reduce payments to hospitals with excessive heart failure readmissions. As such, there is growing pressure on hospitals to reduce readmissions for heart failure.

Heart failure is classified in relation to the severity of the symptoms experienced by the patient. The most commonly used classification system, established by the New York Heart Association, or NYHA, is as follows:

•	Class I (mild): patients experience no or very mild symptoms with ordinary physical activity;

•	Class II (mild): patients experience fatigue and shortness of breath during moderate physical activity;

•	Class III (moderate): patients experience shortness of breath during even light physical activity; and

•	Class IV (severe): patients are exhausted even at rest.

Heart failure by NYHA Class. Source: American Heart Association and American Association of Heart Failure Nurses Certification Board (2013).

Despite guideline-directed therapies employing a wide range of pharmacologic, device, and surgical options, many patients deteriorate over time and develop advanced heart failure symptoms that cannot be effectively managed by existing medical therapies. At the end stage of heart failure, current treatment options include heart transplant surgery or implantation of a left ventricular assist device, or LVAD, a battery operated mechanical circulatory device used to partially or completely replace the function of the left ventricle of the heart. LVADs are used for patients awaiting a heart transplant or as a destination therapy for patients with NYHA Class IV heart failure who may never receive a heart transplant. Both of these end-stage treatment options require invasive open-chest surgery and can cost in excess of $150,000 per procedure, as reported by the Journal of Heart and Lung Transplantation.

There are approximately 2.9 million NYHA Class II and Class III heart failure patients, of which we estimate approximately 60% are patients with ischemic systolic heart failure. Of this subset of 1.7 million patients, we estimate that approximately 70%, or over 1.2 million patients, will have a cell potency score sufficient to qualify for treatment with CardiAMP.

Regenerative Medicine Overview

Regenerative medicine is a branch of translational research in tissue engineering and molecular biology that deals with the process of replacing, engineering or regenerating human cells, tissues or organs to restore or establish normal function. This field holds the promise of engineering damaged tissues and organs by stimulating the body’s natural repair mechanisms to functionally heal previously irreparable tissues or organs. This biomedical approach generally also refers to clinical therapies that may involve the use of stem cells. Examples include the injection of stem cells or progenitor cells, and the induction of regeneration by biologically active molecules as a secretion by infused cells.

The Center for Regenerative Medicine takes three interrelated approaches to the field:

•	Rejuvenation: boosting the body’s natural ability to heal itself;

•	Replacement: using healthy cells, tissues or organs from a living or deceased donor to replace damaged ones. Organ transplants, such as heart and liver transplants, are examples; and

•	Regeneration: delivering specific types of cells or cell products to diseased tissues or organs, where they will ultimately restore tissue and organ function. This can be done through cell-based therapy or by using cell products, such as growth factors. Bone marrow transplants are an example.

Bone Marrow Derived Cell-Based Therapy for Heart Failure

Bone marrow derived cell-based therapy has been shown to have the potential to restore cardiac function. In the past decade, intramyocardial delivery of bone marrow derived cell-based therapies in preclinical and clinical studies of heart failure has predominantly resulted in benefits, such as improvement in ventricular function, reduction in infarct size and increase in myocardial perfusion. An infarct is an area of dead tissue resulting from failure of blood supply, and myocardial perfusion is blood flow to heart tissue.

Recent systematic review and meta-analysis of the scientific literature from 23 randomized controlled trials prior to 2013, covering more than 1,200 participants, was published by Fisher in Circulation Research in January 2015. The review found evidence that bone marrow cell treatment, including intramyocardial delivery of bone marrow cells, has improved left ventricle ejection fraction, or LVEF, and chronic ischemic heart disease. The authors of the review found evidence for a potential beneficial clinical effect in terms of mortality and performance status after at least one year post-treatment in people who suffer from chronic ischemic heart disease and heart failure. Results in heart failure trials indicate that bone marrow derived cell-based therapy leads to a reduction in deaths and readmission to hospital and improvements over standard treatment as measured by tests of heart function. This review concluded that further research is required to confirm the results.

Published scientific papers provide clinical support for efficacy from randomized controlled clinical trials of intramyocardial delivery of bone marrow derived cells in closely related clinical conditions of chronic myocardial ischemia, diastolic heart failure, and subacute myocardial infarction.

Bone marrow cell homing to the heart is part of the body’s natural repair process. After a heart attack or an acute injury to the heart, cells from bone marrow are known to home to the heart. For example, a population of bone marrow cells with a cell surface marker of CD34+ has certain receptors, including CXC-4 and CXC-7 receptors, that home to the SDF-1 ligand, which is activated in injured heart tissue. In the event of heart failure, the heart is believed to have fewer of these homing signals and a decreased ability to stimulate or recreate this signaling process, leading to a lower likelihood of heart tissue repair. A number of other bone marrow derived cells with unique cell surface markers have also been shown to have beneficial effects in animal models of heart failure and are under clinical investigation today.

To date, the research community has proposed three main mechanisms of action to explain the regenerative potential of bone marrow derived cells:

•	endothelial cell and myocyte growth through cell transdifferentiation, which means that a bone marrow cell becomes another cell type in the heart;

•	stimulation of endogenous cardiac stem cells for niche reconstruction, which means that a bone marrow cell stimulates the production of stem cells in the heart, which subsequently become a specific cell type in the heart; and

•	paracrine effects through the release of cytokines and growth factors leading to anti-apoptotic effects and angiogenesis, which means that proteins produced by the bone marrow cells stimulate beneficial reparative effects in the heart such as reduced inflammation, cell survival and the formation of new vascular networks.

There is increasing belief in the research community that the efficacy of bone marrow derived cells may reside in synergistic effects of two or more mechanisms of action promoting cardiac regeneration.

Cell-Based Therapy Product Pipeline

We are developing two therapeutic candidates, with an initial focus on heart failure resulting from a heart attack:

•	CardiAMP—autologous minimally processed bone marrow cells from a patient’s own cells, with an FDA accepted Phase III pivotal trial. To date, 53 patients have been treated in our Phase I and Phase II trials; and

•	CardiALLO—allogeneic culture expanded mesenchymal bone marrow cells from a universal donor for use in multiple unrelated patients, entering Phase II development. To date, 64 patients have been treated in CardiALLO related mesenchymal stem cell Phase I and Phase II trials.

CardiAMP was the first therapeutic candidate to enter a clinical program with a bone marrow derived cell-based therapy for ischemic systolic heart failure patients who are not actively ischemic. It is also the first therapeutic candidate to use a companion diagnostic, the CardiAMP potency assay, to identify patients who are likely responders to treatment with autologous cells. Finally, it is the first therapeutic candidate to initiate a Phase III pivotal trial in the United States for heart failure using point of care cell processing to isolate the bone marrow mononuclear cells. We are also exploring the continued development of CardiAMP for subacute myocardial infarction, and may in the future explore the development of CardiAMP for additional indications such as chronic myocardial ischemia and heart failure with preserved ejection fraction, or cardiac function as measured by the outbound blood pumped out of the heart with each heart beat.

CardiALLO, our second program, is an allogeneic “off the shelf” mesenchymal stem cell product candidate from universal donors and may be an alternative for patients who are not optimal candidates for CardiAMP. We expect to receive FDA acceptance of an IND in 2016 for a Phase II trial for CardiALLO in ischemic systolic heart failure.

Enabling and Delivery Product Portfolio

We have obtained U.S. and European approvals for enabling and biotherapeutic delivery products, which are used as part of our CardiAMP and CardiALLO therapies, and which we believe validate our approach and development expertise: (i) the CardiAMP cell processing platform, (ii) the Helix transendocardial biotherapeutic delivery system, and (iii) our Morph vascular access products.

•	CardiAMP cell processing platform— processes bone marrow aspirate at the point of care to concentrate mononuclear cells and prepare the dosage form. We expect the CardiAMP cell processing platform to be approved in the United States for ischemic systolic heart failure as part of CardiAMP. The platform is currently cleared for use in the United States for the preparation of a cell concentrate from bone marrow.

•	Helix transendocardial biotherapeutic delivery system—delivers therapeutics into the heart muscle with a penetrating helical needle from within the heart. This is a leading delivery platform in the field, which has increased safety and performance. We expect Helix to be approved in the United States as part of CardiAMP. The system is CE marked for commercial use in Europe and is under investigational use in the United States as part of our CardiAMP and CardiALLO development programs. We believe the Helix biotherapeutic system is the world’s safest and most efficient platform for cardiac therapeutic delivery.

•	Morph vascular access products— provides enhanced control for biotherapeutic delivery and other common interventions. We have already secured all necessary approvals in the United States and Europe. Currently there are six Morph product family model numbers available commercially in the United States via a 510(k) clearance and three in Europe under CE mark. The Morph products are valued by physicians performing difficult vascular procedures worldwide and they have been used in more than 10,000 clinical procedures to date. See “ — Government Regulation — U.S. Premarket Clearance and Approval Requirements for Medical Devices” for a description of the 510(k) clearance process.

Our Key Advantages

We believe that our expertise in regenerative medicine therapies and our corporate strategy provide us with several key advantages, including:

•	Streamlined regulatory pathway with a single pivotal trial for CardiAMP. CardiAMP is the first cardiac cell-based therapy with an FDA accepted Phase III pivotal trial that is to be regulated by the Center for Biologics Evaluation and Research, or CBER, through the pre-market approval, or PMA, pathway. This regulatory pathway generally requires only a single pivotal trial, while regulation of a therapy as a biologic generally requires two pivotal trials. We are not aware of any other cardiac cell-based therapies in current clinical trials that will be regulated by CBER under the PMA pathway.

•

Unique ability to target likely responders to CardiAMP treatment via our proprietary companion diagnostic. Our CardiAMP potency assay biomarker panel provides us with a unique advantage in the field of autologous cell-based therapy. The assay identifies patients who are likely to be responders by evaluating the nature of the source cells for CardiAMP. We have developed a broad diagnostic strategy with respect to autologous cell-based therapy including the use of state of the art gene transcriptome and cell surface marker measurement technologies.

•	Rapid point of care processing of CardiAMP cells. We believe our ability to provide an autologous point of care processed cell-based therapy at the patient’s bedside is a key advantage. The point of care processing enables a rapid overall procedure time that is shorter than any other known cardiac treatment involving autologous cells. We believe this processing of autologous cells minimizes the risk of rejection of the injected cells by the patient.

•	Immune-privileged “off the shelf” CardiALLO cells with similar clinical profile as autologous cells. Our CardiALLO therapeutic candidate is based on allogeneic culture-expanded bone marrow mesenchymal stem cells from a universal donor. These allogeneic cells have been described by the research community as being immune-privileged in that they may not result in rejection by a recipient’s immune system. Our recent clinical work, co-sponsored by the National Institutes of Health, or NIH, and academic partners, has shown for the first time in any clinical trial that these allogeneic cells have a similar safety and efficacy profile as autologous mesenchymal cells in the treatment of ischemic systolic heart failure when delivered with our Helix biotherapeutic delivery system. Some advantages of using such “off the shelf” allogeneic cells are that (i) patients that do not qualify for treatment with CardiAMP can potentially be treated with CardiALLO, (ii) these cells are readily available in the hospital at the time of need, and (iii) the physician is not required to perform a bone marrow aspiration on the patient.

•	Numerous partnering opportunities for the delivery of biologic and regenerative therapies with our Helix biotherapeutic delivery system. Our Helix biotherapeutic delivery system will not only be used to deliver our CardiAMP and CardiALLO therapeutic candidates, but we will continue to opportunistically enable our strategic partners to use our Helix biotherapeutic delivery system to deliver their biologic and regenerative therapies to the heart for multiple types of cells, genes, and proteins. These partnerships may lead to commercial sales or royalty related revenue streams in the future if our partners’ therapies are successful. We are already addressing a number of different therapeutic areas with collaborative partners in eight distinct and active clinical and preclinical programs in the United States and Europe. Our Helix biotherapeutic delivery system has been used to treat more than 260 patients to date, which has established us in the target markets and channels for our CardiAMP and CardiALLO therapeutic candidates.

•	Established manufacturing and commercial operations. Our Helix biotherapeutic delivery system is CE marked in Europe for local biotherapeutic delivery to the heart. Our Morph products have 510(k) clearances in the United States, are CE marked in Europe and are actively manufactured for commercial distribution.

•	Strong intellectual property position. We have developed or secured rights to more than 20 patent families that include exclusive rights to 71 U.S. patents with issued or patent pending applications. This provides us with a strong intellectual property position. For example, one of our broad patents provides patent coverage for CardiAMP cells for the treatment of ischemic systolic heart failure without evidence of active ischemia and does not expire until 2031. Additional pending patent applications are anticipated to become issued patents and expire later. Further, we have non-exclusive intellectual property rights from 12 corporate and five academic partnerships related to cardiovascular cell-based, gene and protein based therapies.

Our Strategy

We are committed to applying our expertise in the fields of autologous and allogeneic cell-based therapies to improve the lives of patients with cardiovascular conditions. We are pursuing the following business strategies:

•

Complete Phase III pivotal trial of CardiAMP for patients with ischemic systolic heart failure. We have received FDA acceptance for our 250 patient CardiAMP Phase III pivotal trial. Based on the results of the Phase II trial, the Phase III pivotal trial will focus on patients with NYHA Class II or III ischemic systolic heart failure, and the primary endpoint will be functional capacity as measured by the six minute walk test. The trial will use the CardiAMP potency assay to target patients most likely to benefit from our treatment.

We expect to enroll our first patient in this trial in 2015, and anticipate having top-line trial results in the second half of 2017.

•	Obtain FDA approval and commercialize CardiAMP using a highly-targeted cardiology sales force in the United States. Heart failure patients are primarily treated at leading hospitals and medical centers of excellence by a select group of high-prescribing cardiologists and heart failure specialists. Once we obtain FDA approval, we plan to use a targeted sales force focused on these particular physicians. We believe cardiologists, heart failure specialists and interventional cardiologists are typically early adopters of innovative biotherapeutic products, devices and technologies. We believe that CardiAMP will be adopted first by leading cardiologists and heart failure specialists at high-volume U.S. hospitals and medical centers, and progressively by a broader segment of the market. We anticipate using strategic or distribution partners to serve other geographies.

•	Advance our CardiALLO program for the treatment of ischemic systolic heart failure. CardiALLO has the potential to benefit patients for whom CardiAMP is not optimal due to the lower potency of their bone marrow cells. CardiALLO allogeneic culture-expanded bone marrow derived cells from a universal donor, or CardiALLO cells, have performed well in a head to head trial with autologous mesenchymal bone marrow cells. This therapy may present advantages for patients or physicians who wish to avoid bone marrow aspiration, and our development work builds on our clinical development capabilities established through our CardiAMP program. This program positions us to provide therapy to patients ineligible for CardiAMP.

•	Expand CardiAMP and CardiALLO into additional cardiac indications. CardiAMP and CardiALLO have potential therapeutic benefits for multiple cardiovascular indications in addition to ischemic systolic heart failure. We and our clinical collaborators have been gathering data on the application of CardiAMP cells to subacute myocardial infarction, and in the future we may investigate the use of CardiAMP and CardiALLO cells for additional indications such as chronic myocardial ischemia and heart failure with preserved ejection fraction. Compelling clinical results have been published for the application of cell-based formulations similar to CardiAMP cells in each of these diseases.

•	Continue to partner our Helix biotherapeutic delivery system for use with other biotherapeutics. We plan to continue to make our Helix biotherapeutic delivery system available for use by qualified partners seeking to advance their own biotherapeutic candidates for similar indications. Our current clinical-stage biotherapeutic partners include Juventas Therapeutics, CellProthera, the University of Miami and the University of Milan, in addition to numerous preclinical programs.

Products

CardiAMP Cell Therapy System for Ischemic Systolic Heart Failure

CardiAMP is a comprehensive therapeutic treatment comprised of (i) a cell potency screening test, (ii) a point of care cell processing platform, and (iii) a biotherapeutic delivery system. CardiAMP is the first comprehensive therapeutic treatment utilizing a patient’s own cells for the treatment of heart failure that develops after a myocardial infarction, or heart attack.

We designed the entire procedure to be performed in approximately 60 to 90 minutes, which we believe is substantially faster than alternative cell-based therapies in development.

CardiAMP Cell Therapy Procedure Overview.

Pre-Procedure: Patient Screening with the CardiAMP Potency Assay

The CardiAMP potency assay tests cells with our proprietary biomarker panel, which includes biomarkers that identify patients who are likely responders to treatment with CardiAMP cells. For example, one of the biomarkers that our assay measures is the concentration of CD34+ cells in the patient’s bone marrow; CD34+ dosage has correlated closely with efficacy. In the screening process with the companion diagnostic, the physician extracts a small sample of the patient’s bone marrow in an outpatient procedure performed under local anesthesia. The clinic sends the sample to a centralized diagnostic lab, which tests for identified biomarkers from which we generate an assay score for the patient. The CardiAMP Phase III pivotal trial will validate the assay if the trial meets its primary endpoint, as the assay score is one of the inclusion criteria for patient enrollment.

Procedure Step 1: CardiAMP Cell Collection

During the treatment procedure, the clinician draws 60cc of bone marrow from the iliac crest, or hip bone, using a standard kit that we provide. The procedure is performed under local anesthesia and conscious sedation and takes approximately 15 minutes. This small volume of marrow is much less than what has been used in other clinical trials, enabling an easier procedure which will ultimately be performed by the cardiologist or a certified staff member.

Procedure Step 2: Dosage Form Preparation with CardiAMP Cell Processing Platform

The CardiAMP cell processing platform uses a centrifuge process to separate the nucleated cells in the bone marrow sample. The system also includes a single-use, sterile, disposable separation tube that includes a density-

tuned dual buoy separation system designed for the isolation and separation of nucleated cells. The CardiAMP cell processing platform uses technology exclusively licensed from Biomet Biologics, LLC. We will seek approval for use in cardiac indications, beginning with ischemic systolic heart failure, using data from the CardiAMP Phase III pivotal trial.

Procedure Step 3: Delivery of Processed Cells via the Helix Biotherapeutic Delivery System

In a procedure taking a cardiologist approximately 15 to 30 minutes, the CardiAMP cells are injected into the heart tissue using our proprietary Helix biotherapeutic delivery system. Based on published data reporting 0% mortality and only one treatment emergent major adverse cardiac event, or MACE, in more than 260 clinical procedures to date, we believe the Helix biotherapeutic delivery system has a best in class safety profile.

Post-Procedure: Same or Next Day Discharge

We expect hospitals to discharge the patient on the same or next day following the procedure. The clinical trial requires the patient to stay overnight for observation.

CardiAMP Clinical Overview

Our FDA accepted Phase III pivotal trial is designed to provide the primary support for the safety and efficacy of CardiAMP. The study is a 250 patient trial with a primary endpoint of functional capacity, as measured by the six minute walk test. Based on the results achieved in the Phase II trial, our Phase III pivotal trial is designed to have more than 90% probability of achieving a positive result with statistical significance. Statistical significance denotes the mathematical likelihood that the results observed are real and not due to chance.

The Phase III pivotal trial is substantially equivalent in design to the Phase II Transendocardial Autologous Cells in Heart Failure Trial, or TACHFT-BMC, which was a randomized, double-blind, placebo-controlled trial. The TACHFT-BMC trial treated 33 patients with dosages of 100 million and 200 million cells. TACHFT-BMC found CardiAMP cells at both dosages (100 million and 200 million cells) to be safe, and that treated patients had increased their functional capacity, improved quality of life, symptoms and key markers of cardiac function predictive of survival, such as end systolic volume, or ESV. The TACHFT-BMC trial included a single dose of CardiAMP cells with a follow up observation period of 12 months. A summary of the findings is below:

•	high-dose CardiAMP cells (200 million cells) met the primary TACHFT-BMC safety endpoint with 0% treatment emergent major adverse cardiac events at 30 days, and demonstrated an excellent safety profile at 12 months with fewer clinical events in the treated group;

•	patients treated with CardiAMP cells, when compared to placebo, showed statistically and clinically significant improvements in functional capacity as measured by the six minute walk test and improvements in quality of life as measured by the MLHF Questionnaire;

•	benefit in preventing clinical events such as hospitalizations was confirmed at one year following treatment, although not at the level of statistical significance; and

•	benefit in clinical outcomes was supported by improvement in patients’ cardiac function, although not at the level of statistical significance.

Our Phase I Transendocardial Autologous Cells in Myocardial Infarction or TABMMI trial enrolled 20 patients with ischemic systolic heart failure in an open label safety trial of bone marrow cells delivered with the Helix biotherapeutic delivery system at a dosage of 100 million cells. Results showed improvement in cardiac function as measured by left ventricular ejection fraction, improved exercise tolerance, and superior survival as compared to historical controls. The Phase I TABMMI study was submitted to the Argentine Administración Nacional de Medicamentos, Alimentos y Technología Médica as opposed to an IND filing with the FDA, however, the results from the trial may be submitted to the FDA in support of an IDE for CardiAMP.

CardiAMP Phase III Pivotal Trial; FDA Acceptance of Trial Design

We designed the current Phase III pivotal trial to confirm the results of our Phase II TACHFT-BMC trial which showed that a high dose (200 million) of bone marrow cells improved quality of life and functional capacity. The Phase III pivotal trial will serve as the basis for potential regulatory approval in the United States. The Phase III trial will exclude NYHA Class I patients and will include our CardiAMP potency assay and CardiAMP point of care cell processing platform, all of which we believe are improvements over our Phase II trial that should enhance the probability of regulatory approval. The primary endpoint will be superiority with respect to functional capacity as measured by the six minute walk test at one-year post-procedure. The inclusion criteria will include:

•	ages 21-90;

•	NYHA Class II or Class III heart failure classification;

•	chronic ischemic left ventricular dysfunction;

•	ejection fraction greater than or equal to 20% but less than or equal to 40%; and

•	a cell potency score greater than or equal to three as measured by the CardiAMP potency assay.

The Phase III pivotal trial is expected to enroll 250 patients at up to 40 centers in the United States and potentially Europe with a 3:2 randomization of patients to either treatment or sham control. In the sham control procedure, the clinician performs the entire therapy other than delivery of the CardiAMP cells. We anticipate enrolling the first patient in 2015 and obtaining top-line data in the second half of 2017.

CardiAMP Phase III pivotal trial design accepted by FDA Center for Biologics Evaluation and Research.

We believe the remaining clinical efficacy risk is modest in light of the Phase I and II data in hand, and broader literature which supports CardiAMP as a therapeutic candidate. CardiAMP has the potential to significantly benefit patients who have limited options, and provide a cost-effective therapy to help reduce the substantial heart failure hospitalization and care costs.

CardiAMP Phase II: TACHFT Study Design and TACHFT-BMC Results

In our co-sponsored Transendocardial Autologous Cells in Heart Failure Trial, patients with ischemic systolic heart failure were randomized on a one to one basis into two double-blind, placebo-controlled trials: TACHFT-BMC and TACHFT-MSC. The IND for the TACHFT trial was filed with the FDA Center for Biologics Evaluation and Research in 2008 by the University of Miami, the co-sponsor of the trial.

Study design of the Transendocardial Autologous Cells in Heart Failure Trial (TACHFT).

In the safety dose escalation roll-in cohort stage of the study, eight patients received treatment with either CardiAMP cells, or autologous bone marrow mesenchymal cells, or MSC, at dosages of 100 million or 200 million cells. In the randomized, placebo-controlled efficacy stage of the study, 29 patients received treatment with either CardiAMP cells or placebo and 30 patients received treatment with either MSCs or placebo. The mode of administration was 10 intramyocardial infusions per patient using our Helix biotherapeutic delivery system into the myocardium adjacent to and into the infarcted tissue. All subjects had ischemic systolic heart failure (NYHA Class I, II or III).

Treatment with either the CardiAMP cells or placebo was in addition to maximal optimized heart failure therapy. The study assessed the following clinical domains:

•	symptoms (NYHA Class and MLHF Questionnaire);

•	functional status (the six-minute walk test and peak maximum oxygen consumption);

•	left ventricular function/remodeling (EF and ESV); and

•	clinical outcomes.

Treatment with CardiAMP cells met the primary endpoint of safety, as defined by incidence of treatment emergent major adverse cardiac events, with a 0% rate. Secondary endpoints of functional capacity (as measured by six minute walk) and quality of life (as measured by MLHF Questionnaire) were statistically significant (p<0.05) as well as clinically significant. All of the secondary endpoints favored CardiAMP cells as compared to placebo, but some were not statistically significant. Results demonstrated improvement across multiple domains without significant worsening in any domain.

CardiAMP Phase II TACHFT-BMC Primary Safety Endpoint

Treatment with CardiAMP cells met the pre-specified primary safety endpoint of this clinical study with no patient in the CardiAMP cells study experiencing a treatment emergent serious adverse event, or TE-SAE, at 30 days post-treatment. Furthermore, no MACE, death or ectopic tissue formation was reported within 30 days of the injection procedure.

At one-year post-therapy, the incidence of any adverse event was 73.7% in the CardiAMP cells group compared to 80.0% in the placebo group. The incidence of serious adverse events at one-year was 31.6% for the CardiAMP cells group compared to 50.0% for the placebo group. One patient in the placebo group experienced a MACE but no deaths or ectopic tissue formation was reported in either group.

CardiAMP Phase II TACHFT-BMC Secondary Efficacy Endpoints

The table below presents pre-specified secondary outcome measures at 12 months along with p-values. One patient in the placebo group suffered a stroke at approximately four months, which resulted in no data being reported at 12 months. For this one placebo patient a six minute walk test value of 120 meters was imputed, instead of 0 meters, which has been imputed in other recent heart failure trials. Secondary endpoint outcome measures for that one placebo patient were also similarly imputed.

For the six minute walk test, the mean change for the CardiAMP cell group at 12 months was an increase of 14.3 meters compared to a decrease of 42.0 meters for the placebo group. The mean change between the CardiAMP cell group and the placebo group at 12 months of 56.3 meters was statistically significant with a p-value of 0.049.

CardiAMP Phase II TACHFT-BMC study pre-specified secondary efficacy endpoints showing change from baseline to one year in active patients treated with CardiAMP and placebo patients who only received a saline delivery. A p-value is a probability, ranging from 0 to 1, which indicates the likelihood that results of a study are different between treatment and control groups. The lower the p-value, the harder it would be to see the results by chance alone. In this trial, a p-value of less than 0.05 is statistically significant. If greater than 0.05 it is considered non-significant, or NS, statistically.

Secondary Efficacy Endpoints at 12 months	Active (Mean)	Placebo (Mean)	Treatment Difference	Favors CardiAMP	P-value
Six minute walk test (meters)	+14.3	-42.0	+56.3	✓	0.049
MLHF Questionnaire	-7.7	+9.7	-17.4	✓	0.038
Maximum oxygen use (mL/kg min)	+0.16	-0.870	+1.03	✓	0.321 NS
NYHA class	-0.42	-0.25	-0.17	✓	0.638 NS
LV end systolic volume (ml)	+3.2	+47.2	-44	✓	0.129 NS
LV end diastolic volume (ml)	+4.5	+51.2	-46.7	✓	0.149 NS
LV ejection fraction (%)	+0.97	-2.38	+3.35	✓	0.252 NS

Distance walked in six minutes (meters) versus time post-transendocardial stem-cell infusion (TESI) showing the CardiAMP cell group and the placebo group with a difference of 56.3 meters. The p-value of 0.049 shows that the clinically meaningful differences at 12 months are also statistically significant.

The percent of patients improving, showing no change or deteriorating at 12 months for the six minute walk test is presented below.

Percent of patients responding as measured by the six minute walk test showing the CardiAMP cell group and the placebo group.

Quality of life as measured by the Minnesota Living with Heart Failure, or MLHF, Questionnaire improved in the CardiAMP cell group compared to the placebo group at a level of statistical significance. MLHF scores are derived from a questionnaire that asks each patient to indicate, using a six-point scale (zero to five), how much each of 21 facets prevents the patient from living as desired. At 12 months, the CardiAMP cell group had a mean reduction in MLHF total score of 7.68 while the total score in the placebo group increased by 9.70. The mean change between CardiAMP cell and placebo groups at 12 months of 17.38 points was significant with a p-value of 0.038.

Quality of life as measured by the MLHF Questionnaire change from baseline at 12 month follow-up shown. P-value of 0.038 shows that these clinically meaningful differences are also statistically significant.

CardiAMP Phase I TABMMI Study Design and Results

In our TABMMI Phase I trial of CardiAMP cells, we enrolled 20 patients with previous evidence of having had a heart attack and who presented with a low ejection fraction of less than or equal to 40% and greater than or equal to 20%. Baseline evaluations included informed consent, history and physical examination, electrocardiogram, 24-hour Holter monitoring, echocardiography, routine blood tests and exercise tolerance testing. Reduced regional heart wall motion was coincident with the diseased coronary vessel in each patient.

A total of 20 patients with heart failure (NYHA Class I, II and III) each received three to ten transendocardial infusions of cells using our Helix biotherapeutic delivery system in an open-label dose-escalation two cohort trial. Dosage administration ranged from 30 million to 130 million autologous bone marrow derived mononuclear cells, with an average of 96 million cells.

Image of CardiAMP cells being delivered using Helix and Morph delivery products in a TABMMI patient. Wire rings show that patient has previously undergone open heart surgery. Lines denote the Morph vascular access system, the base of the Helix biotherapeutic delivery system which provides a line of contrast for clearly marking the inside boundary of the heart which the helical needle penetrates, and the site of delivery of CardiAMP cells at the distal tip of the Helix biotherapeutic delivery system.

Bone marrow cells delivered in TABMMI demonstrated an excellent safety profile in this heart failure population, with no treatment related toxicities observed. The 20 patients who received CardiAMP cells, demonstrated improvements from baseline to both six-month and 12-month follow-up across a number of parameters important in heart failure, including statistically and clinically significant improvements in left ventricular, or LV, function (ejection fraction). The following figures show results out to 24 months for all patients, and results out to five years for the first 10 patients treated.

The results of the study demonstrated statistically significant functional improvements in echocardiographic measured heart function at both six- and 12-months follow-up compared to baseline. A total of 12 adverse events were observed in six patients, although none were related to the investigational delivery or cell transplantation procedure. The complete results of the 20 patients at two-year follow-up have also been published.

CardiAMP Phase I TABMMI trial clinical results showing a measure of cardiac function (LVEF) improving over time in the overall 20 patient cohort. Results at 12 months are statistically significant (p<0.05).

CardiAMP Phase I TABMMI trial clinical results showing a measure of left ventricular function (end diastolic volume, or the amount of blood in the ventricles just before contraction) improving over time in the overall 20 patient cohort. Results are not statistically significant.

CardiAMP Phase I TABMMI trial clinical results showing exercise tolerance statistically improved in treated patients as compared to baseline. The results at 12 months are statistically significant (p=0.006).

The TABMMI cumulative survival data is shown below for the two sequential patient cohorts enrolled with the first 10 patients followed for five years and the second patient cohort followed for three years in this safety trial compared to historical controls.

CardiAMP Phase I TABMMI trial clinical results showing patient survival over time in the first cohort of 10 patients and the overall cohort of 20 patients versus historical controls. This data was the first data to support that bone marrow mononuclear cells could reduce mortality for patients with heart failure without evidence of active ischemia.

CardiAMP Cells Preclinical Experience

Extensive preclinical data with bone marrow mononuclear cells and media in which they have been incubated in animal models of heart disease have shown compelling results.

Rats treated with media from cells showed reduced fibrotic scar at 28 days, increased microvascular density in central infarct and border zones, and demonstrated enhanced cardiac function.

Swine studies have shown that there is a dose responsive relationship, with higher doses of bone marrow mononuclear cells resulting in reduced fibrosis and increased microvascular change in infarcted myocardium 60 days after treatment. The highest dose tested in this series of 200 million cells, with >20 million cells per segment, resulted in the highest capillary density and the least fibrosis. This is the dosage delivered in the CardiAMP Phase II trial, and to be delivered in the Phase III pivotal trial.

CardiALLO Cell Therapy System for Ischemic Systolic Heart Failure

CardiALLO uses culture expanded allogeneic bone marrow derived MSCs for the treatment of ischemic systolic heart failure. We believe this therapy presents the advantages of an “off the shelf” therapy that does not require tissue harvesting or cell processing. Collaborations with corporate and academic partners led to our co-sponsored TACHFT-MSC Phase II and POSEIDON Phase I/II trials, which inform and support our clinical efforts for CardiALLO. We are developing an optimized formulation and dosage strategy of CardiALLO cells for a planned Phase II trial which we plan to initiate after we complete enrollment in the CardiAMP Phase III pivotal trial.

CardiALLO will require more extensive clinical development than CardiAMP, beginning with a Phase II trial to confirm the results with the modified cell culture and dosage strategy. We intend to begin enrolling the CardiALLO trial after the CardiAMP trial completes enrollment. In the United States, CardiALLO will be regulated by the FDA as a biologic combination product with our Helix biotherapeutic delivery system.

CardiALLO Clinical Overview

We expect to confirm the efficacy of MSCs in our target patient population in a Phase II randomized controlled study. We expect the CardiALLO Phase II trial to enroll 100 patients with control, low dose and high dose groups using the Helix biotherapeutic delivery system and the same inclusion criteria as the CardiAMP Phase III pivotal trial. We have an agreement with an established academic institution to culture and supply the MSC cells for CardiALLO clinical development.

Previous Clinical Trial Experience

We have co-sponsored two completed clinical trials for MSCs for the treatment of ischemic systolic heart failure. In substantially similar trial designs, the POSEIDON Phase I/II trial compared autologous MSCs to allogeneic MSCs, and the TACHFT-MSC Phase II trial compared autologous MSCs to placebo. The two trials shared common arms of autologous MSCs, enabling a bridge to placebo, leading us to conclude that allogeneic MSC therapy is superior to placebo. The IND for the TACHFT trial was filed with the FDA Center for Biologics Evaluation and Research in 2008 by the University of Miami, our co-sponsor for the trial. The POSEIDON trial was submitted by amendment under the same IND filed for the TACHFT study, and was co-sponsored by the University of Miami, the National Institutes of Health and us. The results from both of these studies can be submitted to the FDA in support of an IND for CardiALLO.

POSEIDON Phase I/II trial design comparing allogeneic and autologous MSC at three dosages.

The POSEIDON Phase I/II trial compared autologous to allogeneic mesenchymal stem cells. The study treated a total of 30 ischemic systolic heart failure patients with previous heart attack and a left ventricular ejection fraction of ≤50%. Patients were randomized one to one to allogeneic versus autologous cell-based therapy. The MSCs were delivered in a dose escalation of 20 million, 100 million and 200 million cells intramyocardially at 10 sites using our Helix biotherapeutic delivery system. Outcomes included 30-day post-therapy incidence of predefined treatment-emergent serious adverse events, or SAEs. Efficacy assessments included:

•	symptoms (NYHA Class and MLHF Questionnaire);

•	functional status (the six minute walk test and peak maximum oxygen consumption);

•	left ventricular function/remodeling (EF, ESV, infarct size, early enhancement defect and sphericity index); and

•	clinical outcomes.

Autologous and allogeneic MSCs were both associated with low rates of treatment-emergent SAEs, including immunologic reactions. In aggregate, MSC injection favorably affected patient functional capacity, quality of life and ventricular remodeling.

Relative to baseline, autologous and allogeneic MSC therapy was associated with an improvement in the six minute walk test and the MLHF Questionnaire, although the improvements from only the autologous MSC therapy were statistically significant. Allogeneic MSCs did not stimulate significant donor-specific autoimmune reactions. The results of the trials are set forth below:

Tabulated results from the POSEIDON Phase I/II Trial. NS means not significant.

CardiALLO Cells Preclinical Experience

Preclinical work with expanded MSCs in swine has been performed with studies still ongoing today by our collaborators. Early studies showed cells could be efficiently delivered and tracked in the heart using iron oxide incubation techniques with magnetic resonance imaging. Immunohistochemistry stains also detailed that cells could be identified in the hearts after delivery. Randomized swine studies demonstrated that bone marrow derived mesenchymal stem cells, could be safely injected by using our Helix biotherapeutic delivery system three days after myocardial infarction. Cellular transplantation resulted in long-term engraftment, reduction in scar formation and near-normalization of cardiac function. As an additional finding, transplanted cells derived from an allogeneic donor were not rejected by the recipient, a major practical advance for the potential widespread application of this therapy. Together, these findings demonstrated that the direct injection of cellular grafts into damaged myocardium is safe and effective in the peri-infarct period.

Helix Biotherapeutic Delivery System

We believe the Helix biotherapeutic delivery system is the safest, easiest to use and most efficient biotherapeutic delivery platform for cardiac indications. Published data indicates that Helix has a best in class safety profile, reporting 0% mortality and only one treatment emergent major adverse cardiac event, or MACE, in more than 260 clinical procedures to date. This supports our belief that Helix has the lowest MACE rate (includes, stroke, myocardial infarction, cardiac perforation, aortic dissection, death) among biotherapeutic delivery modalities, and is similar to routine coronary angioplasty with respect to safety. Safety is essential to the development of new therapies for approval and reimbursement, as well as for encouraging physician and patient acceptance. The Helix biotherapeutic delivery system is designed to be used in any catheterization laboratory in the world without the need for additional capital equipment.

The Helix biotherapeutic delivery system enters the chamber of the heart and delivers agents into the myocardium through a hollow helical needle that is stable in the beating heart. This enables targeted delivery adjacent to infarct and ischemic zones.

We believe our data shows that using Helix for the delivery of CardiAMP results in approximately 18-times more cells retained in the heart after delivery than infusing cells into the coronary artery and 3.5-times more than direct surgical delivery, which is an open-chest procedure using a straight needle. The greater cell retention enables us to deliver a much higher effective dosage than any other delivery system using the same starting dosage form. These results are consistent for other therapeutic agents based on data generated by our collaborators. We believe the enhanced efficiency of delivery is enabled by the longer helical pathway into the heart tissue that is self-sealing during a cardiac contraction. We believe that the previously-considered gold standard of direct surgical delivery is inferior because injectate is partially expelled from the heart during contraction. The Helix biotherapeutic delivery system also enables cells to be targeted to regions of interest adjacent to the infarct zone and even to regions in the septum of the heart, which are not possible with either intracoronary artery infusion or direct surgical delivery.

The Helix biotherapeutic delivery system is CE marked for commercial use in Europe and is under investigational use in the United States as part of the CardiAMP and CardiALLO therapy development programs. We expect Helix to be approved in the United States as part of the CardiAMP therapy.

We also supply our Helix biotherapeutic delivery system to corporate partners and academic programs. These programs provide additional data, intellectual property rights and opportunities to participate in the development of combination products for the treatment of cardiac diseases. This system is also in use in partnered preclinical and clinical development programs as noted below.

Partners using the Helix biotherapeutic delivery system in clinical development programs.

Partner	Biotherapeutic	Target Indication	Stage of Development
Juventas Therapeutics	JVS-100 Plasmid Gene Therapy	Heart failure	Phase II results presented at 4 month follow up
CellProthera	Cell-based therapy derived from peripheral blood	Subacute myocardial infarction	Phase II starting
University of Miami	Cell-based therapy derived from bone marrow	Heart failure	Phase II ongoing
University of Milan	Cell-based therapy derived from bone marrow	Heart failure	Phase I ongoing

Morph Vascular Access Products

We initially developed the Morph products for use as a part of the Helix biotherapeutic delivery system. Physicians began requesting variations on the products to enable complex procedures not involving the Helix. Currently there are six Morph product family model numbers available commercially in the United States with a 510(k) clearance and three in Europe under CE mark. We believe that the Morph products have been valued access tools for difficult interventional procedures. Physicians have used Morph products in more than 10,000 clinical procedures to date in patients a few months old to 96 years of age. See “ — Government Regulation — U.S. Premarket Clearance and Approval Requirements for Medical Devices” for a description of the 510(k) clearance process.

Manufacturing

The CardiAMP cell processing platform is manufactured for us by our partner Biomet Biologics. The CardiALLO cells are manufactured under contract by our academic collaborator for clinical and preclinical development purposes. We currently manufacture our Helix biotherapeutic delivery system and Morph vascular access products in our San Carlos, California facility using components we source from third party suppliers. The last FDA inspection of our facility in 2013 issued no observations under form 483s. Our last inspection by our European notified body in January 2015 reported no major observations.

Sales and Marketing

Our sales and marketing strategy is to market CardiAMP and CardiALLO, if approved by the FDA, for potential heart failure indications using a dedicated direct sales model focused on selected cardiologists and heart failure specialists. These physicians are typically affiliated with leading hospitals and medical centers and we believe that they tend to have well-established referral networks of interventional cardiologists and cardiac catheterization laboratories. We believe they represent a concentrated customer base suitable to a specialist care sales model. We believe that CardiAMP and CardiALLO will be adopted first by leading cardiologists and heart failure specialists at high-volume U.S. hospitals and medical centers, and progressively by a broader segment of the market. Cardiologists, heart failure specialists, and interventional cardiologists, have a history of early adoption of innovative products and technologies, in part because the rate of innovation in this sector has been sustained, and in part because of the large unmet medical needs of heart failure patients.

Competition

The biotechnology and pharmaceutical industries in which we operate are subject to rapid change and are characterized by intense competition to develop new technologies and proprietary products. We face potential competition from many different sources, including larger and better-funded companies. While we believe that CardiAMP’s unique strategy provides us with competitive advantages, particularly given that CardiAMP is designed to be administered in a safe and short procedure, we have identified several companies which are active in the advancement of cell-based and gene-based therapy products in the heart failure arena as of the date of this prospectus. Not only must we compete with other companies that are focused on cell-based therapy treatments, any products that we may commercialize will have to compete with existing therapies and new therapies that may become available in the future.

Some of the companies developing cell-based and gene-based therapies for cardiac indications include CapriCor, Cardio3 BioSciences, Celladon, CellProthera, Juventas Therapeutics, Mesoblast and Vericel, some of which are in the clinical stages of development with their product candidates.

However, these competitors all require delivery platforms for their own therapeutic programs. As a result, we have entered into agreements to provide our biotherapeutic delivery system to CellProthera, Juventas Therapeutics and two academic programs, which are all in clinical development today. We have also entered into agreements to provide our delivery platforms to other corporate and academic institutions.

Intellectual Property

We strive to protect and enhance the proprietary technologies that we believe are important to our business, and seek to obtain and maintain patents for any patentable aspects of our therapeutic candidates or products, including our companion diagnostic, their methods of use and any other inventions that are important to the development of our business. Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, maintain our licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the fields targeted by our therapeutic candidates.

We have a large patent portfolio of issued and pending claims covering methods of use for CardiAMP, CardiALLO, Helix and Morph as well as design and elements of our manufacturing processes. As of March 2015, we had developed or secured rights to over 20 patent families that included exclusive rights to 71 U.S. patents with issued or patent pending applications. We have sole ownership of the patents that we consider to be material, other than the patents that we license exclusively from Biomet Biologics, LLC. We have also pursued international protection for some of these U.S. patents where appropriate. Our issued U.S. patents expire between 2017 and 2031, without taking into consideration patent term extension. We maintain trade secrets covering a significant body of know-how and proprietary information related to our core therapeutic candidates, biotherapeutic delivery systems and technologies. As a result, we believe our intellectual property position provides us with substantial competitive advantages for the commercial development of novel therapeutics for cardiovascular diseases.

U.S. Regulatory Protection for CardiAMP and CardiALLO

In addition to patent and trade secret protection, we expect to receive a 12-year period of regulatory exclusivity from the FDA upon approval of CardiAMP and CardiALLO pursuant to the Biologics Price Competition and Innovation Act. The exclusivity period, if granted, will run from the time of FDA approval. This exclusivity period, if granted, will supplement the intellectual property protection discussed above, providing an additional barrier to entry for any competitor seeking approval for a bio-similar version of the CardiAMP or CardiALLO cell therapy systems.

In addition, it is possible to extend the patent term of one patent covering CardiAMP and CardiALLO following FDA approval. This patent term extension, or PTE, is intended to compensate a patent owner for the loss of patent term during the FDA approval process. If eligible, we may use a PTE to extend the term of one of the patents discussed above beyond the expected expiration date.

Trademarks

We have registered our name, logo and the trademarks “BioCardia,” “CardiAMP,” “CardiALLO,” and “Morph” in the United States. We have registered the trademarks “CardiAMP” and “CardiALLO” for use in connection with a biological product, namely, a cell-based therapy product composed of bone marrow derived cells for medical use. We also have rights to use the “Helix” trademark in the United States. We have registered Morph for use in connection with steerable vascular access technology. We intend to pursue additional registrations in markets outside the United States where we plan to sell our therapies and products.

Patent Term

The term of individual patents and patent applications listed in previous sections will depend upon the legal term of the patents in the countries in which they are obtained. In most countries, the patent term is 20 years from the date of filing of the patent application (or parent application, if applicable). For example, if an international Patent Cooperation Treaty, or PCT, application is filed, any patent issuing from the PCT application in a specific country expires 20 years from the filing date of the PCT application. In the United States, however, if a patent was in force on June 8, 1995, or issued on an application that was filed before June 8, 1995, that patent will have a term that is the greater of 20 years from the filing date, or 17 years from the date of issue.

Under the Hatch-Waxman Act, the term of a patent that covers an FDA-approved drug, biological product may also be eligible for PTE. PTE permits restoration of a portion of the patent term of a U.S. patent as compensation for the patent term lost during product development and the FDA regulatory review process if approval of the application for the product is the first permitted commercial marketing of a drug or biological product containing the active ingredient. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. The Hatch-Waxman Act permits a PTE for only one patent applicable to an approved drug, and the maximum period of restoration is five years beyond the expiration of the patent. A PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and a patent can only be extended once, and thus, even if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions may be available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a BLA, we expect to apply for PTEs for patents covering our therapeutic candidates and products and their methods of use. For additional information on PTE, see “Government Regulation.”

Proprietary Rights and Processes

We may rely, in some circumstances, on proprietary technology and processes (including trade secrets) to protect our technology. However, these can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our proprietary technology and processes may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors, contractors, or any future collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For this and more comprehensive risks related to our proprietary technology and processes, please see “Risk Factors—Risks Related to our Intellectual Property.”

License Agreement with Biomet Biologics, LLC

In October 2012, we entered into a license and distribution agreement with Biomet Biologics, LLC under which we obtained an exclusive, nontransferable, worldwide distribution right, patent license and trademark license to a point of care cell processing platform. Under the terms of the agreement, we are obligated to pay a royalty based on the price of the disposables in the CardiAMP cell processing platform for the duration of the agreement . We expect the royalty payments to Biomet Biologics, LLC for the licensed product to amount to a low or mid-single digit percentage of the expected price that we will charge for CardiAMP. The agreement has a term of 10 years or the time the last patent pursuant to the agreement expires, whichever is later. The agreement may be terminated by Biomet Biologics, LLC for a failure by us to meet any milestone requirements, including minimum purchase requirements, as well as by either party upon 30 days prior written notice in the event of a breach of any material term by the other party. We have the right to terminate the agreement upon 90 days prior written notice in the event the safety, efficacy or comparative effectiveness of the product is insufficient to meet our commercial needs.

Technology Access Program for Biotherapeutic Delivery Systems

Our preclinical work with partners and collaborators generally takes place under arrangements where we secure access to data, reports, and a non-exclusive license to delivery technology improvement inventions. To date, we have entered into such agreements with Juventas Therapeutics, CellProthera, and a number of universities and public and private companies.

Clinical Research Agreements for Biotherapeutic Delivery Systems

Our clinical work with partners generally takes place under arrangements where we secure access to data, reports, and a non-exclusive license to technology improvement inventions. To date, we have entered into such agreements with Juventas Therapeutics and CellProthera. Financial terms of each agreement are anticipated to cover our costs and provide modest milestone payments. We hope to generate sales if any of our partners are successful with commercializing their products with our delivery platform.

Government Regulation

Biological products, including cell-based therapy products, and medical devices are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, and the Public Health Service Act, or PHS Act, and other federal, state, local and foreign statutes and regulations. Both the FD&C Act and the PHS Act and their corresponding regulations govern, among other things, the testing, manufacturing, safety, purity, potency, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products. FDA acceptance must be obtained before clinical testing of an investigational biological and medical device begins, and each clinical trial protocol for a cell-based therapy product is submitted to and reviewed by the FDA. FDA approval must be obtained before marketing of biological and/or medical devices. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals on a timely basis, or at all. To date, the FDA has never approved for commercial sale a cell-based therapy product intended to treat the heart.

Within the FDA, the Center for Biologics Evaluation and Research, or CBER, regulates cell-based therapy products. For products that use medical devices, including diagnostics, to deliver cell therapies, CBER works closely with the FDA’s Center for Devices and Radiological Health, or CDRH.

U.S. Biological Product Development Process

Our CardiALLO therapeutic candidate will be regulated in the United States as a biological product. The process required by the FDA before a biological product may be tested and marketed in the United States generally involves the following:

•	completion of nonclinical laboratory tests and animal studies according to good laboratory practices, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent Institutional Review Board, or IRB, or ethics committee at each clinical site before the trial begins;

•	performance of adequate and well-controlled human clinical trials according to the FDA’s regulations, commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research subjects and their health information, to establish the safety, purity and potency of the proposed biological product for its intended use;

•	Preparation of and submission to the FDA of a biologics license application, or BLA, for marketing approval, after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with GMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices, or GTPs, for the use of human cellular and tissue products;

•	potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA for particular indications for use in the United States, which must be updated annually when significant changes are made.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our therapeutic candidates or product candidates will be granted on a timely basis, if at all. Before testing any biological product candidate, including a cell-based therapy product, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Clinical trials also must be reviewed by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase I. The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients with the disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses and, if possible, to gain early evidence on effectiveness.

•	Phase II. The biological product is evaluated in a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule. Multiple Phase II clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase III clinical trials.

•	Phase III. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites, to provide statistically significant evidence of clinical efficacy and to further test for safety. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product approval and labeling.

Post-approval clinical trials, sometimes referred to as Phase IV clinical trials, may be required by the FDA or voluntarily conducted after initial marketing approval to gain more information about the product, including long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, the NIH and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated gene therapy trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Human cell-based therapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of human cell-based therapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

Concurrently with clinical trials, companies usually complete additional animal studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with GMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

After the successful completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The FDA may grant deferrals for submission of data or full or partial waivers. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for biological products and an annual establishment fee on facilities used to manufacture prescription biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with GMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure GMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase IV clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved therapies and products that have been commercialized.

The FDA has agreed to certain review goals under PDUFA, and aims to complete its review of 90% of standard BLAs within ten months from filing and 90% of priority BLAs within six months from filing. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests, or the BLA sponsor otherwise provides, additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Fast Track Designation, Accelerated Approval, Priority Review and Breakthrough Therapy Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biological product may request the FDA to designate the drug or biological product as a Fast Track product at any time during the clinical development of the product. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Other types of FDA programs intended to expedite development and review, such as priority review, accelerated approval and Breakthrough Therapy designation, also exist. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

A product may also be eligible for receipt of a Breakthrough Therapy designation. The Breakthrough Therapy designation is intended to expedite the FDA’s review of a potential new drug for serious or life-threatening diseases where “preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.” The designation of a drug as a Breakthrough Therapy provides the same benefits as are available under the Fast Track program, as well as intensive FDA guidance on the product’s development program. Where appropriate, we intend to utilize regulatory programs that can help expedite our product development and commercialization efforts. However, Fast Track designation, priority review, accelerated approval and Breakthrough Therapy designation do not change the standards for approval, but may expedite the development or approval process.

Post-Approval Requirements

Maintaining substantial compliance with applicable federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to GMP. We will rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of any products that we may commercialize. Manufacturers of our products are required to comply with applicable requirements in the GMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products include reporting of GMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biological products.

We also must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical hold, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with GMPs and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain GMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

U.S. Premarket Clearance and Approval Requirements for Medical Devices

Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior premarket notification, or 510(k) clearance, or prior approval of a PMA application from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose low to moderate risk are placed in either class I or II, which, absent an exemption, requires the manufacturer to file with the FDA a 510(k) submission requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low-risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or certain implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring approval of a PMA application.

Regulation of CardiAMP through the PMA Pathway

Combination products are therapeutic and diagnostic products that combine drugs, devices, and/or biological products. Because combination products involve components that would normally be regulated under different types of regulatory authorities, and frequently by different centers of the FDA, they raise challenging regulatory, policy, and review management challenges. Differences in regulatory pathways for each component of the product can impact the regulatory processes for all aspects of product development and management, including preclinical testing, clinical investigation, marketing applications, manufacturing and quality control, adverse event reporting, promotion and advertising, and post-approval modifications.

A combination product is assigned to an FDA Agency Center or alternative organizational component that will have primary jurisdiction for its premarket review and regulation. For gene-based therapy and related products, the FDA established the Office of Cellular, Tissue and Gene Therapies within CBER to consolidate the review of such products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. In our case, CardiAMP involves minimal manipulation of cells within the procedure room, enabling it to be the first cardiac cell-based therapy that CBER has indicated it will regulate through the PMA pathway. Because CardiAMP will be approved through the PMA pathway, it is expected to only require a single pivotal clinical trial as opposed to two pivotal clinical trials generally required for approval of biologics.

PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the cell-based therapy. After a PMA application is deemed complete, the FDA will accept the application for filing and begin an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA application is required by statute to take between six to ten months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution, collection of long-term follow-up data from patients in the clinical trial that supported approval, or new post-approval studies. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. PMA supplements are required for modifications that could affect device safety or effectiveness, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as an original PMA application, except that the supplement is limited to information needed to support any changes to the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

A clinical trial is almost always required to support a PMA application. We expect that CardiAMP will require a single pivotal trial for PMA approval. In the United States, absent certain limited exceptions, human clinical trials intended to support product clearance or approval require an Investigational Device Exemption application, or IDE, which the FDA reviews. Some types of trials deemed to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by FDA regulations, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory trial results, showing that it is safe to evaluate the device in humans and that the trial protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the responsible institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to unacceptable health risks that outweigh the benefits of participation in the trial. During a trial, we are required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion or commercialization of investigational devices or making safety or efficacy claims for them, among other things. We are also responsible for the appropriate labeling and distribution of investigational devices. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. The investigators must also obtain patient informed consent, rigorously follow the investigational plan and trial protocol, control the disposition of investigational devices and comply with all reporting and recordkeeping requirements, among other things. The FDA’s grant of permission to proceed with clinical trials does not constitute a binding commitment that the FDA will consider the trial design adequate to support marketing clearance or approval. In addition, there can be no assurance that the data generated during a clinical trial will meet the chosen study endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval. Similarly, in Europe, the clinical trial must be approved by the local ethics committee and in some cases, including trials of high-risk devices, by the Ministry of Health in the applicable country.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Failure by us or our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions and related consequences including, but not limited to:

•	adverse publicity, untitled letters or warning letters;

•	fines, injunctions, consent decrees and civil penalties;

•	recall, detention or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal of or delay in granting our requests for 510(k) clearance or premarket approval of new products or modified products;

•	withdrawing 510(k) clearance or premarket approvals that are already granted;

•	refusal to grant export approval for our products;

•	criminal prosecution; and

•	unanticipated expenditures to address or defend such actions.

Because elements of the broader CardiAMP therapy are already approved or cleared and manufactured for commercial use, we believe regulatory approval risks are primarily those of clinical efficacy.

Regulation of Companion Diagnostics

Companion diagnostics are subject to regulation by the FDA, the EMA and other foreign regulatory authorities as medical devices and require separate regulatory clearance or approval prior to commercial use. We anticipate that the CardiAMP potency assay will require approval under a PMA submitted to the CDRH prior to commercialization. We and our third-party collaborators who may develop our companion diagnostics will work cooperatively to generate the data required for submission with the PMA application, and will remain in close contact with the CDRH to ensure that any changes in requirements are incorporated into the development plans. We further anticipate that regulatory approval of the CardiAMP potency assay will be a prerequisite to our ability to market CardiAMP. Representatives of CDRH have participated in our meetings with CBER regarding CardiAMP to discuss the potential use of the CardiAMP potency assay, and we anticipate that future meetings will include representatives from both CBER and CDRH to ensure that the PMA submissions (for CardiAMP and the CardiAMP potency assay) are coordinated and subject to parallel review by these respective FDA centers. Accordingly, our objective is to align the development programs such that the CardiAMP potency assay will be developed and approved contemporaneously with CardiAMP.

In the United States, companion diagnostic tests used in conjunction with drug or biological products are classified as medical devices under the FD&C Act. We anticipate that our CardiAMP potency assay we are developing in conjunction with our CardiAMP therapeutic candidate will be subject to the PMA approval process.

On July 14, 2011, the FDA issued for comment a draft guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the draft guidance, for novel products such as CardiAMP, the PMA for a companion diagnostic device should be developed and approved contemporaneously with the biological product. While this draft guidance is not yet finalized, we believe our programs for the development of the CardiAMP potency assay are consistent with the draft guidance as proposed.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government healthcare programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our therapeutic candidates or a decision by a third-party payor to not cover our therapeutic candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

Affordable Care Act

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

•	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, the Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents from 15.1% of average manufacturer price (AMP) to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010. Per a ruling by the U.S. Supreme Court in 2012, states have the option to expand their Medicaid programs which in turn expands the population eligible for Medicaid drug benefits. The Centers for Medicare & Medicaid Services, or CMS, has proposed to expand Medicaid rebate liability to the territories of the United States as well. In addition, the Affordable Care Act provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.

•	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, the Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In July 2013, the Health Resources and Services Administration (HRSA) issued a final rule allowing the newly eligible entities to access discounted orphan drugs if used for non-orphan indications. While the final rule was vacated by a federal court ruling, HRSA has stated it will continue to allow discounts for orphan drugs when used for any indication other than for orphan indications. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

•	Effective in 2011, the Affordable Care Act imposed a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).

•	Effective in 2011, the Affordable Care Act imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•	The Affordable Care Act required pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any ownership or investment interests held by physicians and their immediate family members. Manufacturers were required to begin tracking this information in 2013 and to report this information to CMS by March 2014.

As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Act to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval for any of our product candidates, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sale, marketing and education programs. In addition, we may be subject to patient privacy regulations by both the federal government and the states in which we conduct our business. The laws may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	the federal transparency laws, including the federal Physician Payment Sunshine Act, that requires drug manufacturers to disclose payments and other transfers of value provided to physicians and teaching hospitals and ownership and investment interest held by such physicians and their immediate family members;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•	State law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our future business activities could be subject to challenge under one or more of such laws. In addition, the Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and certain criminal healthcare fraud statutes. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims laws or the civil monetary penalties statute.

We are also subject to the Foreign Corrupt Practices Act, or FCPA, which prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business.

Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, and others may be ineffective, and violations of the FCPA and similar state laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and results of operations.

If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, exclusion from participation in government healthcare programs, such as Medicare and Medicaid and imprisonment, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operation.

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Government Regulation Outside the United States

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Whether or not we obtain FDA approval or clearance for a product, we must obtain the requisite approvals or clearances from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the PMA or IND prior to the commencement of human clinical trials. In Europe, for example, a Clinical Trial Authorization, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and the IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational biological product under European regulatory systems, we must submit a marketing authorization application. The application used to file the PMAs for CardiAMP and BLA for CardiALLO in the United States are similar to that required in Europe, with the exception of, among other things, country-specific document requirements. Europe also provides opportunities for market exclusivity. For example, in Europe, upon receiving marketing authorization, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in Europe from referencing the innovator’s data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by Europe’s regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•	the applicant consents to a second orphan medicinal product application; or

•	the applicant cannot supply enough orphan medicinal product.

For other countries outside of Europe, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

In Europe, we expect both CardiAMP and CardiALLO to be regulated as advanced therapy medicinal products, or ATMPs. To provide for a common framework for the marketing of ATMPs, Regulation (EC) No 1394/2007 of the European Parliament and of the Council on advanced therapy medicinal products, orATMP Regulation, was adopted in 2007. The ATMP Regulation was designed to ensure a high level of human health protection as well as the free movement of ATMPs in Europe. The cornerstone of the Regulation is that a marketing authorization must be obtained prior to the marketing of ATMPs. In turn, the marketing authorization can only be granted if, after a scientific assessment of the quality, efficacy and safety profile, it is demonstrated that the benefits outweigh the risks. The application for a marketing authorization must be submitted to the EMA and the final decision is taken by the Commission. This procedure ensures that these products are assessed by a specialized body (the Committee for Advanced Therapies, or CAT) and that the marketing authorization is valid in all the European Union Member States.

The ATMP Regulation empowered the EMA to make scientific recommendations as to whether a given product should be considered an ATMP (hereinafter “classifications”). Additionally, it provided for a new instrument, the so-called certification procedure, designed as an incentive for small and medium sized enterprises, or SMEs, that were involved in the first stages of the development of ATMPs but lacked the resources to conduct clinical trials. Specifically, the certification that the quality and preclinical aspects of the development are in conformity with the relevant regulatory requirements was expected to help SMEs attract capital and to facilitate the transfer of research activities to entities with the capacity to market medicinal products.

The ATMP Regulation builds on the procedures, concepts, and requirements designed for chemical-based medicinal products. However, ATMPs present very different characteristics. Additionally, in contrast to chemical-based medicinal products, research in advanced therapies is -for the most part- conducted by academia, non-for-profit organizations, and SMEs, which only have limited financial resources and often lack exposure to the regulatory system that governs medicines.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

The advertising and promotion of our products in the EEA is subject to the provisions of the Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the EEA countries governing the advertising and promotion of medical devices. The European Commission has submitted a Proposal for a Regulation of the European Parliament and the Council on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009, to replace, inter alia, Directive 93/42/EEC and to amend regulations regarding medical devices in the European Union, which could result in changes in the regulatory requirements for medical devices in Europe. In Germany, the advertising and promotion of our products can also be subject to restrictions provided by the German Act Against Unfair Competition (Gesetz

gegen den unlauteren Wettbewerb) and the law on the advertising of medicines (Heilmittelwerbegesetz), criminal law, and some codices of conduct with regard to medical products and medical devices among others. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. In order to market our products outside the United States, we must obtain regulatory approvals or CE Certificates of Conformity and comply with extensive safety and quality regulations. The time required to obtain approval by a foreign country or to obtain a CE Certificate of Conformity may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. In the EEA, we are required to obtain Certificates of Conformity before drawing up an EC Declaration of Conformity and affixing the CE Mark of conformity to our medical devices. Many other countries accept CE Certificates of Conformity or FDA clearance or approval although others, such as Brazil, Canada and Japan require separate regulatory filings.

Employees

As of March 31, 2015 we had 30 full-time employees, consisting of clinical development, regulatory, research, manufacturing, quality, finance, administration, business development and sales personnel. We also regularly use independent contractors across the organization to augment our regular staff. None of our employees are covered by collective bargaining agreements and we consider relations with our employees to be good. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

Properties

Our principal executive office is located at 125 Shoreway Road, Suite B, San Carlos, CA 94070 in a facility we lease encompassing 13,718 square feet of office, lab, and manufacturing space. The lease for this facility expires in December 2016, with an option to extend through December 2019.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth the names, ages and positions of our executive officers, directors and key employees as of March 31, 2015:

Name	Age	Position
Peter Altman, Ph.D.	48	President, Chief Executive Officer and Director
Gary Titus	55	Chief Financial Officer
Michael Kolber	60	Vice President, Clinical and Regulatory Affairs
Bill Gore	61	Vice President, Sales and Commercial Development
Phil Pesta	49	Vice President, Operations
Brian McCollum	46	Vice President, Quality Assurance
Jay M. Moyes(1)(2)	61	Director
Thomas Quertermous, M.D.(1)(3)	62	Director
Simon H. Stertzer, M.D.(2)(3)	79	Chairman of the Board
Allan R. Tessler(1)	78	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Peter Altman, Ph.D. has served as our President and Chief Executive Officer since 2002, where he has global responsibility for the development, manufacture and marketing of our therapeutic candidates and products. He was founding Chief Executive Officer from 1999 to 2003 and board member of CareDx, a developer of a gene based diagnostics to be used in chronic inflammatory diseases, including cardiac transplantation, coronary artery disease and systemic lupus erythematosus. He was also founding Chief Executive Officer for Lumen Therapeutics from 2004 to 2005, an early-stage pharmaceutical company. He received his Ph.D. in Bioengineering/Pharmaceutical Chemistry from the University of California, San Francisco and University of California, Berkeley, his Management of Technology certificate from the Walter A. Haas School of Business at the University of California, Berkeley, and both his Master of Science and Bachelor of Science in Mechanical Engineering from the Columbia University School of Engineering and Applied Sciences. Dr. Altman has been elected Fellow of the American Heart Association. He has over 27 years of experience in life science research and product development, is named inventor in 40 U.S. patents, and has authored 38 scientific publications in cardiology, ophthalmology and spine.

We believe that Dr. Altman possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the biotechnology, medical device and diagnostic industries and the operational insight and expertise he has accumulated as our President and Chief Executive Officer.

Gary Titus has served as our Chief Financial Officer since May 2014. Mr. Titus has more than 20 years of business experience in the healthcare and biopharmaceutical industries, primarily in senior financial management roles. Mr. Titus also currently serves as a board member and Audit Committee Chairperson at Immunocellular Therapeutics, a publicly traded biotechnology company (NYSE MKT: IMUC). From December 2008 to May 2013, Mr. Titus served as Senior Vice President and Chief Financial Officer at SciClone Pharmaceuticals, a commercial stage pharmaceutical company focused on the Asian markets. From September 2006 to September 2008, Mr. Titus served as Senior Vice President of Finance and Chief Financial Officer at Kosan Biosciences, which was acquired by Bristol-Meyers Squibb, a transaction in which Mr. Titus played a significant role. Previously, Mr. Titus was Chief Financial Officer and Vice President at Nuvelo. Earlier in his career, Mr. Titus held a variety of positions with increasing management responsibilities at other companies, including Metabolex, Intrabiotics Pharmaceuticals and Johnson & Johnson’s healthcare division LifeScan. Mr. Titus earned a Bachelor of Science degree in Accounting from the University of South Florida and a Bachelor of Science degree in Finance from the University of Florida and is a Certified Public Accountant. He also completed the Global BioExecutive Program at University of California, Berkeley’s Haas School of Business and is a member of several professional organizations.

Michael Kolber has served as our Vice President, Clinical and Regulatory Affairs since August 2013. Mr. Kolber has over 20 years experience in life sciences product development. From 2003 to 2012, he was Vice President of Regulatory Affairs and Quality Assurance at Paracor Medical, a developer of a surgical approach for treating heart failure. Mr. Kolber also previously served as Vice President, Clinical Affairs, Regulatory Affairs and Quality Assurance at Appriva Medical (acquired by ev3). Prior to this, he was Vice President, Regulatory Affairs and Quality Assurance at Prograft Medical (acquired by W.L. Gore). Mr. Kolber holds a Bachelor of Science in Zoology from San Diego State University, a Master of Public Health degree from the University of California, Los Angeles and a Master of Business Administration from Saint Mary’s College of California.

Bill Gore has served as our Vice President, Sales and Commercial Development since January 2012. He has over 22 years of senior sales management experience, all with healthcare companies. These companies were both large corporations and smaller start-ups. Most recently as Vice President, Sales with Ostial Solutions, Mr. Gore led the sales and marketing efforts from June 2008 until Merit Medical purchased the company in late 2011. He was Vice President, Sales at Biocept, a company that specializes in the early detection of chromosome abnormalities and cancer cells, Worldwide Director of Sales at Micrus Endovascular, a neurological intervention company acquired by Johnson & Johnson and Director, Sales with Arterial Vascular Engineering, a coronary stent company acquired by Medtronic. Mr. Gore holds a Bachelor of Science Degree in Psychology from John Carroll University.

Phil Pesta has served as our Vice President, Operations since July 2011. Mr. Pesta has more than 19 years of experience in the medical device industry, primarily in manufacturing and operations roles. Before joining our company, Mr. Pesta served as Project Manager at Boston Scientific from 2005 to 2011 and was responsible for developing the operations transfer plan for the divestiture of their neurovascular division to Stryker Corporation. Prior to that, Mr. Pesta held simultaneous roles as Director of Engineering at Boston Scientific’s electrophysiology division and Plant Manager at the embolic protection division. Earlier in his career, Mr. Pesta held positions in project management and manufacturing at other companies, including Conceptus, Novare Surgical Systems, Medtronic Anneurx and Modified Polymer Components. Mr. Pesta earned a Bachelor of Arts Degree in General Design Studies from San Jose State University and is listed as an inventor on three U.S. patents.

Brian McCollum has served as our Vice President, Quality Assurance since March 2012, and has responsibility for regulatory compliance of our quality system and oversight of the operational and development quality engineering and manufacturing quality control functions. He was Director of Quality at Sadra Medical from 2008 until the company was acquired by Boston Scientific in 2011. Prior to that he served as Director of Quality Assurance and Regulatory Affairs at Apneon, which developed novel implantable therapies for sleep apnea, Director of Quality Assurance at Avantec Vascular/Intella, which developed and manufactured drug eluting stents, BMS and POBA systems, sheaths and guidewires, and Quality Systems Director for Cardima, which developed and manufactured minimally invasive, single-use, micro-catheter systems for cardiac ablation. Earlier in his career, Mr. McCollum held management roles at Boston Scientific where he developed effective quality compliance strategies for the EP Technologies and IVUS groups, and Ford Motor Corporation where he provided leadership in the areas of operations, logistics and quality. He received a Master of Business Administration in Finance from St. Mary’s College of California and a Bachelor of Science in Aeronautical Engineering from Embry-Riddle Aeronautical University. Mr. McCollum has over 20 years of experience in the areas of quality assurance and control, quality engineering and regulatory compliance, is named as inventor in several patents for implantable medical devices and delivery systems and is an American Society for Quality Certified Quality Engineer.

Jay M. Moyes has served on our board of directors since 2011. He has served on the board of directors of Puma Biotechnologies since April 2012 (NYSE: PBYI). Since May 2006, he has been a member of the board of directors and Chairman of the Audit Committee of Osiris Therapeutics, a stem cell therapeutics company (NASDAQ: OSIR). He has also been a member of the board of directors and Chairman of the Audit Committee of Integrated Diagnostics, a privately held molecular diagnostics company, since 2011. From 2013 to 2014, Mr. Moyes served as Chief Financial Officer of Amedica, a publicly traded orthopaedics company. From 2008 to 2009, Mr. Moyes served as Chief Financial Officer of CareDx, a publicly traded molecular diagnostics company. Prior to that, he served as Chief Financial Officer of Myriad Genetics, a publicly held healthcare diagnostics company, from June 1996 until his retirement in November 2007, and as Vice President of Finance from July 1993 until July 2005. From 1991 to 1993, Mr. Moyes served as Vice President of Finance and Chief Financial

Officer of Genmark, a privately held genetics company. Mr. Moyes held various positions with the accounting firm of KPMG from 1979 to 1991, most recently as a Senior Manager. He also served as a member of the Board of Trustees of the Utah Life Science Association from 1999 to 2006. Mr. Moyes holds an Master of Business Administration from the University of Utah, a Bachelor of Arts in economics from Weber State University, and is formerly a Certified Public Accountant.

We believe that Mr. Moyes possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive background in finance and accounting in the life sciences industry.

Thomas Quertermous, M.D. has served on our board of directors since 2002. Dr. Quertermous is the William G. Irwin Professor of Medicine and Director of the Division of Cardiovascular Medicine at Stanford University. Dr. Quertermous came to Stanford from Vanderbilt University where he served as H. J. Morgan Professor of Medicine and Director of the Division of Cardiology. Dr. Quertermous received both a Master of Science degree in biophysics and theoretical biology and his Doctor of Medicine degree from the University of Chicago, where he also completed residency training in internal medicine. Subsequently, he served as clinical fellow in the Cardiac Unit at the Massachusetts General Hospital. He also completed a research fellowship in the Department of Genetics at Harvard Medical School. From 2006 to 2013, Dr. Quertermous served as a board member at Aviir, a company providing metabolic tests and services for the prevention and management of cardiovascular diseases.

We believe that Dr. Quertermous possesses specific attributes that qualify him to serve as a member of our board of directors, including his expertise in the cardiovascular, biotechnology and therapeutic development industries.

Simon H. Stertzer, M.D. is Chairman of our board of directors and has served on our board of directors since 2002. Dr. Stertzer is a Professor of Medicine, Emeritus at the Stanford University School of Medicine, Division of Cardiovascular Medicine, and a Professor at the Stanford University Biodesign Program. He served as Assistant Resident in Medicine at New York University and later as Chief Medical Resident at New York University Division of Bellevue Hospital. He had a fellowship at New York University Hospital in Cardiovascular Disease. Dr. Stertzer pioneered the subspecialty of Interventional Cardiology and, in 1978, was the first to perform a coronary angioplasty in the United States. Dr. Stertzer has performed more than 12,000 coronary interventions and has been a visionary in his efforts working with others to develop new technologies for the improvement of patient care. He is responsible for scientific research and advancements in rotational atherectomy, cardiac stents, drug delivery stents, cardiac transplant molecular diagnostics, drugs to treat vein grafts, and most recently, transendocardial stem cell implantation in ischemic heart failure. Dr. Stertzer was a founder and board member of Arterial Vascular Engineering, an angioplasty balloon and stent company that became a public entity in 1996 and was subsequently acquired by Medtronic. Earlier in his career, Dr. Stertzer performed the first coronary arteriogram in New York. Dr. Stertzer’s bibliography contains more than 140 original articles presenting his research. Dr. Stertzer served as Director of the Catheterization Laboratory at Lenox Hill Hospital from 1971 to 1983. He was the Director of Medical Research and Director of the Cardiac Catheterization Laboratory at the San Francisco Heart Institute from 1983 until 1993. He was appointed Professor of Medicine at Stanford University in 1998, and became Professor Emeritus at Stanford University in 2011. Dr. Stertzer received his Doctor of Medicine degree from New York University. He also earned a Certificat de Physiologie from University of Paris (Sorbonne). Dr. Stertzer received a Bachelor of Arts degree in Humanities from Union College.

We believe that Dr. Stertzer possesses specific attributes that qualify him to serve as Chairman of our board of directors, including his historical association with our company and his expertise in interventional cardiology and the operational experience he has accumulated in the life sciences industry.

Allan R. Tessler has served on our board of directors since 2012. Mr. Tessler has served as Chairman and Chief Executive Officer of International Financial Group, Inc. since 1987. He is also a board member of the online brokerage firm TD Ameritrade (NYSE: AMTD), and serves as Lead Director and Chair of the Finance Committee of L Brands (NYSE: LB) and has been a member of its board of directors since 1987. Mr. Tessler has served on the board of directors of Steel Partners Holding since July 2009. He also served as Chief Executive Officer of Epoch Holding Corporation (NASDAQ: EPHC), an investment management company, from February 2000 to June 2004, and was Chairman of the Board of Directors from May 1994 to December 2013 when the firm was sold to Toronto Dominion Bank. Previously, Mr. Tessler was Co-Chairman and Co-Chief Executive Officer of Interactive Data Corporation, a securities market data supplier, from June 1992 to February 2000. He was co-founder and Chairman of the Board of Directors of Enhance Financial Services, a public insurance holding company, from 1986 to 2001. Mr. Tessler is also a member of the board of governors of the Boys & Girls Clubs of America. Mr. Tessler holds a Bachelor of Arts degree from Cornell University and a Bachelor of Laws degree from Cornell University Law School.

We believe that Mr. Tessler possesses specific attributes that qualify him to serve as a member of our board of directors, including an array of executive management and board positions he has served for publicly traded companies during his career.

Board Composition

Our board of directors is currently composed of five members. Following the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors, with each director serving a three-year term.

The Class I directors will be             , and their terms will expire at the first annual meeting of stockholders following the date of this prospectus.

The Class II directors will be             , and their terms will expire at the annual meeting of stockholders following the date of this prospectus.

The Class III directors will be             , and their terms will expire at the annual meeting of stockholders following the date of this prospectus.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. Under our amended and restated certificate of incorporation our directors may be removed for cause by the affirmative vote of the holders of at least 66 2⁄3% in voting power of our voting stock, and stockholders will not have the power to call special meetings.

Director Independence

In connection with this offering, we have applied to list our common stock on The NASDAQ Global Market, or NASDAQ. Under the rules of NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors has determined that, other than Dr. Altman, by virtue of his position as our President and Chief Executive Officer, none of our directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. Accordingly, a majority of our directors are independent, as required under applicable NASDAQ rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Leadership Structure

Our board of directors is currently chaired by Dr. Stertzer. As a general policy, our board of directors believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. As such, Dr. Altman serves as our President and Chief Executive Officer while Dr. Stertzer serves as our Chairman of the Board of Directors. We expect and intend the positions of Chairman of the Board of Directors and Chief Executive Officer to continue to be held by two separate individuals in the future.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee.    Mr. Moyes, Dr. Quertermous and Mr. Tessler, serve on our audit committee and Mr. Tessler is the chair of this committee. Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor’s qualifications, independence and performance and our internal accounting and financial controls. Our audit committee is responsible for the appointment, compensation, retention and oversight of our independent auditors. Our audit committee will also serve as our qualified legal compliance committee. Each member of our audit committee meets the financial literacy requirements of the current NASDAQ listing standards as well as the applicable independence requirements under current NASDAQ listing standards and Securities and Exchange Commission, or SEC, rules and regulations. Our board of directors has determined that Mr. Tessler is an audit committee financial expert, as defined by the rules promulgated by the SEC, and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ.

Compensation Committee.    Mr. Moyes and Dr. Stertzer serve on our compensation committee. Mr. Moyes is the chair of this committee. Our compensation committee oversees our compensation policies, plans and benefits programs and assists our board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation. In addition, our compensation committee reviews and makes recommendations to our board of directors with respect to our major compensation plans, policies and programs and assesses whether our compensation structure establishes appropriate incentives for officers and employees. Each member of our compensation committee meets the independence requirements under current NASDAQ listing standards.

Nominating and Corporate Governance Committee.    Dr. Quertermous and Dr. Stertzer serve on our nominating and corporate governance committee. Dr. Stertzer is the chair of this committee. Our nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board of directors and its committees. In addition, our nominating and corporate governance committee is responsible for reviewing and making recommendations to our board of directors on matters concerning corporate governance and conflicts of interest.

Our board of directors may from time to time establish other committees.

Committee Charters

Our board of directors has adopted charters for each of the audit committee, the compensation committee and the nominating and governance committee. These charters will be available on the corporate governance section of our website, which is located at www.biocardia.com.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon completion of this offering, our code of business conduct and ethics will be available on our website at www.biocardia.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not include or incorporate by reference into this prospectus the information on or accessible through our website.

Compensation Committee Interlocks and Insider Participation

In the past three years, none of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and bylaws that will become effective upon the completion of this offering contain provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, provides that we indemnify our directors to the fullest extent permitted by Delaware law. In addition, our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws, which will become effective upon the completion of this offering, also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws, which will become effective upon the completion of this offering, may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Non-Employee Director Compensation

Directors who are employees do not receive any additional compensation for their service on our board of directors. We reimburse our non-employee directors for their reasonable out-of-pocket costs and travel expenses in connection with their attendance at board of directors and committee meetings. In 2014, none of our non-employee directors received cash compensation.

Directors are also eligible for equity awards under our 2002 Stock Option Plan. In 2014, Dr. Stertzer received an option to purchase 250,000 shares of our common stock. The option exercise price per share was $0.44 per share. The aggregate grant date fair value of the common stock underlying this option award was $54,065, as computed in accordance with FASB ASC Topic 718, estimated on the date of grant using the Black-Scholes option pricing model. See Notes to the Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

In April 2015, our board of directors approved the following non-employee director compensation, to take effect upon the closing of this offering.

•	annual $40,000 cash retainer for service as a board member ($65,000 for the Chairman); and

•	initial grant of stock options with a value of $105,000, which options will vest monthly over three years; plus annual grant of stock options with a value of $80,000 ($130,000 for the Chairman), which options will vest monthly over one year.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2014 are Peter Altman, our President and Chief Executive Officer, Gary Titus, our Chief Financial Officer and Michael Kolber, our Vice President, Clinical and Regulatory Affairs. The Summary Compensation Table below sets forth information regarding the compensation awarded to or earned by our named executive officers during the year ended December 31, 2014.

2014 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	Total
Peter Altman, Ph.D. President and Chief Executive Officer (principal executive officer)	2014	$205,800	$41,160	$617,455	$864,415

Gary Titus Chief Financial Officer (principal financial officer)	2014	$194,231	$50,000	$209,440	$453,671

Michael Kolber Vice President, Clinical and Regulatory Affairs	2014	$200,000	$40,000	$61,746	$301,746

(1)	Represents amounts earned in 2014. Payment is contingent upon completion of a financing raising more than $5 million.

(2)	Amounts represent the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718, rather than amounts paid to or realized by the named individual. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Critical Accounting Policies–Stock-Based Compensation” and Note 13 to the audited financial statements for a discussion of assumptions made in determining the grant date fair value.

Outstanding Equity Awards at Fiscal Year-End 2014

The following table presents certain information concerning equity awards held by the named executive officers at the end of the fiscal year ended December 31, 2014.

Name	Option Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Peter Altman, Ph.D.(1)	06/19/2008	346,800	0	$0.40	06/19/2018
Peter Altman, Ph.D.(2)	04/10/2010	30,000	0	$0.50	04/10/2020
Peter Altman, Ph.D.(3)	07/05/2014	146,178	1,257,129	$0.44	07/05/2024
Michael Kolber(4)(7)	06/23/2014	111,667	223,333	$0.44	06/23/2024
Michael Kolber(5)	07/05/2014	0	140,331	$0.44	07/05/2024
Gary Titus(6)(7)	06/23/2014	0	476,000	$0.44	06/23/2024

(1)	The shares subject to the stock option vest as follows: 25% of the total vest on May 26, 2009; thereafter, 1/48th of the total vest in equal monthly installments over three years.

(2)	The shares subject to the stock option vest as follows: 25% of the total vest on January 1, 2011; thereafter, 1/48th of the total vest in equal monthly installments over three years.

(3)	The shares subject to the stock option vest as follows: 1/48th of the total vest in equal monthly installments on the monthly anniversary of July 1, 2014.

(4)	The shares subject to the stock option vest as follows: 1/48th of the total vest in equal monthly installments on the monthly anniversary of August 12, 2013.

(5)	The shares subject to the stock option vest as follows: 1/48th of the total vest in equal monthly installments on the monthly anniversary of August 1, 2016.

(6)	The shares subject to the stock option vest as follows: 25% of the total subject to the stock option vest on May 1, 2015; and thereafter, 1/48th of the total vest in equal monthly installments over three years.

(7)	The stock option is subject to accelerated vesting as to the unvested portion of the option upon a change of control, as described under “—Executive Employment Arrangements.”

Executive Employment Arrangements

Peter Altman, Ph.D.

We have not entered into an employment agreement with Dr. Altman. Accordingly, he is employed on an at-will basis. Dr. Altman’s current annual base salary is $205,800 and he is eligible for an annual bonus equal to 20% of his base salary.

In April 2015, our board of directors approved a modified executive compensation package to take effect upon the completion of this offering. Dr. Altman will be entitled to an annual base salary of $310,000, and will be eligible for an annual bonus equal to 40% of his base salary. In the event Dr. Altman’s executive employment is terminated by us without cause or by resignation of Dr. Altman with good reason, he will be entitled to receive 12 months of base salary and benefits coverage. In the event Dr. Altman’s executive employment is terminated by us without cause or by resignation of Dr. Altman with good reason during the period starting three months prior to a change in control and ending 12 months following a change in control, he will be entitled to receive, subject to certain adjustments, (i) 18 months of base salary and benefits coverage, (ii) a payment equal to 1.5-times his annual bonus, and (iii) full acceleration of all unvested stock options.

Dr. Altman is also eligible for equity compensation under our equity compensation plans, as determined from time to time by the compensation committee of our board of directors.

Gary Titus

We entered into an employment letter agreement, dated April 23, 2014, with Mr. Titus, which sets forth the terms and conditions of his employment with us. The employment letter agreement has no specific term and provides for at-will employment. This agreement supersedes all existing agreements he may have with us concerning his employment relationship. The agreement provides that Mr. Titus’s current annual base salary is $300,000 and that he is eligible for an annual bonus equal to 25% of his base salary. Mr. Titus is also eligible for equity compensation under our equity compensation plans, as determined from time to time by the compensation committee of our board of directors.

In April 2015, our board of directors approved a modified executive compensation package to take effect upon the completion of this offering. Mr. Titus will be entitled to an annual base salary of $300,000, and will be eligible for an annual bonus equal to 25% of his base salary. He will also be entitled to a one-time grant of stock options for 123,000 shares. In the event Mr. Titus’ executive employment is terminated by us without cause, he will be entitled to receive six months of base salary and benefits coverage. In the event Mr. Titus’ executive employment is terminated by us without cause or by resignation of Mr. Titus with good reason during the period starting three months prior to a change in control and ending 12 months following a change in control, he will be entitled to receive, subject to certain adjustments, (i) 12 months of base salary and benefits coverage, (ii) a payment equal to his annual bonus, and (iii) full acceleration of all unvested stock options.

Mr. Titus’ current stock option agreement provides for 100% acceleration and vesting upon a change of control.

Michael Kolber

We entered into an employment letter agreement, dated August 2, 2013, with Mr. Kolber, which sets forth the terms and conditions of his employment with us. The employment letter agreement has no specific term and provides for at-will employment. This agreement supersedes all existing agreements he may have with us concerning his employment relationship. The agreement provides that Mr. Kolber’s current annual base salary is $200,000 and that he is eligible for an annual bonus equal to 20% of his base salary.

In April 2015, our board of directors approved a modified executive compensation package to take effect upon the completion of this offering. Mr. Kolber will be entitled to an annual base salary of $250,000, and will be eligible for an annual bonus equal to 25% of his base salary. In the event Mr. Kolber’s executive employment is terminated by us without cause, he will be entitled to receive six months of base salary and benefits coverage. In the event Mr. Kolber’s executive employment is terminated by us without cause or by resignation of Mr. Kolber with good reason during the period starting three months prior to a change in control and ending 12 months following a change in control, he will be entitled to receive, subject to certain adjustments, (i) 12 months of base salary and benefits coverage, (ii) a payment equal to his annual bonus, and (iii) full acceleration of all unvested stock options.

Mr. Kolber is also eligible for equity compensation under our equity compensation plans, as determined from time to time by the compensation committee of our board of directors.

Employee Benefit Plans

2002 Stock Option Plan

We have granted stock-based compensation under our 2002 Stock Option Plan, as amended, or 2002 Plan. The 2002 Plan was last amended on October 31, 2014. Our 2002 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 2002 Plan following this offering; instead, we will grant awards in the future under our 2015 Equity Incentive Plan. However, our 2002 Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

Share Reserve.    As of March 31, 2015, we have reserved 6,966,276 shares of our common stock for issuance pursuant to the 2002 Plan. As of March 31, 2015, options to purchase 6,015,508 shares of common stock were outstanding and 950,768 shares were available for future grant under the 2002 Plan.

Administration.    Our board of directors currently administers our 2002 Plan. Under our 2002 Plan, the administrator determines the terms of the awards, including the employees, directors and consultants who receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock Options.    With respect to all incentive stock options granted under the 2002 Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. With respect to all nonstatutory stock options granted under the 2002 Plan, the exercise price must at least be equal to 85% of the fair market value of our common stock on the date of grant. However, with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the exercise price of any option must equal at least 110% of the fair market value on the grant date. The term of an option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term of an incentive stock option must not exceed five years.

After termination of an employee, director or consultant (other than due to death or disability), he or she may exercise his or her option, to the extent vested, for a period of 30 days following such termination, or such longer period of time as specified in the stock option agreement. If termination is due to death or disability, the option will remain exercisable for a period of six months following such termination, or such longer period of time as specified in the stock option agreement. However, an option generally may not be exercised later than the expiration of its term.

Stock Purchase Rights.    Stock purchase rights may be granted alone, in addition to or in tandem with other awards granted under our 2002 Plan and/or cash awards made outside of the 2002 Plan. Stock purchase rights are rights to purchase shares of our common stock that vest in accordance with the terms and conditions established by the administrator. The administrator determines the number of shares subject to a stock purchase right granted to any employee, director or consultant. The administrator imposes such conditions to vesting it determines to be appropriate. Unless the administrator determines otherwise, we have a repurchase option exercisable upon termination of the purchaser’s service with us at the original price paid by the purchaser. Shares subject to stock purchase rights that do not vest are subject to our right of repurchase or forfeiture.

Transferability.    Unless the administrator provides otherwise, our 2002 Plan generally does not allow for the transfer of awards under the 2002 Plan other than by will, the laws of descent and distribution or by gift or domestic relations order to family members (as permitted by Rule 701 of the Securities Act of 1933, as amended), and only the recipient of an option may exercise the option during his or her lifetime.

Change in Control Transactions.    Our 2002 Plan provides that in the event of our merger with or into another corporation or a change in control, as defined in the 2002 Plan, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award under the 2002 Plan. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of 15 days from the date of such notice, and the awards will terminate upon the expiration of such stated notice period.

Plan Amendments and Termination.    According to its terms, the 2002 Plan will automatically terminate in September 2022, unless we terminate it sooner. In addition, our board of directors has the authority to amend, alter, suspend or terminate the 2002 Plan, provided such action does not impair the rights of any participant unless mutually agreed to in writing by the participant and us. We intend to terminate the 2002 Plan as of the effective date of this offering.

2015 Equity Incentive Plan

Prior to the closing of this offering, our board of directors intends to adopt our 2015 Equity Incentive Plan, or the 2015 Plan, and we expect our stockholders will approve it prior to the completion of this offering. Subject to stockholder approval, the 2015 Plan will be effective immediately prior to the completion of this offering and is not expected to be utilized until after the completion of this offering. Our 2015 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants, and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.    A total of                 shares of our common stock is expected to be reserved for issuance pursuant to the 2015 Plan. In addition, the shares reserved for issuance under our 2015 Plan will also include (a) those shares reserved but unissued under our 2002 Plan and (b) shares returned to our 2002 Plan as the result of expiration or termination of options (provided that the maximum number of shares that may be added to the 2015 Plan pursuant to (a) and (b) is                 shares). The number of shares available for issuance under the 2015 Plan will also include an annual increase on the first day of each year beginning in 2015, equal to the least of:

•	shares;

•	% of the outstanding shares of common stock as of the last day of our immediately preceding year; or

•	such other amount as our board of directors may determine.

Plan Administration.    We anticipate that our compensation committee will administer our 2015 Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

Subject to the provisions of our 2015 Plan, the administrator will have the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also will have the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Stock Options.    The exercise price of options granted under our 2015 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of outstanding stock of ours or any parent or subsidiary corporation of ours, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2015 Plan, the administrator will determine the term of all other options.

After the termination of service of an employee, director or consultant, he or she will be able to exercise his or her option or stock appreciation right for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for 12 months. In all other cases, the option or stock appreciation right will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2015 Plan, the administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.    Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, will be able to accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.    Restricted stock units may be granted under our 2015 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator will determine the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, will be able to accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2015 Plan Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, will be able to reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, will be able to pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors.    Our 2015 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2015 Plan. Please see the description of our non-employee director compensation above under “Management—Non-Employee Director Compensation.”

Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2015 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Merger or Change in Control.    Our 2015 Plan provides that in the event of a merger or change in control, as defined in the 2015 Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable.

Amendment, Termination.    The administrator will have the authority to amend, suspend or terminate the 2015 Plan provided such action does not impair the existing rights of any participant. Our 2015 Plan will automatically terminate in 2025, unless we terminate it sooner.

2015 Employee Stock Purchase Plan

Prior to the closing of this offering, our board of directors intends to adopt the 2015 Employee Stock Purchase Plan, or ESPP, and we expect our stockholders will approve the ESPP prior to the completion of this offering. Subject to stockholder approval, the ESPP will become effective upon completion of this offering. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares.    A total of shares of our common stock are expected to be made available for sale under the ESPP. In addition, our ESPP will provide for annual increases in the number of shares available for sale under the ESPP on the first day of each year beginning in 2015, equal to the least of:

•	% of the outstanding shares of our common stock on the first day of such year;

•	shares; or

•	such amount as determined by our board of directors.

Plan Administration.    We anticipate that our compensation committee will administer the ESPP. The administrator will have full and exclusive authority to interpret the terms of the ESPP and determine eligibility to participate, subject to the conditions of the ESPP as described below.

Eligibility.    Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Periods.    Our ESPP will be intended to qualify under Section 423 of the Code. Each offering period will include purchase periods, which will be the approximately six months commencing with one exercise date and ending with the next exercise date. The offering periods will be scheduled to start on the first trading day on or after                 and                 of each year, except for the first offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after .

Our ESPP will permit participants to purchase shares of common stock through payroll deductions of up to     % of their eligible compensation. A participant will be able to purchase a maximum of             shares during a six-month period.

Exercise of Purchase Right.    Amounts deducted and accumulated by the participant will be used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be     % of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants will be able to end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation will end automatically upon termination of employment with us.

Non-Transferability.    A participant will not be able to transfer rights granted under the ESPP. If the administrator permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Merger or Change in Control.    In the event of our merger or change in control, as defined under the ESPP, a successor corporation will be able to assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination.    Our ESPP will automatically terminate in                     , unless we terminate it sooner. Our board of directors will have the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Executive Incentive Compensation Plan

Prior to the closing of this offering, our board of directors intends to adopt the Executive Incentive Compensation Plan, or Incentive Plan. The Incentive Plan will allow a committee appointed by the board to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our board of directors or its committee.

Under the Incentive Plan, a committee appointed by the board will determine the performance goals applicable to any award, which goals may include, without limitation, the attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with generally accepted accounting principles, or GAAP, or such financial results may consist of non-GAAP financial measures. The performance goals may be on an individual, divisional, business unit or Company-wide basis. The performance goals may differ from participant to participant and from award to award.

The committee appointed by the board will be able to, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion or the committee appointed by the board. The committee appointed by the board will be able to determine the amount of any reduction on the basis of such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash only after they are earned, which will usually require continued employment through the date of payment of the award. Payment of bonuses will occur as soon as administratively practicable after they are earned, but no later than the dates set forth in the Incentive Plan.

Our board of directors will have the authority to amend, alter, suspend or terminate the Incentive Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

Retirement Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan upon attainment of age 21 and completion of one month of service with us and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit- sharing contributions to eligible participants, although we have not made any such contributions to date. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed in “Management” and “Executive Compensation,” we have been a party to the following transactions since January 1, 2012, in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest.

2012 Bridge Financing

In October and December 2012, we issued convertible notes with an aggregate principal amount of approximately $2.1 million, which bore interest at a rate equal to 7% per annum and were due and payable on demand after the one-year anniversary of the notes. Investors also received warrants to purchase the amount of Series F Preferred Stock equal to 15% of the principal amount of the convertible notes. The following table presents the principal amount of the convertible notes and the warrants issued to our directors, officers and holders of more than 5% for the 2012 bridge financing:

Participants	Principal Amount of Notes	Warrants
Stertzer Entities(1)	$1,000,000	85,713
Affiliates with Modern Version Limited(2)	$157,469	13,497
Affiliates of Gerald P. Peters(3)	$400,000	34,285

(1)	Stertzer entities holding our securities whose shares are aggregated for purposes of reporting share ownership information are Stertzer Family Trust, Stertzer Gamma Trust, Windrock Enterprises L.L.C. and Stertzer Holdings LLC. Dr. Stertzer is a director of our company and beneficially owns more than 5% of our common stock.

(2)	Affiliates with Modern Version Limited holding our securities whose shares are aggregated for purposes of reporting share ownership information are Modern Version Limited, Dual Dimension Limited and J. Irawan Sugeng. Modern Vision Limited beneficially owns more than 5% of our common stock.

(3)	Affiliates with Gerald P. Peters holding our securities whose shares are aggregated for purposes of reporting share ownership information are Gerald P. Peters, Peters Family Art Foundation, and shares held by and for the benefit of his spouse. Mr. Peters beneficially owns more than 5% of our common stock.

Series F Preferred Stock and Warrant Financing

In 2013, we issued and sold to investors an aggregate of 4,161,152 shares of Series F Preferred Stock and warrants to purchase an aggregate of 514,928 shares of Series F Preferred Stock, for an aggregate consideration of approximately $7.3 million which included the conversion of approximately $2.2 million of convertible notes issued in 2012 with the balance paid for in cash. In 2014, warrants to purchase an aggregate of 321,058 shares of Series F Preferred Stock were exercised at $1.75 per share, for a total aggregate cash consideration of approximately $562,000. The following table presents the number of shares issued to our directors, officers and holders of more than 5% in these transactions:

Participants	Series F Preferred Stock	Warrants
Stertzer Entities (1)	1,510,592	147,554
Sabiah Ltd.	931,893	74,551
Affiliates with Modern Version Limited(2)	406,550	31,060
Affiliates with Gerald P. Peters(3)	420,428	18,955

(1)	Stertzer entities holding our securities whose shares are aggregated for purposes of reporting share ownership information are Stertzer Family Trust, Stertzer Gamma Trust, Windrock

Enterprises L.L.C. and Stertzer Holdings LLC. Dr. Stertzer is a director of our company and beneficially owns more than 5% of our common stock.

(2)	Affiliates with Modern Version Limited holding our securities whose shares are aggregated for purposes of reporting share ownership information are Modern Version Limited, Dual Dimension Limited and J. Irawan Sugeng. Modern Vision Limited beneficially owns more than 5% of our common stock.

(3)	Affiliates with Gerald P. Peters holding our securities whose shares are aggregated for purposes of reporting share ownership information are Gerald P. Peters, Peters Family Art Foundation, and shares held by and for the benefit of his spouse. Mr. Peters beneficially owns more than 5% of our common stock.

2014 Bridge Financing

In 2014, we issued convertible notes with an aggregate principal amount of $7.5 million, which bore interest at a rate equal to 8% per annum and all of which matured on December 31, 2014. All of the outstanding principle and interest on these notes converted to an aggregate of 4,446,100 shares of Series F Preferred Stock in January 2015. The following table presents the principal amount of the convertible notes issued and the number of Series F Preferred Stock issued upon conversion thereof, to our directors, officers and holders of more than 5% for the 2014 bridge financing:

Participants	Principal Amount of Notes	Series F Preferred Stock
Stertzer Entities(1)	$2,500,000	1,524,383
Affiliates with Modern Version Limited(2)	$1,000,000	597,479

(1)	Stertzer entities holding our securities whose shares are aggregated for purposes of reporting share ownership information are Stertzer Family Trust, Stertzer Gamma Trust, Windrock Enterprises L.L.C. and Stertzer Holdings LLC. Dr. Stertzer is a director of our company and beneficially owns more than 5% of our common stock.

(2)	Affiliates with Modern Version Limited holding our securities whose shares are aggregated for purposes of reporting share ownership information are Modern Version Limited, Dual Dimension Limited and J. Irawan Sugeng. Modern Vision Limited beneficially owns more than 5% of our common stock.

2015 Bridge Financing

In 2015, we issued convertible notes with an aggregate principal amount of approximately $7.2 million, which bear interest at a rate equal to 8% per annum and all of which mature in November 2016. Depending on the first to occur, all principal and accrued and unpaid interest on the notes may convert as follows: (1) automatically into shares of our common stock upon completion of this offering, at a conversion price equal to 80% of the public offering price of the shares of our common stock in this offering; (2) upon the occurrence of a preferred stock financing, into the series of preferred stock sold in such financing at a conversion price equal to 80% of the price of the shares paid by other investors in the preferred stock financing, and the noteholders are also entitled to receive, upon conversion of the notes, warrants to purchase the amount of preferred stock equal to 8% of the principal amount of the convertible notes, with an exercise price equal to the purchase price of the shares of preferred stock issued in the preferred stock financing; or (3) upon the maturity date, into shares of a new series of preferred stock at a conversion price equal to 80% of the price of the Series F Preferred Stock, and the noteholders are also entitled to receive, upon conversion of the notes, warrants to purchase the amount of preferred stock equal to 8% of the principal amount of the convertible notes, with an exercise price equal to the purchase price of the shares of the Series F Preferred Stock. The following table presents the principal amount of the convertible notes issued to our directors, officers and holders of more than 5% in these transactions:

Participants	Principal Amount of Notes
Stertzer Entities(1)	$1,106,603
Sabiah Ltd.	$752,711
Affiliates with Gerald P. Peters(2)	$2,031,623
Affiliates with Allan R. Tessler	$1,000,000

(1)	Stertzer entities holding our securities whose shares are aggregated for purposes of reporting share ownership information are Stertzer Family Trust, Stertzer Gamma Trust, Windrock Enterprises L.L.C., and Stertzer Holdings LLC. Dr. Stertzer is a director of our company and beneficially owns more than 5% of our common stock.

(2)	Affiliates with Gerald P. Peters holding our securities whose shares are aggregated for purposes of reporting share ownership information are UBS Financial Services FBO Gerald P. Peters III, Peters Family Art Foundation, and shares held by and for the benefit of his spouse. Mr. Peters beneficially owns more than 5% of our common stock.

Participation in this Offering

Certain of our existing stockholders and their affiliate entities, including stockholders affiliated with our directors, have indicated an interest in purchasing up to approximately $          million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

Investors’ Rights Agreement

In connection with our preferred stock financings, we entered into an amended and restated investors’ rights agreement, or Rights Agreement, containing information rights, rights of first refusal and registration rights, among other things, with certain holders of our preferred stock. The information rights and right of first refusal granted under the Rights Agreement will terminate upon the closing of this offering, while the registration rights granted under the Rights Agreement will terminate upon the earlier to occur of (i) the two year anniversary of the closing of this offering, and (ii) as to any particular stockholder, at such time as such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act. The registration rights are more fully described in “Description of Capital Stock—Registration Rights.”

Employment Arrangements and Offer Letters

We have entered into agreements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described in “Management—Executive Employment Arrangements” above.

Indemnification of Officers and Directors

We have also entered into indemnification agreements with each of our directors, executive officers and certain controlling persons. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.

Related Party Transaction Policy

We have adopted a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors if it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2015, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 47,471,889 shares of common stock outstanding as of March 31, 2015, assuming (i) the automatic conversion of all outstanding shares of our preferred stock into 40,660,261 shares of common stock, (ii) no exercise of outstanding warrants, and (iii) no issuance of shares of common stock upon the automatic conversion of $7.2 million aggregate principal amount of convertible promissory notes issued after March 31, 2015 and accrued interest thereon. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options and warrants held by the person that are exercisable within 60 days of March 31, 2015. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we included shares owned by a spouse, minor children and relatives sharing the same home, as well as other entities owned or controlled by the named person. For purposes of the table below, we have assumed that                 shares of common stock will be outstanding upon completion of this offering, based upon an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the front cover of this prospectus.

Amounts below do not include any shares that may be purchased pursuant to indications of interest. See “Certain Relationships and Related Party Transactions.”

Unless otherwise noted below, the address of each person listed on the table is c/o BioCardia, Inc., 125 Shoreway Road, Suite B, San Carlos, CA 94070.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
	Number	Percentage	Number	Percentage
5% Stockholders:
Entities affiliated with Stertzer Family Trust(1)	8,851,120	18.5%
Sabiah Ltd.(2)	6,195,640	13.0%
Entities affiliated with Modern Version Limited(3)	5,342,799	11.2%
Peter Altman, Ph.D.(4)	3,739,156	7.8%
Entities affiliated with Gerald Peters(5)	3,400,581	7.2%

Named Executive Officers and Directors:
Peter Altman, Ph.D.(4)	3,739,156	7.8%
Gary Titus	119,000	*
Michael Kolber	146,563	*
Jay M. Moyes(6)	144,777	*
Thomas Quertermous, M.D.	480,663	1.0%
Simon H. Stertzer, M.D.(1)	8,851,120	18.5%
Allan R. Tessler(7)	225,115	*
All directors and executive officers as a group (7 people)(8)	13,706,394	28.2%

(*)	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 7,041,147 shares of common stock and 258,406 shares issuable upon exercise of warrants held by the Stertzer Family Trust, (ii) 873,591 shares of common stock and 19,861 shares issuable upon exercise of warrants held by Windrock Enterprises L.L.C., (iii) 463,532 shares of common stock held by the Stertzer Gamma Trust and (iv) 194,583 shares subject to options, held by Dr. Stertzer. Dr. Stertzer and his spouse are co-trustees of the Stertzer Family Trust, and sole members and managers of Windrock Enterprises L.L.C., and share voting and dispositive control over the shares held by the Stertzer Family Trust and Windrock Enterprises L.L.C. Dr. Stertzer is the grantor of the Stertzer Gamma Trust and may be deemed to have voting and dispositive control over the shares held by the Stertzer Gamma Trust.

(2)	Consists of 6,121,089 shares of common stock held by Sabiah Ltd. and 74,551 shares issuable upon exercise of warrants. Luis M de la Fuente, his spouse and child are the stockholders of Sabiah Ltd. and share voting and dispositive control over the shares held by Sabiah Ltd. The address for this entity is P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(3)	Consists of (i) 4,287,930 shares of common stock and 44,557 shares issuable upon exercise of warrants held by Modern Version Limited, (ii) 610,312 shares of common stock held by Dual Dimension Limited and (iii) 400,000 shares of common stock held by J. Irawan Sugeng. Dr. Sugeng is the settlor and beneficial owner of Codan Trust Company Limited, which is the sole shareholder of Modern Version Limited and may be deemed to have voting and dispositive control over the shares held by Modern Version Limited. Dr. Sugeng is also the donor of Dual Dimension Trust, which is the sole owner of Dual Dimension Limited and may be deemed to have voting and dispositive control over the shares held by Dual Dimension Limited. The address for Modern Version Limited is 165 Bukit Merah Central #05-3679, Singapore 150165; the address for Dual Dimension Limited is c/o Codan Trust Co. (B.V.I.) Ltd., P.O. Box 3140, Romasco Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands; and the address for Dr. Sugeng is c/o Evatt House Corporate Services Pte. Ltd., 31 Exeter Road #14-01/04, Com Center, 1 Tower, Singapore 239732.

(4)	Consists of 3,070,000 shares of common stock held by Dr. Altman and 669,156 shares subject to options.

(5)	Consists of (i) 2,104,562 shares of common stock and 53,240 shares issuable upon exercise of warrants held by Gerald P. Peters, (ii) 934,208 shares of common stock held by the Peters Family Art Foundation, (iii) 285,714 shares of common stock held in an account for the benefit of his spouse and (iv) 22,857 shares of common stock held by his spouse. Gerald P. Peters, President, Chief Executive Officer and Financial & Fiscal Officer of the Peters Family Art Foundation may be deemed to have voting and dispositive control over the shares held by the Peters Family Art Foundation. The address for the Peters Family Art Foundation is P.O. Box 2437, Santa Fe, NM 87504.

(6)	Consists of (i) 58,128 shares of common stock and 6,649 shares issuable upon exercise of warrants held by Drayton Investments LLC and (ii) 80,000 shares subject to options, held by Mr. Moyes. Mr. Moyes and Dr. Gregory Critchfield are the managing members of Drayton Investments, LLC and share voting and dispositive control over the shares held by Drayton Investments LLC.

(7)	Consists of (i) 43,750 shares subject to options held by Mr. Tessler and (ii) 148,090 shares of common stock and 33,275 shares issuable upon exercise of warrants held by ART/FGT Family Limited Partnership. Mr. Tessler and his spouse are limited partners of the ART/FGT Family Limited Partnership and share voting and dispositive control over the shares and warrants held by the ART/FGT Family Limited Partnership. The address for the ART/FGT Family Limited Partnership is c/o BioCardia, Inc., 125 Shoreway Road, Suite B, San Carlos, CA 94070.

(8)	Consists of (i) 12,135,151 shares, (ii) 1,253,052 shares subject to options and (iii) 318,191 shares issuable upon exercise of warrants.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our amended and restated certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Upon the closing of this offering and the filing of the amended and restated certificate of incorporation to be effective upon closing of this offering, our authorized capital stock will consist of                  shares of common stock, par value $             per share, and                 shares of preferred stock, par value $             per share.

Immediately prior to the closing of this offering, all the outstanding shares of our existing preferred stock will automatically convert into an aggregate of                  shares of our common stock.

Common Stock

Outstanding Shares

Based on (i) 6,811,628 shares of common stock outstanding as of March 31, 2015, (ii) the conversion of preferred stock outstanding as of March 31, 2015 into 40,660,261 shares of common stock upon the closing of this offering, (iii) the issuance of             shares of our common stock upon the automatic conversion of approximately $7.2 million aggregate principal amount of convertible notes and accrued interest thereon issued after March 31, 2015 upon the completion of this offering at a price per share equal to 80% of the initial public offering price per share, or $         per share (assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus), (iv) the issuance of             shares of common stock in this offering, and (v) no exercise of outstanding options or warrants as of March 31, 2015, there will be             shares of common stock outstanding upon the closing of this offering. As of March 31, 2015, assuming the conversion of all outstanding convertible preferred stock into common stock immediately prior to the closing of this offering and conversion of all outstanding convertible notes issued subsequent to such date, we had approximately 174 record holders of our common stock.

As of March 31, 2015, there were 897,428 shares of common stock subject to outstanding warrants, and 6,015,508 shares of common stock subject to outstanding options. In April 2015, our board of directors authorized the grant of options to purchase an additional              shares of our common stock, which will be granted effective upon this offering under our 2015 Equity Incentive Plan with an exercise price equal to the initial public offering price, assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the front cover of this prospectus (or that number of shares equal to (i) 123,000, plus (ii) $790,000 divided by the initial public offering price).

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this absence of cumulative voting, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 66 2⁄3% of the voting power of our stock entitled to vote thereon for our stockholders to amend, alter or repeal certain provisions of our amended and restated certificate of incorporation or our amended and restated bylaws, or adopt any new provision as part of our amended and restated certificate of incorporation or adopt new bylaws. In addition, our amended and restated certificate of incorporation provides that our directors may be removed from office by our stockholders only for cause and only by the affirmative vote of the holders of at least 66 2⁄3% in voting power of the stock entitled to vote thereon.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. For more information, see “Dividend Policy.”

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preferences that may be granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

As of March 31, 2015, there were 40,660,261 shares of our preferred stock outstanding. All outstanding shares of our preferred stock will convert into shares of our common stock immediately prior to the completion of this offering. Upon the consummation of this offering, our board of directors will have authority, without further action by our stockholders, to issue up to                 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund provisions and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options

As of March 31, 2015, we had outstanding options to purchase an aggregate of 6,015,508 shares of our common stock pursuant to our 2002 Stock Option Plan, at a weighted-average exercise price of $0.40. As of March 31, 2015, 950,768 shares of our common stock remain available for future grant or issuance under our 2002 Stock Option Plan. In April 2015, our board of directors authorized the grant of options to purchase an additional              shares of our common stock, which will be granted effective upon this offering under our 2015 Equity Incentive Plan with an exercise price equal to the initial public offering price, assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the front cover of this prospectus (or that number of shares equal to (i) 123,000, plus (ii) $790,000 divided by the initial public offering price).

Warrants

As of March 31, 2015, we had the following warrants outstanding:

•	warrants to purchase 382,500 shares of our Series D Preferred Stock at an exercise price of $1.00 per share were outstanding; and

•	warrants to purchase 514,928 shares of our Series F Preferred Stock at an exercise price of $1.75 per share were outstanding.

Immediately prior to the completion of this offering, all of these warrants will expire if not exercised prior to such time.

Each of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the underlying shares at the time of exercise of the warrant after deduction of a number of shares equal in value to the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

Certain holders of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Rights Agreement, between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, short-form registration rights, and piggyback registration rights. The registration rights set forth in our Rights Agreement expire two years following the closing date of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, or a similar exemption during any three-month period. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Rights

The holders of an aggregate of 40% of the registrable securities or their permitted transferees, are entitled to demand registration rights. Under the terms of the Rights Agreement, we will be required, upon the written request of holders of these shares that are entitled to registration rights under the Rights Agreement, to register, as soon as practicable, all or a portion of these shares for public resale if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $10 million, subject to exceptions set forth in the Rights Agreement. We are required to effect only two registrations pursuant to this provision of the Rights Agreement. We are not required to effect a demand registration earlier than six months after the effective date of this offering.

“Piggyback” Rights

Following the completion of this offering, the holders of all registrable securities or their permitted transferees are entitled to piggyback registration rights. If we register any of our securities for our own account, after the completion of this offering, these holders are entitled to include their shares in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the Rights Agreement.

S-3 Rights

After Form S-3 is available for an offering by the stockholders, the holders of an aggregate of 35% of the registrable securities or their permitted transferees are also entitled to S-3 registration rights. Under the terms of the Rights Agreement, we will be required, upon written request of holders of these shares, to register on Form S-3, as soon as practicable, all or a portion of these shares for public resale if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $500,000, subject to exceptions set forth in the Rights Agreement. We are not required to effect a registration on Form S-3 earlier than six months after the effective date of this offering and we are not required to effect more than two such S-3 registrations in a 12-month period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws that will become effective upon completion of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws that will become effective upon completion of this offering include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of the board of directors, the Chief Executive Officer or the President;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms; and

•	specify that no stockholder is permitted to cumulate votes at any election of the board of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our amended and restated certificate of incorporation and bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interest.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021. Our shares of common stock will be issued in uncertificated form only, subject to limited exceptions.

NASDAQ Global Market

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “BCDA.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of                 shares of common stock will be outstanding, assuming (i) the conversion of preferred stock outstanding as of March 31, 2015 into 40,660,261 shares of common stock immediately prior to the completion of this offering (ii) the issuance of             shares of our common stock upon the automatic conversion of approximately $7.2 million aggregate principal amount of convertible notes and accrued interest thereon issued after March 31, 2015 upon the completion of this offering at a price per share equal to 80% of the initial public offering price per share, or $         per share (assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus), and (iii) that there are no exercises of outstanding options or warrants after March 31, 2015. Of these shares, all shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

Under the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our “affiliates” for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our “affiliates,” is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our “affiliates,” then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our “affiliates” are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an “affiliate” of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits “affiliates” of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2015, 228,582 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all securities outstanding immediately prior to this offering, have agreed that, without the prior written consent of Cantor Fitzgerald & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	in the case of us, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or in the case of directors, officers and other holders, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Stock Options

As of March 31, 2015, options to purchase 6,015,508 shares of our common stock were outstanding. In April 2015, our board of directors authorized the grant of options to purchase an additional              shares of our common stock, which will be granted effective upon this offering under our 2015 Equity Incentive Plan with an exercise price equal to the initial public offering price, assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the front cover of this prospectus (or that number of shares equal to (i) 123,000, plus (ii) $790,000 divided by the initial public offering price). We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and all shares reserved for issuance under our equity compensation plans. We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares in the public market, subject, with respect to certain of the shares, to the provisions of the lock-up agreements. We expect to file this registration statement as soon as permitted under the Securities Act.

Registration Rights

Upon completion of this offering, the holders of 40,660,261 shares of common stock issued upon conversion of our preferred stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax or estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent below. This summary also does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our common stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	regulated investment companies or real estate investment trusts;

•	“controlled foreign corporations” or “passive foreign investment companies”;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described herein. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

As described in “Dividend Policy,” we have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable futures. If we make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the Internal Revenue Service, or the IRS. You are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are treated as effectively connected with a trade or business conducted by you within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment maintained by you within the United States, are generally exempt from the 30% withholding tax if you satisfy applicable certification and disclosure requirements. To claim the exemption, you must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with your conduct of a trade or business within the United States, and a valid IRS Form W-8BEN or IRS Form W-8BEN-E certifying eligibility for treaty benefits, if applicable. Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are taxed at the same graduated rates applicable to U.S. persons (as defined in the Code), net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and the Foreign Account Tax Compliance Act, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.), in which case you will be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code), and for a non-U.S. holder that is a corporation, such non-U.S. holder may be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale (subject to applicable income tax or other treaties providing otherwise), which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States) provided you have timely filed U.S. federal income tax returns with respect to such losses; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. Generally, a corporation is USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the five-year (or shorter) period that is described above.

Federal Estate Tax

Our common stock held (or treated as held) by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

The Foreign Account Tax Compliance Act, or FATCA, imposes a U.S. federal withholding tax of 30% on dividends and on the gross proceeds from a sale or other disposition of our common stock to a “foreign financial institution” (as specifically defined for this purpose) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% generally applies to dividends on and the gross proceeds from a sale or other disposition of our common stock to a non-financial foreign entity (as specifically defined for this purpose) unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding provisions under FATCA generally apply to dividends on our common stock and, under current transitional rules, are expected to apply with respect to the gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. You should consult your tax advisors regarding these withholding provisions.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Cantor Fitzgerald & Co. is acting as the sole bookrunner of the offering and as the representative of the underwriters. We have entered into an underwriting agreement with the underwriters, dated                 , 2015. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Cantor Fitzgerald & Co.
Roth Capital Partners, LLC
Maxim Group LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

Option to Purchase Additional Shares

The underwriters have an option to buy up to                 additional shares (15% of the shares sold in this offering) of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting Discounts and Expenses

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is 7.0% of the gross proceeds. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Over-allotment Option	Total With Over-allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for certain expenses, including up to an aggregate of $         in connection with the clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA. Such reimbursement is deemed to be underwriting compensation by FINRA.

Indications of Interest

Certain of our existing stockholders and their affiliate entities, including stockholders affiliated with our directors, have indicated an interest in purchasing up to approximately $         million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Lock-Up Agreements

We have agreed subject to certain limited exceptions, including for business acquisitions, that we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences of ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Cantor Fitzgerald & Co. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing stock-based compensation plans.

Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Cantor Fitzgerald & Co., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Listing

We have applied to list our common stock on the NASDAQ Global Market, or NASDAQ, under the symbol “BCDA.”

Price Stabilization and Short Positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on NASDAQ in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security; however, if all independent bids are lowered below the passive market maker’s bid, which bid must then be lowered when specified purchase limits are exceeded.

Affiliations

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Determination of the Initial Public Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

•	the information included in this prospectus and otherwise available to the representative;

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	our prospects and the history and the prospects of the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price.

Offer Restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the common stock. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common stock may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances that do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common stock has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive or supplement prospectus pursuant to Article 16 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the

Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

Israel

The common stock offered by this prospectus may not be offered or sold to any person resident in Israel or entity organized or formed in Israel, unless it is an “institutional investor,” as set forth in Section 15A(b)(1) of the Israeli Securities Law 5728-1968, or the Israeli Securities Law, and has provided the requisite certification under the first Addendum of the Israeli Securities Law, or pursuant to other exemptions available under the Israeli Securities Law.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Reed Smith LLP, New York, New York. Members of Wilson Sonsini Goodrich & Rosati, Professional Corporation and investment funds associated with that firm hold 426,110 shares of our common stock.

EXPERTS

The financial statements of BioCardia, Inc. as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2014 financial statements contains an explanatory paragraph that states that our recurring losses from operations and net capital deficiency raise substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock that we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC.

BIOCARDIA, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

BioCardia, Inc.:

We have audited the financial statements of BioCardia, Inc. as listed in the accompanying index. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioCardia, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

San Francisco, California

April 8, 2015

BIOCARDIA, INC.

Balance Sheets

(In thousands, except share and per share amounts)

	December 31,		Pro Forma December 31, 2014
	2014	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,184	1,373	3,184
Accounts receivable, net of allowance for doubtful accounts of $0	172	250	172
Inventory	677	640	677
Prepaid expenses and other current assets	367	102	367
Deferred financing costs	48	—	48

Total current assets	4,448	2,365	4,448
Property and equipment, net	72	66	72
Other assets	43	43	43

Total assets	$4,563	2,474	4,563

Liabilities, Convertible Preferred Stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$314	119	314
Accrued liabilities	1,003	839	722
Deferred rent	22	13	22
Deferred revenue	39	—	39
Convertible preferred stock warrant liability	558	621	—
Convertible notes	7,500	—	—

Total current liabilities	9,436	1,592	1,097
Deferred rent	31	31	31

Total liabilities	9,467	1,623	1,128

Convertible preferred stock, $0.001 par value, 38,930,696 shares authorized, 36,214,161 issued and outstanding; liquidation preference of $38,213; no shares issued and outstanding pro forma	38,213	—	—
Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value, 38,930,696 shares authorized, 35,893,103 shares issued and outstanding; liquidation preferences of $37,651; no shares issued or outstanding pro forma	—	34,000	—
Common stock, $0.001 par value, 49,208,600 shares authorized, 6,809,628 and 6,805,024 shares issued and outstanding in 2014 and 2013, respectively; 47,469,889 shares issued and outstanding pro forma December 31, 2014	7	7	48
Additional paid-in capital	—	1,387	45,953
Accumulated deficit	(43,124)	(34,543)	(42,566)

Total stockholders’ equity (deficit)	(43,117)	851	3,435

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$4,563	2,474	4,563

See accompanying notes to financial statements.

BIOCARDIA, INC.

Statements of Operations

Years ended December 31, 2014 and 2013

(In thousands)

	2014	2013
Revenue:
Net product revenue	$787	1,093
Collaboration agreement revenue	35	413

Total revenue	822	1,506

Costs and expenses:
Cost of goods sold	1,181	1,370
Research and development	1,523	2,219
Selling, general and administrative	4,467	3,366

Total costs and expenses	7,171	6,955

Operating loss	(6,349)	(5,449)

Other income (expense):
Interest expense	(269)	(165)
Other income	56	92

Total other income (expense), net	(213)	(73)

Net loss	$(6,562)	(5,522)

Net loss attributable to common stockholders	$(10,206)	(5,522)

Net loss per share attributable to common stockholders, basic and diluted	$(1.50)	(0.82)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	6,807,801	6,760,863

Pro forma net loss per share attributable to common shareholders, basic and diluted (unaudited)	$(0.14)

Pro forma weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted (unaudited)	47,461,502

See accompanying notes to financial statements.

BIOCARDIA, INC.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Years ended December 31, 2014 and 2013

(In thousands, except share data)

	Convertible preferred stock		Convertible preferred stock		Common stock		Additional paid in capital	Accumulated deficit	Total
	Shares	Cost	Shares	Cost	Shares	Cost
Balance at December 31, 2012	—	$—	31,819,670	$26,991	6,755,024	$7	1,304	(29,021)	(719)
Series F preferred stock and warrants issued, net of issuance costs of $25	—	—	2,901,830	4,805	—	—	—	—	4,805
Conversion of convertible notes into series F preferred shares	—	—	1,259,322	2,204	—	—	—	—	2,204
Repurchase of series C preferred shares from shareholder	—	—	(87,719)	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	50,000	—	12	—	12
Stock-based compensation	—	—	—	—	—	—	71	—	71
Net loss	—	—	—	—	—	—	—	(5,522)	(5,522)

Balance at December 31, 2013	—	—	35,893,103	34,000	6,805,024	7	1,387	(34,543)	851
Reclassification from permanent equity to temporary equity	35,893,103	34,000	(35,893,103)	(34,000)	—	—	—	—	(34,000)
Accretion of convertible preferred stock to redemption value	—	3,644	—	—	—	—	(1,625)	(2,019)	(3,644)
Exercise of convertible preferred stock warrants for series F preferred shares	321,058	569	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	4,604	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	238	—	238
Net loss	—	—	—	—	—	—	—	(6,562)	(6,562)

Balance at December 31, 2014	36,214,161	$38,213	—	—	6,809,628	$7	—	(43,124)	(43,117)

See accompanying notes to financial statements.

BIOCARDIA, INC.

Statements of Cash Flows

Years ended December 31, 2014 and 2013

(In thousands)

	2014	2013
Operating activities:
Net loss	$(6,562)	(5,522)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	47	100
Change in fair value of convertible preferred stock warrant liability	(56)	(94)
Stock based compensation	238	71
Interest expense on convertible notes	269	165
Changes in operating assets and liabilities:
Accounts receivable	78	52
Inventory	(37)	(69)
Prepaid expenses and other current assets	(15)	(83)
Accounts payable	195	(182)
Accrued liabilities excluding accrued interest on convertible note	(105)	248
Deferred revenue	39	—
Deferred rent	9	(45)

Net cash used in operating activities	(5,900)	(5,359)

Investing activities:
Purchase of property and equipment	(53)	(27)

Net cash used in investing activities	(53)	(27)

Financing activities:
Proceeds from issuance of preferred stock and warrants, net	—	5,053
Proceeds from the exercise of convertible preferred stock warrants	562	—
Proceeds from issuance of convertible notes and warrants	7,250	—
Proceeds from the exercise common stock options	—	12
Deferred financing costs	(48)	—

Net cash provided by financing activities	7,764	5,065

Net increase (decrease) in cash and cash equivalents	1,811	(321)
Cash and cash equivalents at beginning of year	1,373	1,694

Cash and cash equivalents at end of year	$3,184	1,373

Supplemental disclosure for cash flow activities:
Cash paid for income taxes	$1	2
Supplemental disclosure for noncash investing and financing activities:
Convertible notes funds received subsequent to year end	250	—
Conversion of convertible note and related accrued interest payable	—	2,204
Accretion of series F convertible preferred stock	3,644	—

See accompanying notes to financial statements.

BioCardia, Inc.

Notes to Financial Statements

(1) Summary of Business and Significant Accounting Policies

(a) Description of Business

BioCardia was incorporated in Delaware in March 2002 and began operations in 2006. The Company is a clinical stage regenerative medicine company developing novel therapeutics for cardiovascular diseases with large unmet medical needs. Its lead therapeutic candidate is the CardiAMP cell therapy system and its second therapeutic candidate for heart failure is the CardiALLO cell therapy system. To date the Company has devoted substantially all of its resources to research and development efforts relating to its therapeutic candidates and biotherapeutic delivery systems including conducting clinical trials, developing manufacturing and sales capabilities, in-licensing related intellectual property, providing general and administrative support for these operations, and protecting its intellectual property.

The Company has two enabling device product lines: the Helix biotherapeutic delivery system, or Helix, product line offers a catheter system for the local delivery of cells, gene, and protein therapeutics to the heart; and the Morph vascular access, or Morph, product line offers advanced catheter products for interventional medicine. The Morph line consists of the Morph Universal Deflectable Guide Catheter and Morph AccessPro steerable introducer, which were both developed for use as a part of the Helix biotherapeutic delivery system and which currently generate commercial revenues.

(b) Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions.

(c) Going Concern and Liquidity

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred significant net losses and negative cash flows from operations since its inception and had an accumulated deficit of $43.1 million as of December 31, 2014 that raise substantial doubt about its ability to continue as a going concern. Management expects operating losses and negative cash flows to continue through at least 2018.

Management believes cash as of December 31, 2014 together with the proceeds from financing activities in January 2015 is sufficient to fund the net cash needs of the Company through May 2015. Management plans to raise additional capital, potentially including debt and equity arrangements, to finance the Company through an initial public offering in the third quarter of 2015. If adequate funds are not available, the Company may be required to reduce operating expenses, delay or reduce the scope of its product development programs, obtain funds through arrangements with others that may require the Company to relinquish rights to certain of its technologies or products that the Company would otherwise seek to develop or commercialize itself, or cease operations. While the Company believes in the viability of its strategy to raise additional funds, there can be no assurances to that effect. The accompanying financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

(d) Use of Estimates

The preparation of the financial statements in accordance with GAAP requires Company management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts and sales returns; inventory

BioCardia, Inc.

Notes to Financial Statements (Continued)

(1) Summary of Business and Significant Accounting Policies (Continued)

valuation and reserves; fair value of the convertible preferred stock warrant liability; costs and liability estimates associated with the product recall discussed in note 3, share-based compensation; and provisions for excess and expired inventories.

(e) Cash Equivalents

The Company classifies all highly liquid investments with original maturities of three months or less at the date of purchase as cash equivalents. The Company maintains its cash and cash equivalents with reputable financial institutions.

(f) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company considers the creditworthiness of its customers, but does not require collateral in advance of a sale. The Company evaluates collectability and maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio when necessary. The estimate is based on the Company’s historical write-off experience, customer creditworthiness, facts and circumstances specific to outstanding balances and payment terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts was $0 as of December 31, 2014 and 2013. Account balances written off totaled $590 and $3,625 during the year’s ended December 31, 2014 and 2013, respectively.

(g) Inventory

Inventory is stated at the lower of cost or market. Cost is determined using the average-cost method. The Company analyzes its inventory levels quarterly and writes down inventory that has become obsolete or has a cost basis in excess of its expected net realizable value or inventory quantities in excess of expected requirements. Excess requirements are determined based on comparison of existing inventories to forecasted sales, with consideration given to inventory shelf life. Expired inventory is disposed of and the related costs are recognized in cost of goods sold.

(h) Deferred Financing Costs

Deferred financing costs represent direct costs associated with future issuance of our corporate securities. Direct costs include, but are not limited to the legal, accounting and printing costs. Indirect costs associated with future issuance of corporate securities are expensed as incurred. Upon the completion of the proposed issuance, the deferred financing costs will be offset against the proceeds from the security issuance. If the proposed issuance is not completed, the deferred financing costs will be charged to expense.

(i) Property and Equipment, Net

Property and equipment, net are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, as described in the table below. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the accompanying statements of operations:

Asset	Estimated useful lives
Computer equipment and software	3 years
Laboratory and manufacturing equipment	3 years
Furniture and fixtures	3 years
Leasehold improvements	5 years or lease term, if shorter

BioCardia, Inc.

Notes to Financial Statements (Continued)

(1) Summary of Business and Significant Accounting Policies (Continued)

(j) Long-Lived Assets

The Company evaluates long-lived assets such as property and equipment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. When undiscounted future cash flows are not expected to be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. Where available, quoted market prices are used to determine fair value. When quoted market prices are not available, various valuation techniques, including the discounted value of estimated future cash flows, are utilized. There have been no impairments of the Company’s long-lived assets in any of the years presented.

(k) Clinical Trial Accruals

As part of the process of preparing its financial statements, the Company is required to estimate its expenses resulting from its obligations under contracts with vendors and consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiation and may result in payment flows that do not match the periods over which materials or services are provided by the vendor under the contracts. The Company’s objective is to reflect the clinical trial expenses in its financial statements by matching those expenses with the period in which the services and efforts are expended. The Company accounts for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. The Company makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on the facts and circumstances known at that time. Although, the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services relative to the actual status and timing of services performed may vary and may result in reported amounts that differ from the actual amounts incurred. There have been no material adjustments to the Company’s prior period estimates of accrued expenses for clinical trials.

(l) Deferred Rent

The Company’s lease for its facility provides for fixed increases in minimum annual rental payments. The total amount of rental payments due over the lease term is charged to rent expense ratably over the life of the lease. Deferred rent consists of the difference between cash payments and the recognition of rent expense on a straight-line basis.

(m) Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection from the customer is reasonably assured.

Net product revenues—The Company currently has a portfolio of enabling and delivery products. The Company recognizes revenues from product sales when title and risk of loss have passed to the customer, which typically occurs upon delivery. Product sale transactions are evidenced by customer purchase orders, customer contracts, invoices, and/or the related shipping documents.

Revenue is recognized net of provisions made for discounts, expected sales returns and allowances. Estimated returns and allowances are based on historical experience and other relevant factors. The Company accepts returns for unused, unopened and resellable product in its original packaging, subject to a restocking fee. The sales returns reserve was approximately $5,000 and $0 as of December 31, 2014 and 2013, respectively.

BioCardia, Inc.

Notes to Financial Statements (Continued)

(1) Summary of Business and Significant Accounting Policies (Continued)

Amounts received from customers in advance of revenue recognition are recorded as deferred revenues on the balance sheet.

Collaboration agreement revenues—Collaboration agreement revenue is income from agreements under which the Company provides biotherapeutic delivery systems and customer training and support on their use in clinical trials and studies. The Company evaluates activities under these agreements to determine if they represent a multiple element arrangement by identifying the deliverables included within the agreement. The Company accounts for these deliverables as separate units of accounting if the following two criteria are met:

•	The delivered items have value to the customer on a stand-alone basis

•	If there is a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and within the Company’s control

Factors considered in this determination include, among other things, whether any other vendors sell the items separately and if the customer could use the delivered item for its intended purpose without receipt of the remaining deliverables.

If multiple deliverables included in an arrangement are separable into different units of accounting, the Company allocates the arrangement consideration to those units of accounting based on their relative selling prices and recognizes the associated revenue when the appropriate recognition criteria are met for those deliverables. The amount of allocable arrangement consideration is limited to the amounts that are fixed and determinable.

(n) Shipping Costs

Costs incurred for the shipping of products to customers totaled approximately $16,000 and $24,000 in 2014 and 2013, respectively, and are included in cost of goods sold in the accompanying statements of operations.

(o) Product Warranties

The Company provides a standard warranty of serviceability on all its products for the duration of the products shelf life, generally one to two years. Estimated future warranty costs are accrued and charged to cost of goods sold in the period that the related revenue is recognized. Historical data and trends of product reliability and costs of repairing or replacing defective products are considered. Due to the low historical warranty claims experience, a general warranty accrual has not been required or recorded.

(p) Research and Development

The Company’s research and development costs are expensed as incurred. Research and development expense includes the costs of basic research activities as well as other research, engineering, and technical effort required to develop new products or services or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses. The Company’s research and development costs consist primarily of:

•	Salaries, benefits and other personnel-related expenses, including stock based compensation

•	Fees paid for services provided by clinical research organizations, research institutions, consultants and other outside service providers

•	Costs to acquire and manufacture materials used in research and development activities and clinical trials

•	Laboratory consumables and supplies

BioCardia, Inc.

Notes to Financial Statements (Continued)

(1) Summary of Business and Significant Accounting Policies (Continued)

•	Facility-related expenses allocated to research and development activities

•	Fees to collaborators to license technology

•	Depreciation expense for equipment used for research and development and clinical purposes.

(q) Stock Based Compensation

The Company measures and recognizes stock-based compensation expense for equity awards to employees, directors and consultants based on fair value at the grant date. Nonemployee awards are remeasured at each reporting date. The Company uses the Black-Scholes option pricing model (BSM), to calculate fair value. Stock-based compensation expense recognized in the statements of operations is based on options ultimately expected to vest, taking into consideration estimated forfeitures, and is recognized in the period the services are performed. Stock-based compensation expense is revised in subsequent periods, if necessary, if actual forfeitures differ from these estimates. When estimating forfeitures, the Company considers historic voluntary termination behaviors as well as trends of actual option forfeitures. For options granted to nonemployees, the Company revalues the stock-based compensation and the resulting change in fair value is recognized in the statements of operations over the period the related services are rendered.

The BSM option-pricing model requires the input of highly subjective assumptions, including the risk-free interest rate, the expected volatility in the value of the Company’s common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

Risk-free Interest Rate

The risk free interest rate assumption is based on the zero-coupon U.S. treasury instruments appropriate for the expected term of the stock option grants.

Expected Volatility

As the Company does not have a trading history for its common stock, the expected stock price volatility is estimated based on volatilities of a peer group of similar companies by taking the average historic volatility for these peers for a period equivalent to the expected term of the stock option grants. The peer group was developed based on companies in the biotechnology and medical device industries whose shares are publicly-traded.

Expected Term

The expected term represents the period of time that options are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock options awards granted, the expected life is determined using the simplified method, which is an average of the contractual terms of the option and its ordinary vesting period.

Common Stock Valuation

Due to the absence of a public market for the Company’s common stock, it is necessary to estimate the fair value of the common stock underlying the stock-based awards when performing fair value calculations using the BSM option-pricing model. The fair value of the common stock underlying the stock-based awards was assessed on each grant date by management and the Company’s board of directors. All options to purchase shares of the Company’s common stock have been granted with an exercise price per share no less than the fair value per share of the common stock underlying those options on the grant date.

BioCardia, Inc.

Notes to Financial Statements (Continued)

(1) Summary of Business and Significant Accounting Policies (Continued)

In the absence of a public trading market for the Company’s common stock, the estimated fair value was determined using methodologies, approaches and assumptions consistent with American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. These estimates require considerable judgment and the consideration of numerous objective and subjective factors to determine fair value. The Company engages third-party consultants with the requisite expertise to assist in the valuations. These estimates will not be necessary to determine fair value of new awards once the underlying shares are publicly traded.

(r) Income Taxes

The Company accounts for income taxes based on the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets, liabilities, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, forecasts of future taxable income and ongoing tax planning. In the event that the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance, which would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.

The Company recognizes and measures benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates its uncertain tax positions annually. Evaluations are based upon a number of factors, including the technical merits of the tax position, changes in facts or circumstances, changes in tax law, interactions with tax authorities during the course of audits, and effective settlement of audit issues. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense in the statements of operations and accrued interest and penalties within accrued liabilities in the balance sheets. No such interest and penalties have been recorded to date.

(s) Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are required to be recognized or disclosed at fair value in the financial statements. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments complexity.

The Company’s financial assets and liabilities consist principally of cash and cash equivalents, accounts receivable, accounts payable, warrants for convertible preferred stock, and convertible notes. The fair value of

BioCardia, Inc.

Notes to Financial Statements (Continued)

(1) Summary of Business and Significant Accounting Policies (Continued)

the Company’s cash equivalents is determined based on quoted prices in active markets for identical assets. The recorded values of the Company’s accounts receivable and accounts payable approximate their current fair values due to the relatively short-term nature of these accounts. The fair value of the Company’s convertible preferred stock warrants is measured using the BSM option pricing model. Convertible notes are recorded at amortized cost. Based on borrowing rates currently available for loans with similar terms, the carrying value of convertible notes approximates fair value.

(t) Net Loss per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock equivalents outstanding for the period determined using the treasury-stock method. Common stock equivalents are comprised of convertible preferred stock, notes convertible into preferred stock, warrants to purchase convertible preferred stock and options outstanding under our stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to our net loss position.

(u) Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

Pro forma basic and diluted net loss per share attributable to common stockholders has been computed to give effect to the conversion of the convertible preferred stock and convertible notes into common stock in connection with the Company’s initial public offering. The unaudited pro forma net loss per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received from the initial public offering.

(v) Unaudited Pro Forma Balance Sheet

The pro forma balance sheet as of December 31, 2014 presents the Company’s financial position as though all of the Company’s outstanding convertible preferred stock and convertible notes plus accrued interest had automatically converted into shares of common stock upon the completion of an initial public offering of the Company’s common stock. In addition, it reflects the expiration of the convertible preferred stock warrants through accumulated deficit, in accordance with their contractual terms. The shares of common stock issuable and the proceeds expected to be received in the initial public offering are excluded from such pro forma financial information.

(w) Recently Issued Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate, in connection with preparing financial statements for each annual and interim reporting period, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and provide related disclosures. This ASU will be effective for the Company in fiscal year 2016. Early adoption is permitted. The Company is currently assessing the future impact of this ASU on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires companies to recognize revenue when a customer obtains control rather than when companies have

BioCardia, Inc.

Notes to Financial Statements (Continued)

(1) Summary of Business and Significant Accounting Policies (Continued)

transferred substantially all the risk and rewards of a good or service. In addition, new and enhanced disclosures will be required. Companies can adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. ASU 2014-09 will become effective for annual and interim reporting periods beginning after December 15, 2017 under the extended transition period permitted by the JOBS Act. Early adoption is not permitted. The Company is currently assessing the impact the adoption of the new recognition guidance will have on the Company’s financial statements, if any, and the method of transition to be used.

(2) Fair Value Measurements

The fair value of financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The Company follows a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Level 1—quoted prices in active markets for identical assets and liabilities

Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3—unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth the fair value of our financial liabilities measured on a recurring basis as of December 31, 2014 and indicates the fair value hierarchy utilized to determine such fair value.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$3,184	$—	$—	$3,184
Liabilities:
Convertible preferred stock warrant liability	$—	$—	$558	$558

The following table sets forth the fair value of our financial liabilities measured on a recurring basis as of December 31, 2013 and indicates the fair value hierarchy utilized to determine such fair value.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$1,373	$—	$—	$1,373
Liabilities:
Convertible preferred stock warrant liability	$—	$—	$621	$621

The following table sets forth the fair value of our financial liabilities that the Company remeasured on a recurring basis (in thousands):

	2014	2013
Fair value of warrants at beginning of year	$621	$467
Decrease in fair value of warrants	(56)	(94)
Warrants issued	—	248
Warrants exercised and cancelled	(7)	—

	$558	$621

BioCardia, Inc.

Notes to Financial Statements (Continued)

(3) Product Recall

In March 2014, the Company announced a voluntary recall of its Morph AccessPro (MAP) Steerable Introducer Guide Catheter due to the potential presence of loose particulates that might present health risks to patients. During an in-process inspection, the Company discovered loose particulates in certain product lots that could enter a patient’s fluid path during use and result in an embolic event. As a result of the voluntary recall, the Company suspended all marketing activity related to the MAP products, halted production of the devices, and implemented a recall of all non-expired product with its customers. No customers have reported safety issues associated with use of the product prior to the recall.

Customers were offered a choice of three alternatives when returning the product: receive a credit that can be applied to a current or future sale, receive a cash refund or receive an alternative replacement product at no additional cost. The estimated credits and refunds related to the product returns and the associated shipping costs were recorded as a reduction of net product sales and increase in accrued liabilities. The estimated cost of replacement devices, including shipping, was recorded in cost of goods sold and in accrued liabilities. Actual returns and costs did not materially differ from these estimates.

The carrying value of the MAP inventories on hand, both unsold inventories and inventories received from customers in the recall, has been reduced to lower of cost or market with the related charge included in cost of goods sold in the statements of operations. 569 of MAP devices subject to the recall were reworked for resale to customers. The charge to write down inventories to lower of cost or market totaled approximately $173,000, net of inventory recoveries of approximately $139,000. The $139,000 in inventory recoveries is net of $56,000 estimated costs for rework which did not differ materially from actual costs.

The following table presents a summary of charges related to the recall recorded for the years ended December 31, (in thousands):

	2014	2013
Reduction of net product sales	$60	$193
Cost of goods sold	11	256

Total	$71	$449

Obligations for the estimated sales returns and estimated recall costs totaling approximately $324,000 were recorded in accrued liabilities at December 31, 2013. These liabilities were paid and settled during 2014. In addition to the charges recorded in connection with the recall, the Company also experienced lost sales related to the recall that are not included in the table above. The Morph Access Pro was reintroduced into the market in August 2014.

(4) Inventories

Inventories are stated at the lower of cost or net realizable value using the average cost method. Inventories consist of the following at December 31, (in thousands):

	2014	2013
Raw materials	$339	$314
Work in process	205	92
Finished goods	133	234

Total	$677	$640

BioCardia, Inc.

Notes to Financial Statements (Continued)

(4) Inventories (Continued)

Write downs for excess or expired inventory are based on management’s estimates of forecasted usage of inventories and are included in cost of goods sold. A significant change in the timing or level of demand for certain products as compared to forecasted amounts may result in recording additional write downs for excess or expired inventory in the future. Charges to cost of goods sold totaled approximately $71,000 and $23,000 in 2014 and 2013, respectively.

(5) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of December 31, (in thousands):

	2014	2013
Prepaid expenses	$117	$102
Convertible notes receivable	250	—

Total	$367	$102

(6) Property and Equipment, Net

Property and equipment, net consist of the following at December 31, (in thousands):

	2014	2013
Computer equipment and software	$143	$110
Furniture and fixtures	48	41
Laboratory and manufacturing equipment	274	259
Leasehold improvements	291	292

Property and equipment, gross	$756	$702
Less: accumulated depreciation	(684)	(636)

Property and equipment, net	$72	$66

Depreciation expense totaled approximately $47,000 and $100,000 for the years ended December 31, 2014 and 2013, respectively.

(7) Commitments

The Company leases office and laboratory space under a non-cancelable operating lease that expires in 2016, with an option to extend through 2019. Rent expense is recognized straight line over the life of the lease. Rental expense was approximately $266,000 and $234,000 for the years ended December 31, 2014 and 2013, respectively. Future minimum lease payments under the lease as of December 31, 2014 are as follows (in thousands):

	2015	2016
Year ending December 31:	$288	$296

(8) Collaborative Agreements

The Company has entered into various collaborations related to preclinical development. These agreements allow partners to utilize the Company’s enabling device catheter technology, training, and support in clinical research studies to determine the suitability of the Company’s products for use in the clinical delivery of certain biotherapeutics. Under the terms of these agreements, the Company typically receives a use fee for the catheters

BioCardia, Inc.

Notes to Financial Statements (Continued)

(8) Collaborative Agreements (Continued)

and payment for training provided. The Company also gains access to certain data generated by its partners and collaborators for use in its own product development efforts and also receives nonexclusive patent rights to any BioCardia technology improvement inventions.

In April 2008, the Company entered into a clinical research agreement to provide catheters, training, and support to a partner for use in a clinical trial to determine the safety and performance of the Company’s catheters in conjunction with certain biotherapeutics for cardiovascular indications. The agreement was accounted for as a single unit of accounting as the elements delivered do not have stand-alone value. Approximately $392,000 in revenue was recognized under the terms of the agreement in 2013. The agreement terminated upon completion of the study in October 2013.

(9) Accrued Liabilities

Accrued liabilities consisted of the following as of December 31, (in thousands):

	2014	2013
Accrued expenses	$725	$302
Product recall liability	—	324
Clinical trial accrual	188	188
Customer deposits	90	25

Total	$1,003	$839

(10) Convertible Preferred Stock Warrant Liability

The Company has historically issued warrants to purchase shares of the Company’s preferred stock in connection with certain preferred stock offerings and note financings. The Company issued 382,500 warrants to purchase Series D convertible preferred stock in connection with promissory notes to certain investors from 2005 to 2007. In June 2011, the Company issued 375,042 warrants to purchase Series F convertible preferred stock in connection with Series F convertible preferred stock issued in 2011. In April 2013, the Company issued 182,049 warrants to purchase Series F preferred stock in connection with promissory notes to certain investors in 2012. In April and May 2013, the Company issued 332,879 warrants to purchase Series F convertible preferred stock in connection with Series F convertible preferred stock issued in 2013.

From May to August 2014, 321,058 shares of Series F convertible preferred stock warrants were exercised for approximately $562,000 in cash.

BioCardia, Inc.

Notes to Financial Statements (Continued)

(10) Convertible Preferred Stock Warrant Liability (Continued)

The outstanding Series D and Series F convertible preferred stock warrants are as follows (in thousands):

	Exercise price per share	Value at grant date	Issue date	Expiration date	Shares as of December 31		Estimated fair value as of December 31
Share class					2014	2013	2014	2013
Series D	$1.00	1.00	November 2005	November 2015	37,500	37,500	17	13
Series D	1.00	1.00	January 2006	January 2016	120,000	120,000	55	43
Series D	1.00	1.00	July 2007	July 2017	75,000	75,000	36	36
Series D	1.00	1.00	August 2007	August 2017	75,000	75,000	36	36
Series D	1.00	1.00	September 2007	September 2017	75,000	75,000	36	36
Series F	1.75	1.75	June 2011	June 2014	—	375,042	—	108
Series F	1.75	1.75	April 2013	April 2016	328,021	328,021	221	218
Series F	1.75	1.75	April 2013	October 2017	177,764	177,764	151	125
Series F	1.75	1.75	April 2013	November 2017	4,285	4,285	3	3
Series F	1.75	1.75	May 2013	May 2016	4,858	4,858	3	3

					897,428	1,272,470	558	621

The fair value of the warrants is included in current liabilities in the balance sheets and was determined using the BSM valuation model using the following assumptions:

	2014	2013
Risk-free interest rate	0.25 – 1.10%	0.10 – 1.27%
Volatility	76.6 – 117.2%	53.7 – 64.3%
Dividend yield	None	None
Contractual term	1.0 – 2.8 years	0.4 – 3.7 years

The contractual term of the warrants represents the period of time remaining before the warrants expire. Since the Company’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk free rate is based on the U.S. Treasury yield curve with a maturity equal to the remaining contractual term of the warrant.

(11) Convertible Notes

The Company executed promissory notes with various investors between October 2012 and December 2012, resulting in proceeds to the Company of $2.1 million. The notes were due and payable on demand after the one-year anniversary of issuance and were callable upon a decision of a majority of the holders of the outstanding note principal. At the Company’s election, the outstanding principal and interest was convertible to the next series of the Company’s financing where the proceeds exceeded $4 million in aggregate. The Company also issued warrants to purchase Series F preferred stock in an amount equal to 15% of the principal amount of convertible notes, divided by the exercise price of $1.75. The warrants were initially valued using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.51%, volatility of 53.7%, an expected life of five years and no dividends. As the warrants are accounted for as liabilities (see Note 10), the proceeds from the notes were allocated first to the warrants with the residual amount being allocated to the notes resulting in the recording of a debt discount of approximately $146,000. The notes and accrued interest converted to Series F preferred stock in April 2013 at $1.75 per share, which was the original issuance price of Series F convertible preferred stock. The related debt discount was amortized using the straight line method over the actual term of the note, which approximates the results from using the effective interest

BioCardia, Inc.

Notes to Financial Statements (Continued)

(11) Convertible Notes (Continued)

method. Approximately $116,000 of debt discount amortization was recognized during the year ended at December 31, 2013. Interest was accrued on these notes at 7% per year. The Company recorded approximately $165,000 of interest expense in 2013.

From March to December 2014, the Company entered into note agreements with various stockholders of the Company and other lenders for a total of $7.5 million. As discussed in Note 18, on January 7, 2015, the outstanding principal and interest converted into shares of Series F convertible preferred stock at $1.75, which was the original issue price of the Series F convertible preferred stock. The principal balance outstanding was $7.5 million at December 31, 2014. Interest was accrued on these notes at 8% per year. The Company recorded approximately $269,000 of interest expense in 2014.

(12) Convertible Preferred Stock

Each share of convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which each share can be converted. Each share of convertible preferred stock is convertible at the holders’ option at any time into common stock on a one-for-one basis, subject to adjustment for antidilution. Conversion is automatic upon the closing of an underwritten public offering with proceeds equal to or exceeding $10.0 million. Holders of the preferred stock, in preference to the holders of common stock, are entitled to receive dividends, when and if declared by the Board of Directors, but only out of funds legally available. No dividends have been declared from inception to December 31, 2014.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A, Series B, Series C, Series D, Series E, and Series F convertible preferred stock are entitled to receive, in preference to any distribution of assets to the holders of Common Stock and the preferred stock holders in subsequent series, an amount equal to the original issue price $0.40, $1.00, $0.57, $1.00, $1.50, and $1.75 per share for the Series A, Series B, Series C, Series D, Series E, and Series F convertible preferred stock, respectively, plus all declared and unpaid dividends on the preferred stock. If upon the liquidation, dissolution, or winding up of the Company, the assets of the Company legally available for distribution to the holders of the convertible preferred stock are insufficient to permit the payment as described above, the entire assets of the Company legally available for distribution shall be distributed first with equal priority and pro rata among the holders of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

Thereafter, the remaining assets of the Company available for distribution to stockholders will be distributed among the holders of common stock.

In 2002, the Company issued Series A convertible preferred stock to acquire tangible and intangible assets from a related party. The preferred stock and assets were measured at the historical cost of zero.

In 2013, the Company issued 4,161,152 shares of Series F convertible preferred stock and 332,879 warrants to purchase Series F convertible preferred stock for net proceeds of approximately $7.3 million, $5.1 million in cash and $2.2 million upon conversion of notes, net of issuance costs of approximately $25,000. The preferred stock warrants issued in conjunction with this financing were initially valued at approximately $248,000, using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.32%, volatility of 64.3%, an expected life of three years and no dividends. As the warrants are liability classified the proceeds were allocated first to the warrants and the residual was allocated to the preferred stock.

As discussed in Note 10, in 2014 the Company issued 321,058 shares of Series F convertible preferred stock upon the exercise of warrants to purchase Series F convertible preferred stock for net proceeds of approximately $562,000.

BioCardia, Inc.

Notes to Financial Statements (Continued)

(12) Convertible Preferred Stock (Continued)

As of December 31, 2014, the Company had insufficient authorized shares to allow for conversion of the outstanding shares of preferred stock at that date. As a result, preferred stock has been classified as temporary equity at December 31, 2014. In addition, the difference between the amount recorded in equity upon original issuance and the amount potentially due in cash to shareholders to satisfy the conversion commitment has been recognized as a deemed dividend and recorded to increase the preferred stock with an offsetting charge to additional paid in capital to the extent available, as the Company had insufficient retained earnings, and any amount in excess of additional paid in capital has been recognized as an increase to accumulated deficit. The deemed dividend increases the net loss attributable to common stockholders used to calculate net loss per share.

At December 31, 2014, convertible preferred stock consisted of the following (in thousands, except share data):

	Shares		Liquidation amount	Carrying value
	Authorized	Outstanding
Series A	7,703,785	7,703,785	$3,082	$3,082
Series B	2,567,390	2,567,390	2,567	2,567
Series C	3,256,601	3,168,882	1,806	1,806
Series D	11,773,243	11,390,743	11,391	11,391
Series E	2,212,960	2,212,960	3,319	3,319
Series F	11,416,717	9,170,401	16,048	16,048

Total convertible preferred stock	38,930,696	36,214,161	$38,213	$38,213

At December 31, 2013, convertible preferred stock consisted of the following (in thousands, except share data):

	Shares		Liquidation amount	Carrying value
	Authorized	Outstanding
Series A	7,703,785	7,703,785	$3,082	$—
Series B	2,567,390	2,567,390	2,567	2,553
Series C	3,256,601	3,168,882	1,806	1,846
Series D	11,773,243	11,390,743	11,391	11,355
Series E	2,212,960	2,212,960	3,319	3,300
Series F	11,416,717	8,849,343	15,486	14,946

Total convertible preferred stock	38,930,696	35,893,103	$37,651	$34,000

(13) Share-Based Compensation

The Company has granted share-based compensation under its 2002 Stock Option Plan. The exercise price of options granted in 2014 was equivalent to the fair market value of the stock at the date of grant. No options were granted in 2013. The number of shares, terms, and vesting periods are determined by the Company’s board of directors or a committee thereof on an option-by-option basis. Options generally vest ratably over service periods of four years and expire 10 years from the date of grant. Compensation cost for employee stock-based awards is based on the grant-date fair value and will be recognized over the vesting period of the applicable award on a straight-line basis.

BioCardia, Inc.

Notes to Financial Statements (Continued)

(13) Share-Based Compensation (Continued)

The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation. Stock compensation attributable to manufacturing operations was not significant and was expensed directly to cost of goods sold in the statements of operations. Share-based compensation expense for the years ended December 31, 2014 and 2013 was recorded as follows (in thousands):

	2014	2013
Cost of goods sold	$9	$4
Research and development	36	12
Selling, general and administrative	156	58

Employee share-based compensation expense	$201	$74

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the weighted average assumptions in the table below. The weighted average grant-date fair value of options granted in 2014 was $0.23 per share. No options were granted in 2013.

2014
Risk-free interest rate	1.97–2.24%
Volatility	48–84%
Dividend yield	None
Expected term	6.3 years

Unrecognized stock-based compensation for employee options granted through December 31, 2014 is approximately $697,000 to be recognized over a remaining weighted average service period of 3.3 years.

The Company uses the simplified method for determining the expected term of its option grants, whereby the expected period the options are expected to be outstanding is determined by calculating the midpoint between the date of full vesting and the contractual life. Since the Company’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate is based on the U.S. Treasury yield curve with a maturity equal to the expected term of the option at the time of grant. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest.

BioCardia, Inc.

Notes to Financial Statements (Continued)

(13) Share-Based Compensation (Continued)

A summary of activity is as follows:

		Options outstanding
	Shares available for grant	Number of shares	Weighted average exercise price	Weighted average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance, December 31, 2012	514,118	3,008,762	$0.33
Stock options granted	—	—	—
Stock options exercised	—	(50,000)	0.23
Stock options cancelled	138,416	(138,416)	0.34

Balance, December 31, 2013	652,534	2,820,346	0.33	6.2	$75
Additional shares authorized	3,500,000	—	—
Stock options granted	(3,607,685)	3,607,685	0.44
Stock options exercised	—	(4,604)	0.11
Stock options cancelled	388,126	(388,126)	0.29

Balance, December 31, 2014	932,975	6,035,301	0.40	7.7	$3,086

During the year ended December 31, 2014 the Company granted stock options to employees to purchase 3,547,685 shares of common stock with a weighted-average grant date fair value of $0.23 per share. There were no grants in the year ended December 31, 2013. The total estimated fair value of options vested during the years ended December 31, 2014 and 2013 was approximately $153,000 and $72,000, respectively.

The aggregate intrinsic value of options exercised during the years ended December 31, 2014 and 2013 was approximately $2,000 and $6,000, respectively. The Company has not capitalized or recognized an income tax benefit from the exercise of any stock options as the Company continues to record a full valuation allowance on its deferred tax assets.

The options outstanding and exercisable by exercise price as of December 31, 2014, are as follows:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Number Vested and Exercisable	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
$0.10	227,500	1.61	227,500	$0.10	1.61
$0.33	1,421,683	6.69	1,185,808	$0.33	6.66
$0.40	767,600	3.54	767,600	$0.40	3.54
$0.44	3,430,018	9.35	442,804	$0.44	9.12
$0.46	118,500	9.97	47,754	$0.46	9.98
$0.50	70,000	5.25	70,000	$0.50	5.25

	6,035,301	7.66	2,741,466		5.78

At December 31, 2014, there were 6,035,301 options vested and expected to vest with a weighted-average exercise price of $0.40, a weighted-average remaining contractual term of 7.7 years and an aggregate intrinsic value of $3.1 million.

BioCardia, Inc.

Notes to Financial Statements (Continued)

(13) Share-Based Compensation (Continued)

Nonemployee Stock-Based Compensation

During the year ended December 31, 2014, the Company granted options to purchase 60,000 shares of common stock to consultants. These options were granted in exchange for consulting services to be rendered and vest over the term specified in the grant, which correlates to the period the services are rendered. No options were granted during the year ended December 31, 2013.

The Company accounts for stock-based compensation arrangements with nonemployees, using the BSM option pricing model, based on the fair value as these instruments vest. Accordingly, at each reporting date, the Company revalues stock-based compensation and the resulting change in fair value is recognized in the statements of operations over the period the related services are rendered. In connection with its grant of options and stock awards to nonemployees, the Company has recognized stock-based compensation of approximately $33,000 in 2014 and ($3,000) in 2013. The following assumptions were used to value the awards.

	2014	2013
Risk-free interest rate	1.75 – 2.53%	1.24 – 2.75%
Volatility	40 – 84%	64 – 72%
Dividend yield	None	None
Expected term	10 years	10 years

(14) Revenue Concentrations

Most of the Company’s customers are located in the United States. One customer accounted for 5.2% of revenue in 2014 and two customers accounted for 12% of accounts receivable at December 31, 2014. The Company’s single largest customer accounted for approximately 23% of total revenues in 2013 and 31% of accounts receivable as of December 31, 2013.

(15) Net Loss and Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

The following table sets forth the computation of the basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2014 and 2013 (in thousands, except share and per share data):

	Twelve Months Ended December 31,
	2014	2013
Numerator:
Net loss	$(6,562)	$(5,522)
Accretion of convertible preferred stock	(3,644)	—

Net loss attributable to common stockholders	$(10,206)	$(5,522)

Denominator
Weighted average shares used to compute net loss per share, basic and diluted	6,807,801	6,760,863

Net loss per share, basic and diluted	$(1.50)	$(0.82)

BioCardia, Inc.

Notes to Financial Statements (Continued)

(15) Net Loss and Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders (Continued)

The following outstanding common stock equivalents were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	December 31,
	2014	2013
Convertible preferred stock	36,214,161	35,893,103
Notes convertible into preferred stock	4,439,540	—
Stock options to purchase common stock	6,035,301	2,820,346
Convertible preferred stock warrants	897,428	1,272,470

Total	47,586,430	39,985,919

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders during the year ended December 31, 2014 (in thousands, except for share and per share amounts):

December 31, 2014
(unaudited)
Net loss attributable to common stockholders	$(10,206)
Accretion of convertible preferred stock	3,644

Net loss used in computing pro forma
net loss per share attributable to common stockholders, basic and diluted	(6,562)

Shares used in computing net loss per share attributable to common stockholders, basic and diluted	6,807,801
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	36,214,161
Pro forma adjustments to reflect assumed conversion of convertible notes	4,439,540

Shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	47,461,502

Pro form net loss per share attributable to common stockholders, basic and diluted	$(0.14)

(16) Income Taxes

The Company’s provision for income taxes for the years ended December 31, 2014 and 2013 was $0 for both years.

BioCardia, Inc.

Notes to Financial Statements (Continued)

(16) Income Taxes (Continued)

The provision for income taxes differs from the amount which would result by applying the federal statutory income tax rate to pre-tax income/(loss) for the years ended December 31, 2014 and 2013. The reconciliation of the provision computed at the federal statutory rate to the Company’s provision (benefit) for income taxes is as follows (in thousands):

	2014	2013
Tax at federal statutory rate	($2,231)	($1,878)
State, net of federal benefit	(253)	(260)
Research and development credit	(48)	(128)
Stock-based compensation	58	25
Nondeductible interest	92	56
Warrant revaluation	(19)	(32)
Other	6	9
Increase in valuation allowance	2,395	2,208

Total provision for income taxes	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as net operating loss and tax credit carryforwards, net of any adjustment for unrecognized tax benefits. The components of the net deferred income tax assets as of December 31, 2014 and 2013 were as follows (in thousands):

	2014	2013
Accrued compensation	$151	$100
Inventory adjustments	231	136
Recall liability	—	123
Deferred rent	21	17
Depreciation and amortization—noncurrent	331	355
Stock-based compensation	55	26
Net operating loss and tax credit carryforwards—noncurrent	15,439	13,030
Section 481A Adjustment	(48)	0
Other	2	0

Gross Deferred Tax Asset	16,182	13,787
Valuation Allowance	(16,182)	(13,787)

Net deferred tax asset	$—	$—

The Company has approximately $36.1 million and $33.4 million of federal and state net operating loss carryforwards, respectively, as of December 31, 2014. For tax reporting purposes, operating loss carryforwards are available to offset future taxable income; such carryforwards expire in varying amounts beginning in 2022 and 2015 for federal and state purposes, respectively. Under current federal and California law, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. The Company’s deferred tax asset and related valuation allowance would be reduced as a result.

BioCardia, Inc.

Notes to Financial Statements (Continued)

(16) Income Taxes (Continued)

At December 31, 2014, the Company had federal and state research and development credits of approximately $1.0 million and $868,000 available to offset future federal and state income taxes, respectively. The federal tax credit carryforward expires beginning in 2028. The state credit carryforward has no expiration.

The Company does not believe that these assets are realizable on a more-likely-than-not basis; therefore, the net deferred tax assets have been fully offset by a valuation allowance. The Company did not have any deferred tax liabilities as of December 31, 2014 or 2013. The net increase in the total valuation allowance for the years ending December 31, 2014 was approximately $2.4 million, primarily from the net operating losses generated.

No liability related to uncertain tax positions is reported in the financial statements.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in thousands):

	2014	2013
Balance, beginning of year	472	313
Additions based on tax positions related to the current year	69	98
Additions for tax positions related to prior years	—	61
Reductions for tax positions related to prior years	(55)	—

Balance, end of year	486	472

Approximately $314,000 and $270,000 of unrecognized tax benefits would impact the effective tax rate at December 31, 2014 and 2013, respectively, if recognized.

The Company is subject to U.S. federal, California, Colorado, Georgia, Michigan, and New Jersey income taxes. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company was incorporated in 2002 and is subject to U.S. federal, state and local tax examinations by tax authorities for all prior years.

(17) Contingencies

The Company may be subject to various claims, complaints, and legal actions that arise from time to time in the normal course of business. Management does not believe that the Company is party to any currently pending legal proceedings, the outcome of which will have a material adverse effect on the Company’s operations or financial position. There can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows.

(18) Subsequent Events

On January 7, 2015, the outstanding principal and interest related to $7.5 million convertible notes issued in 2014 converted into 4,446,100 shares of Series F convertible preferred stock at $1.75 per share.

BIOCARDIA, INC.

Condensed Balance Sheets

(In thousands, except share and per share amounts)

	March 31, 2015	December 31, 2014	Pro forma March 31, 2015
	(unaudited)		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,829	3,184	1,829
Accounts receivable, net of allowance for doubtful accounts of $0	117	172	117
Inventory	780	677	780
Prepaid expenses and other current assets	106	367	106
Deferred financing costs	545	48	545

Total current assets	3,377	4,448	3,377
Property and equipment, net	64	72	64
Other assets	43	43	43

Total assets	$3,484	4,563	3,484

Liabilities, Convertible Preferred Stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$407	314	407
Accrued liabilities	1,224	1,003	1,224
Deferred rent	24	22	24
Deferred revenue	39	39	39
Convertible preferred stock warrant liability	580	558	—
Convertible notes	—	7,500	—

Total current liabilities	2,274	9,436	1,694
Deferred rent	23	31	23

Total liabilities	2,297	9,467	1,717

Convertible preferred stock, $0.001 par value, 38,930,696 shares authorized, 36,214,161 issued and outstanding; liquidation preference of $38,213; no shares issued and outstanding pro froma	—	38,213	—
Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value, 43,502,124 shares authorized, 40,660,261 shares issued and outstanding, liquidation preferrence of $45,994; no shares issued or outstanding pro forma	45,994	—	—
Common stock, $0.001 par value, 60,000,000 shares authorized, 6,811,628 and 6,809,628 shares issued and outstanding in March 2015 and December 2014, respectively; 48,369,317 shares issued and outstanding pro forma March 31, 2015	7	7	48
Additional paid-in capital	66	—	46,599
Accumulated deficit	(44,880)	(43,124)	(44,880)

Total stockholders’ equity (deficit)	1,187	(43,117)	1,767

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$3,484	4,563	3,484

See accompanying notes to the condensed financial statements.

BIOCARDIA, INC.

Condensed Statements of Operations

(In thousands)

	Three Months Ended March 31,
	2015	2014
	(unaudited)
Revenue:
Net product revenue	$240	166
Collaboration agreement revenue	10	4

Total revenue	250	170

Costs and expenses:
Cost of goods sold	210	321
Research and development	393	404
Selling, general and administrative	1,370	975

Total costs and expenses	1,973	1,700

Operating loss	(1,723)	(1,530)

Other expense:
Interest expense	(12)	(13)
Other expense	(21)	(96)

Total other expense	(33)	(109)

Net loss	$(1,756)	(1,639)

Net loss per share, basic and diluted	$(0.26)	(0.24)

Weighted-average shares used in computing net loss per share,basic and diluted	6,810,961	6,805,024

Pro forma net loss per share, basic and diluted	$(0.04)

Pro forma weighted-average shares used in computing net loss per share, basic and diluted	47,471,222

See accompanying notes to the condensed financial statements.

BIOCARDIA, INC.

Condensed Statements of Cash Flows

(In thousands)

	Three Months Ended March 31,
	2015	2014
	(unaudited)
Operating activities:
Net loss	$(1,756)	(1,639)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11	11
Change in fair value of convertible preferred stock warrant liability	22	96
Stock based compensation	66	23
Interest expense on convertible notes	12	13
Changes in operating assets and liabilities:
Accounts receivable	55	96
Inventory	(103)	63
Prepaid expenses and other current assets	11	28
Accounts payable	93	157
Accrued liabilities excluding accrued interest on convertible note	(7)	19
Deferred rent	(6)	20

Net cash used in operating activities	(1,602)	(1,113)

Investing activities:
Purchase of property and equipment	(3)	(8)

Net cash used in investing activities	(3)	(8)

Financing activities:
Proceeds from issuance of convertible notes	250	2,500

Net cash provided by financing activities	250	2,500

Net increase (decrease) in cash and cash equivalents	(1,355)	1,379
Cash and cash equivalents at beginning of period	3,184	1,373

Cash and cash equivalents at end of period	$1,829	2,752

Supplemental disclosure for noncash investing and financing activities:
Conversion of convertible shareholder note and related accrued interest payable	7,781	—
Accrual of deferred financing costs	(497)	(33)

See accompanying notes to the condensed financial statements.

BioCardia, Inc.

Notes to Condensed Financial Statements

(1) Summary of Business and Significant Accounting Policies

(a) Unaudited Interim Financial Statements

The accompanying condensed balance sheet as of March 31, 2015 and the condensed statements of operations and cash flows for the three months ended March 31, 2015 and 2014 are unaudited. The unaudited interim condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments which include only normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2015 and the results of operations and cash flows for the three months ended March 31, 2015 and 2014. The financial data and other information disclosed in these notes to the condensed financial statements related to the three-month periods are unaudited. The results for the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015 or for any other interim period or for any other future year. These condensed financial statements should be read in conjunction with our audited financial statements included elsewhere in this prospectus.

(b) Going Concern and Liquidity

The accompanying condensed financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred significant net losses and negative cash flows from operations since its inception and had an accumulated deficit of $44.9 million as of March 31, 2015 that raise substantial doubt about its ability to continue as a going concern. Management expects operating losses and negative cash flows to continue through at least 2018.

Management believes cash as of March 31, 2015 together with proceeds from financing activities in May 2015 is sufficient to fund the net cash needs of the Company through November 2015. Management plans to raise additional capital, potentially including debt and equity arrangements, to finance the Company through an initial public offering in the third quarter of 2015. If adequate funds are not available, the Company may be required to reduce operating expenses, delay or reduce the scope of its product development programs, obtain funds through arrangements with others that may require the Company to relinquish rights to certain of its technologies or products that the Company would otherwise seek to develop or commercialize itself, or cease operations. While the Company believes in the viability of its strategy to raise additional funds, there can be no assurances to that effect. The accompanying condensed financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

(c) Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are required to be recognized or disclosed at fair value in the financial statements. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments complexity.

The Company’s financial assets and liabilities consist principally of cash and cash equivalents, accounts receivable, accounts payable, warrants for convertible preferred stock, and convertible shareholder notes. The fair value of the Company’s cash equivalents is determined based on quoted prices in active markets for identical assets. The recorded values of the Company’s accounts receivable and accounts payable approximate their current fair values due to the relatively short-term nature of these accounts. The fair value of the Company’s

BioCardia, Inc.

Notes to Condensed Financial Statements  (Continued)

(1) Summary of Business and Significant Accounting Policies  (Continued)

convertible preferred stock warrants is measured using the Black-Scholes option pricing model. Convertible shareholder notes are recorded at amortized cost. Based on borrowing rates currently available for loans with similar terms, the carrying value of convertible shareholder notes approximates fair value.

(d) Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. Common stock equivalents are comprised of common stock, convertible preferred stock, notes convertible into preferred stock, warrants to purchase convertible preferred stock, and options outstanding under our stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to our net loss position.

(e) Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of the convertible preferred stock into common stock in connection with the Company’s initial public offering. The unaudited pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from the initial public offering.

(f) Unaudited Pro Forma Condensed Balance Sheet

The pro forma condensed balance sheet as of March 31, 2015 presents the Company’s financial position as though all of the Company’s outstanding convertible preferred stock had automatically converted into shares of common stock upon the completion of an initial public offering of the Company’s common stock. In addition, it reflects the expiration of the convertible preferred stock warrants through accumulated deficit, in accordance with their contractual terms. The shares of common stock issuable and the proceeds expected to be received in the initial public offering are excluded from such pro forma financial information.

(2) Fair Value Measurements

The fair value of financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The Company follows a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Level 1 – quoted prices in active markets for identical assets and liabilities

Level 2 – observable inputs other than quoted prices in active markets for identical assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

BioCardia, Inc.

Notes to Condensed Financial Statements  (Continued)

(2) Fair Value Measurements  (Continued)

The following table sets forth the fair value of our financial liabilities measured on a recurring basis as of March 31, 2015 and indicates the fair value hierarchy utilized to determine such fair value.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$1,829	—	—	1,829
Liabilities:
Convertible preferred stock warrant liability	$—	—	580	580

The following table sets forth the fair value of our financial liabilities measured on a recurring basis as of December 31, 2014 and indicates the fair value hierarchy utilized to determine such fair value.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$3,184	—	—	3,184
Liabilities:
Convertible preferred stock warrant liability	$—	—	558	558

The following table sets forth the fair value of our financial liabilities that the Company remeasured on a recurring basis (in thousands):

Fair value of warrants at December 31, 2014	$558
Increase in fair value of warrants	22

Fair value of warrants at March 31, 2015	$580

(3) Product Recall

In March 2014, the Company announced a voluntary recall of its Morph Access Pro (MAP) Steerable Introducer Guide Catheter due to the potential presence of loose particulates that might present health risks to patients. As a result of the voluntary recall, the Company suspended all marketing activity related to the MAP products, halted production of the devices, and implemented a recall of all non-expired product with its customers. No customers have reported safety issues associated with use of the product prior to the recall. The products were reintroduced to the market in the second half of 2014.

Customers were offered a choice of three alternatives when returning the product: receive a credit that can be applied to a current or future sale, receive a cash refund or receive an alternative replacement product at no additional cost. The estimated credits and refunds related to the product returns and the associated shipping costs were recorded as a reduction of net product sales and increase in accrued liabilities. The estimated cost of replacement devices, including shipping, was recorded in cost of goods sold and in accrued liabilities. Actual returns and costs did not materially differ from these estimates.

The carrying value of the MAP inventories on hand, both unsold inventories and inventories received from customers in the recall, has been reduced to lower of cost or market with the related charge included in cost of goods sold in the statements of operations. 569 of MAP devices subject to the recall were reworked for resale to customers. The charge to write down inventories to lower of cost or market totaled approximately $173,000, net of inventory recoveries of approximately $139,000, and was recorded in 2013.

BioCardia, Inc.

Notes to Condensed Financial Statements  (Continued)

(3) Product Recall  (Continued)

The following table presents a summary of charges related to the recall recorded for the three months ended March 31, (in thousands):

	2015	2014
Reduction of net product sales	$—	55
Cost of goods sold	—	20

Total	$—	75

(4) Inventories

Inventories are stated at the lower of cost or net realizable value using the average cost method. Inventories consist of the following (in thousands):

	March 31, 2015	December 31, 2014
Raw materials	$305	339
Work in process	262	205
Finished goods	213	133

	$780	677

Write downs for excess or expired inventory are based on management’s estimates of forecasted usage of inventories and are included in cost of goods sold. A significant change in the timing or level of demand for certain products as compared to forecasted amounts may result in recording additional write downs for excess or expired inventory in the future. Charges to cost of goods sold totaled approximately $0 and $30,000 for the three months ended March 31, 2015 and 2014, respectively.

(5) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	March 31, 2015	December 31, 2014
Prepaid expenses	$106	117
Convertible note receivable	—	250

	$106	367

(6) Property and Equipment, Net

Property and equipment, net consist of the following (in thousands):

	March 31, 2015	December 31, 2014
Computer equipment and software	$143	143
Laboratory and manufacturing equipment	277	274
Furniture and fixtures	48	48
Leasehold improvements	291	291

Property and equipment, gross	759	756
Less accumulated depreciation	(695)	(684)

Property and equipment, net	$64	72

BioCardia, Inc.

Notes to Condensed Financial Statements  (Continued)

(6) Property and Equipment, Net  (Continued)

Depreciation expense totaled approximately $11,000 for the three months ended March 31, 2015 and 2014.

(7) Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	March 31, 2015	December 31, 2014
Accrued expenses	$937	725
Clinical trial accrual	188	188
Customer deposits	99	90

	$1,224	1,003

(8) Convertible Preferred Stock Warrant Liability

The Company has historically issued warrants to purchase shares of the Company’s preferred stock in connection with certain preferred stock offerings and shareholder note financings. The Company issued 382,500 warrants to purchase Series D convertible preferred stock in connection with promissory notes to certain investors from 2005 to 2007. In April 2013, the Company issued 182,049 warrants to purchase Series F preferred stock in connection with promissory notes to certain investors in 2012. In April and May 2013, the Company issued 332,879 warrants to purchase Series F convertible preferred stock in connection with Series F convertible preferred stock issued in 2013. From May to August 2014, 321,058 shares of Series F convertible preferred stock warrants were exercised for approximately $562,000 in cash.

The outstanding Series D and Series F convertible preferred stock warrants are as follows (in thousands):

	Exercise price per share	Value of preferred stock at grant date			Shares		Estimated fair value
Share class			Issue date	Expiration date	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Series D	$1.00	1.00	November 2005	November 2015	37,500	37,500	14	17
Series D	1.00	1.00	January 2006	January 2016	120,000	120,000	48	55
Series D	1.00	1.00	July 2007	July 2017	75,000	75,000	35	36
Series D	1.00	1.00	August 2007	August 2017	75,000	75,000	35	36
Series D	1.00	1.00	September 2007	September 2017	75,000	75,000	35	36
Series F	1.75	1.75	April 2013	April 2016	328,021	328,021	257	221
Series F	1.75	1.75	April 2013	October 2017	177,764	177,764	149	151
Series F	1.75	1.75	April 2013	November 2017	4,285	4,285	3	3
Series F	1.75	1.75	May 2013	May 2016	4,858	4,858	4	3

					897,428	897,428	580	558

The fair value of the warrants is included in current liabilities in the balance sheets and was determined using the Black-Scholes valuation model using the following assumptions for the three months ended March 31, 2015 and December 31, 2014, respectively:

	March 31, 2015	December 31, 2014
Risk-free interest rate	0.26–0.73%	0.25–1.10%
Volatility	79.4–113.8%	76.6–117.2%
Dividend yield	None	None
Contractual term	0.8–2.5 years	1.0–2.8 years

BioCardia, Inc.

Notes to Condensed Financial Statements  (Continued)

(8) Convertible Preferred Stock Warrant Liability  (Continued)

The contractual term of the warrants represents the period of time remaining before the warrant expires. Since the Company’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk free rate is based on the U.S. Treasury yield curve with a maturity equal to the remaining contractual term of the warrant.

(9) Convertible Shareholder Notes

From March to December 2014, the Company entered into note agreements with various shareholders of the Company and other lenders for a total of $7.5 million. On January 7, 2015, the outstanding principal and interest converted into shares of Series F convertible preferred stock at $1.75, which was the original issue price of the Series F convertible preferred stock. The principal balance outstanding was $7.5 million at December 31, 2014. Interest was accrued on these notes at 8% per year. The Company recorded approximately $12,000 and $13,000 of interest expense in the three months ended March 31, 2015 and 2014, respectively.

(10) Convertible Preferred Stock

As of December 31, 2014, the Company had insufficient authorized shares to allow for conversion of the outstanding shares of preferred stock at that date. As a result, preferred stock has been classified as temporary equity at December 31, 2014. In addition, the difference between the amount recorded in equity upon original issuance and the amount potentially due in cash to shareholders to satisfy the conversion commitment has been recognized as a deemed dividend and recorded to increase the preferred stock with an offsetting charge to additional paid in capital to the extent available as the Company had insufficient retained earnings and any amount in excess of the additional paid-in capital has been recognized as an increase to accumulated deficit. Sufficient additional shares were authorized in January 2015 and the carrying value of the preferred stock at that time was reclassified to equity.

At March 31, 2015, convertible preferred stock consisted of the following (in thousands, except share data):

	Shares		Liquidation amount	Carrying Value
	Authorized	Outstanding
Series A	7,703,785	7,703,785	$3,082	$3,082
Series B	2,567,390	2,567,390	2,567	2,567
Series C	3,256,601	3,168,882	1,806	1,806
Series D	11,773,243	11,390,743	11,391	11,391
Series E	2,212,960	2,212,960	3,319	3,319
Series F	15,988,145	13,616,501	23,829	23,829

Total convertible preferred stock	43,502,124	40,660,261	$45,994	$45,994

BioCardia, Inc.

Notes to Condensed Financial Statements  (Continued)

(10) Convertible Preferred Stock  (Continued)

At December 31, 2014, convertible preferred stock consisted of the following (in thousands, except share data):

	Shares		Liquidation amount	Carrying Value
	Authorized	Outstanding
Series A	7,703,785	7,703,785	$3,082	$3,082
Series B	2,567,390	2,567,390	2,567	2,567
Series C	3,256,601	3,168,882	1,806	1,806
Series D	11,773,243	11,390,743	11,391	11,391
Series E	2,212,960	2,212,960	3,319	3,319
Series F	11,416,717	9,170,401	16,048	16,048

Total convertible preferred stock	38,930,696	36,214,161	$38,213	$38,213

(11) Share-Based Compensation

The Company adopted and the shareholders approved the 2002 Employee, Director and Consultant Stock Option Plan in 2002. No options were granted during the three months ended March 31, 2015 or 2014.

The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation. Stock compensation attributable to manufacturing operations was not significant and was expensed directly to cost of goods sold in the statements of operations. Share-based compensation expense for the three months ended March 31, 2015 and 2014 was recorded as follows (in thousands):

	2015	2014
Cost of goods sold	$1	1
Research and development	9	1
Selling, general and administrative	50	20

Employee share-based compensation expense	$60	22

Unrecognized stock-based compensation for employee options granted through March 31, 2015 is approximately $634,000 to be recognized over a remaining weighted average service period of 3.1 years.

A summary of activity is as follows:

		Options outstanding
	Shares available for grant	Number of shares	Weighted average exercise price	Weighted average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
					(In thousands)
Balance, December 31, 2014	932,975	6,035,301	0.40	7.7	$3,086
Additional shares authorized	—	—	—
Stock options granted	—	—	—
Stock options exercised	—	(2,000)	0.10
Stock options cancelled	17,793	(17,793)	0.23

Balance, March 31, 2015	950,768	6,015,508	0.40	7.4	$3,975

BioCardia, Inc.

Notes to Condensed Financial Statements  (Continued)

(11) Share-Based Compensation  (Continued)

At March 31, 2015, there were 6,015,508 options vested and expected to vest with a weighted-average exercise price of $0.40, a weighted-average remaining contractual term of 7.4 years and an aggregate intrinsic value of $4.0 million.

Nonemployee Stock-Based Compensation

The Company grants options to consultants in exchange for consulting services to be rendered and vest over the period the services are rendered. No such options were granted during the three months ended March 31, 2015 and 2014.

The Company accounts for stock-based compensation arrangements with nonemployees, using the Black-Scholes option pricing model, based on the fair value as these instruments vest. Accordingly, at each reporting date, the Company revalues the unearned portion of the stock-based compensation and the resulting change in fair value is recognized in the statements of operations over the period the related services are rendered. In connection with its grant of options and stock awards to nonemployees, the Company has recognized stock-based compensation of approximately $6,000 and $1,000 for the three months ended March 31, 2015 and 2014, respectively. The following assumptions were used to value these awards.

	Three Months Ended
	March 31, 2015	March 31, 2014
Risk-free interest rate	1.37–1.90%	2.02–2.44%
Expected term (in years)	10.0	10.0
Volatility	71-94%	48%
Dividend yield	—	—

(12) Net Loss and Pro Forma Net Loss per Share

The following table sets forth the computation of the basic and diluted net loss per share for the three months ended March 31, 2015 and 2014 (in thousands, except share and per share data):

	Three Months Ended March 31,
	2015	2014
Numerator:
Net loss	$(1,756)	$(1,639)

Denominator
Weighted average shares used to compute net loss per share, basic and diluted	6,810,961	6,805,024

Net loss per share, basic and diluted	$(0.26)	$(0.24)

BioCardia, Inc.

Notes to Condensed Financial Statements  (Continued)

(12) Net Loss and Pro Forma Net Loss per Share  (Continued)

The following weighted-average outstanding common stock equivalents were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:

	March 31,
	2015	2014
Convertible preferred stock	40,660,261	35,893,103
Notes convertible into preferred stock	—	1,436,086
Stock options to purchase common stock	6,015,508	2,673,939
Convertible preferred stock warrants	897,428	1,272,470

	47,573,197	41,275,598

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share during the three months ended March 31, 2015 (in thousands, except for share and per share amounts):

March 31, 2015
Net loss	$(1,756)

Shares used in computing net loss per share, basic and diluted	6,810,961
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	40,660,261
Shares used in computing pro forma net loss per share, basic and diluted	47,471,222

Pro form net loss per share, basic and diluted	$(0.04)

(13) Income Taxes

During the three months ended March 31, 2015 and 2014, there was no income tax expense or benefit for federal or state income taxes in the accompanying condensed statement of operations due to the Company’s net loss and a valuation allowance on the resulting deferred tax asset. Realization of deferred tax assets is dependent on future taxable income, the existence and timing of which is uncertain. The Company does not believe that these assets are realizable on a more-likely-than-not basis; therefore, the net deferred tax assets have been fully offset by a valuation allowance. The Company did not have any deferred tax liabilities as of March 31, 2015.

(14) Contingencies

The Company may be subject to various claims, complaints, and legal actions that arise from time to time in the normal course of business. Management does not believe that the Company is party to any currently pending legal proceedings, the outcome of which will have a material adverse effect on the Company’s operations or financial position. There can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows.

(15) Subsequent Events

In May 2015, the Company entered into note agreements with various shareholders if the Company and other lenders for a total of $7.2 million. The notes accrue 8% annual simple interest, mature 18 months from the issue date and are callable by written demand of a majority of the holders of the outstanding note principle after the

BioCardia, Inc.

Notes to Condensed Financial Statements  (Continued)

(15) Subsequent Events  (Continued)

maturity date. If the Company closes an effective registration statement filed under the Securities Act of 1933, as amended, covering the sale of the Company’s common stock (an IPO) prior to maturity, the outstanding principle and accrued interest automatically converts into shares of common stock at 80% of the price of the shares of common stock purchased in the IPO. If at any time prior to the maturity date, the Company closes a private placement of the Company’s preferred stock for aggregate sales proceeds of at least $5.0 million excluding note conversions, at the note holder’s option (“Optional Conversion Right”), the outstanding principle and interest may be converted into shares of the preferred stock at a conversion price equal to 80% of the price of the preferred shares plus preferred stock warrant coverage equal to 8% with an exercise price equal to the purchase price of the preferred stock shares. The Optional Conversion Rights will terminate upon the closing of a private placement financing with an aggregate sales price of at least $15 million during the term of the notes. Notes that are not converted prior to maturity will remain outstanding until the earlier of an IPO or until called by a majority of the holders of the outstanding note principle.

                     Shares

Common Stock

PROSPECTUS

Cantor Fitzgerald & Co.

Roth Capital Partners

Maxim Group LLC

                , 2015

Until,                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

SEC registration fee		$6,681*
FINRA filing fee		9,125*
NASDAQ Global Market listing fee		125,000*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15.    Recent Sales of Unregistered Securities.

Since January 1, 2012, we issued the following unregistered securities:

•	We issued an aggregate of 79,004 shares of common stock upon the exercise of options issued to certain of our directors, officers, employees and consultants under our 2002 Stock Option Plan at exercise prices per share ranging from $0.10 to $0.44, for an aggregate consideration of approximately $22,690.

•	We granted stock options to purchase an aggregate of 4,529,685 shares of our common stock at exercise prices per share ranging from $0.33 to $0.46 to certain of our directors, officers, employees, and consultants under our 2002 Stock Option Plan.

•	In October and December 2012, we issued convertible notes with an aggregate principal amount of $2.1 million and warrants to purchase the amount of Series F Preferred Stock equal to 15% of the principal amount of the convertible notes to a group of accredited investors.

•	In 2013, we issued and sold to a group of accredited investors an aggregate of 4,161,152 shares of Series F Preferred Stock and warrants to purchase an aggregate of 514,928 shares of Series F Preferred Stock, for an aggregate consideration of approximately $7.3 million, which included the conversion of approximately $2.2 million of convertible notes issued in 2012 with the balance paid for in cash.

•	In 2014, we issued to a group of accredited investors an aggregate of 321,058 shares of Series F Preferred Stock upon exercise of certain warrants at the exercise price of $1.75 per share, for a total aggregate cash consideration of approximately $562,000.

•	In 2014, we issued convertible notes with an aggregate principal amount of $7.5 million. In January 2015, we issued an aggregate of 4,446,100 shares of Series F Preferred Stock in 2015 at $1.75 per share, upon conversion in full of the principal amount of these notes and interest therein.

•	In 2015, we issued convertible notes with an aggregate principal amount of $7.2 million to a group of accredited investors.

•	In April 2015, our board of directors authorized the grant of options to purchase that number of shares of our common stock equal to (i) 123,000, plus (ii) $790,000 divided by the initial public offering price at an exercise price per share equal to the initial public offering price, to certain of our directors and officers under our 2015 Equity Incentive Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.     Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, State of California, on June 16, 2015.

BIOCARDIA, INC.

By:	/s/ Peter Altman
Peter Altman, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter Altman and Gary Titus, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

/s/ Peter Altman Peter Altman, Ph.D.	President and Chief Executive Officer (Principal Executive Officer)	June 16, 2015

/s/ Gary Titus Gary Titus	Chief Financial Officer (Principal Accounting and Financial Officer)	June 16, 2015

/s/ Jay M. Moyes Jay M. Moyes	Director	June 16, 2015

/s/ Thomas Quertermous Thomas Quertermous, M.D.	Director	June 16, 2015

/s/ Simon H. Stertzer Simon H. Stertzer, M.D.	Director	June 16, 2015

/s/ Allan R. Tessler Allan R. Tessler	Director	June 16, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement

3.1	Certificate of Incorporation of the Company, as currently in effect

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Company, to be effective upon consummation of this offering

3.4	Bylaws of the Company, as currently in effect

3.5*	Form of Bylaws of the Company, to be effective upon consummation of this offering

4.1*	Specimen Common Stock Certificate of the Company

4.2	Amended and Restated Investors’ Rights Agreement, dated June 6, 2011, by and among the Company and the investors listed on Exhibit A thereto

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*	Form of Director and Executive Officer Indemnification Agreement

10.2	2002 Stock Option Plan, as amended, and related form agreements

10.3*	2015 Equity Incentive Plan and related form agreements

10.4*	2015 Employee Stock Purchase Plan and related form agreements

10.5	Employment Letter Agreement by and between the Company and Gary Titus, dated April 23, 2014

10.6	Employment Letter Agreement by and between the Company and Michael Kolber, dated August 2, 2013

10.7	Lease Agreement, dated September 29, 2008, by and between the Company and ARE-San Francisco No. 29, LLC

10.8	First Amendment to Lease, dated May 31, 2010, by and between the Company and ARE-San Francisco No. 29, LLC

10.9	Letter Agreement for Lease Renewal, dated November 26, 2012, by and between the Company and Alexandria Real Estate Equities

10.10†	License and Distribution Agreement, dated October 30, 2012, by and between the Company and Biomet Biologics, LLC

10.11	Form of Warrant to Purchase Shares of Series F Preferred Stock of the Company, issued in connection with the transactions described in the Series F Preferred Stock and Warrant Purchase Agreement, dated as of April 24, 2013, as may be amended from time to time, by and among the Company and the purchasers described therein

10.12	Form of Warrant to Purchase Shares of Series F Preferred Stock of the Company, issued in connection with the issuance of convertible notes

10.13	Form of Warrant to Purchase Shares of Series D Preferred Stock of the Company, issued in connection with the issuance of convertible notes

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1	Power of Attorney (see signature page to this Registration Statement on Form S-1)

*	To be filed by amendment. All other exhibits are filed herewith.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.